Exhibit 99.34

Technical Report on the
Tony M Mine, Utah, USA
Report for NI 43-101

Consolidated Uranium Inc.

SLR Project No: 138.20125.00002

Effective Date:

September 9, 2022

Signature Date:

December 8, 2022

Prepared by:

SLR International Corporation

Qualified Person:

Mark B. Mathisen, C.P.G.

Technical Report on the Tony M Mine, Utah, USA

Prepared by

SLR International Corporation

1658 Cole Blvd, Suite 100

Lakewood, CO 80401

for

Consolidated Uranium Inc.

217 Queen Street West, 4th Floor

Toronto, Ontario, Canada

M5V 0R2

Effective Date – September 9, 2022

Signature Date – December 8, 2022

Prepared by: Mark B. Mathisen, C.P.G. Peer Reviewed by: Deborah A. McCombe, P.Geo.	Approved by: Project Manager Mark B. Mathisen, C.P.G. Project Director Grant A. Malensek, M.Eng., P.Eng.

FINAL

Distribution:	1 copy – Consolidated Uranium Inc.
1 copy – SLR International Corporation

Forward Looking Information

This document contains “forward-looking information” as defined in applicable securities laws. Forward looking information includes, but is not limited to, statements with respect to the costs and expenses of further exploration work; the success and continuation of exploration activities, including drilling; estimates of mineral resources; the future price of uranium; government regulations and permitting timelines; requirements for additional capital; environmental risks; and general business and economic conditions. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of, such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any of the future results, performance or achievements expressed or implied by the forward-looking information. These risks, uncertainties and other factors include, but are not limited to, the assumptions underlying the production estimates not being realized, decrease of future uranium prices, cost of labour, supplies, fuel and equipment rising, the availability of financing on attractive terms, actual results of current exploration, changes in project parameters, exchange rate fluctuations, delays and costs inherent to consulting and accommodating rights of local communities, title risks, regulatory risks and uncertainties with respect to obtaining necessary permits or delays in obtaining same, and other risks involved in the uranium production, development and exploration industry, as well as those risk factors discussed in Consolidated Uranium Inc.’s (CUR) SEDAR filings from time to time. Forward-looking information is based on a number of assumptions which may prove to be incorrect, including, but not limited to, the availability of financing for CUR’s development and exploration activities; the timelines for CUR’s exploration and development activities on the property; the availability of certain consumables and services; assumptions made in mineral resource and mineral reserve estimates, including geological interpretation grade, recovery rates, price assumption, and operational costs; and general business and economic conditions. All forward-looking information herein is qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking information. CUR and the author of this technical report undertake no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information or future events or otherwise, except as may be required by applicable law.

CONTENTS

1.0	Summary	1-1
1.1	Executive Summary	1-1
1.2	Technical Summary	1-4
2.0	Introduction	2-1
2.1	Sources of Information	2-1
2.2	List of Abbreviations	2-2
3.0	Reliance on Other Experts	3-1
4.0	Property Description and Location	4-1
4.1	Location	4-1
4.2	Land Tenure	4-3
4.3	Surface Access	4-10
4.4	Royalties	4-10
4.5	Environmental Liabilities, Permits, and other Risks	4-10
5.0	Accessibility, Climate, Local Resources, Infrastructure and Physiography	5-1
5.1	Accessibility	5-1
5.2	Climate	5-1
5.3	Local Resources	5-1
5.4	Mine Infrastructure	5-1
5.5	Physiography	5-2
6.0	History	6-1
6.1	Prior Ownership	6-1
6.2	Exploration and Development History	6-2
6.3	Historical Mineral Resources	6-3
6.4	Past Production	6-3
6.5	Vanadium Studies	6-5
6.6	Past Mineral Processing and Metallurgical Testing	6-7
6.7	White Mesa Mill	6-8
7.0	Geological Setting and Mineralization	7-1
7.1	Regional Geology	7-1
7.2	Local and Property Geology	7-6
7.3	Mineralization	7-12
7.4	Uranium and Vanadium Mineralogy	7-12
7.5	Chemical Analysis of Mineralized Samples from the Property	7-14
8.0	Deposit Types	8-1

Consolidated Uranium Inc. | Tony M Mine, SLR Project No: 138.20125.00002

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9.0	Exploration	9-1
9.1	Consolidated Uranium Vanadium Sampling (2022)	9-1
10.0	Drilling	10-1
10.1	Consolidated Uranium (2022)	10-1
10.2	Drilling by Previous Owners	10-5
10.3	Conclusions	10-6
11.0	Sample Preparation, Analyses, and Security	11-1
11.1	Sampling Method and Approach	11-1
11.2	Radiometric Equilibrium Uranium	11-4
11.3	Sample Security	11-9
11.4	Quality Assurance and Quality Control	11-9
11.5	Conclusions	11-13
12.0	Data Verification	12-1
12.1	SLR Data Verification (2022)	12-1
13.0	Mineral Processing and Metallurgical Testing	13-1
14.0	Mineral Resource Estimate	14-1
14.1	Summary	14-1
14.2	Resource Database	14-2
14.3	Geological Interpretation	14-4
14.4	Statistical Analysis	14-6
14.5	Compositing	14-7
14.6	Variography	14-8
14.7	Bulk Density	14-8
14.8	Block Models	14-8
14.9	Search Strategy and Grade Interpolation Parameters	14-10
14.10	Depletion of Past Production (1979-2008)	14-11
14.11	Cut-off Grade	14-14
14.12	Classification	14-14
14.13	Block Model Validation	14-16
14.14	Grade Tonnage Sensitivity	14-20
14.15	Mineral Resource Reporting	14-21
14.16	Comparison to Previous Estimate	14-22
15.0	Mineral Reserve Estimate	15-1
16.0	Mining Methods	16-1
17.0	Recovery Methods	17-1

Consolidated Uranium Inc. | Tony M Mine, SLR Project No: 138.20125.00002

NI 43-101 Technical Report - December 8, 2022

18.0	Project Infrastructure	18-1
19.0	Market Studies and Contracts	19-1
20.0	Environmental Studies, Permitting, and Social or Community Impact	20-1
21.0	Capital and Operating Costs	21-1
22.0	Economic Analysis	22-1
23.0	Adjacent Properties	23-1
23.1	Copper Bench – Indian Bench Deposit	23-1
23.2	Frank M Deposit	23-1
23.3	Lucky Strike 10 Deposit	23-2
24.0	Other Relevant Data and Information	24-1
25.0	Interpretation and Conclusions	25-1
25.1	Geology and Mineral Resources	25-1
26.0	Recommendations	26-1
26.1	Phase 1 - Exploration Drilling – Vanadium Sampling	26-1
26.2	Phase 2 - Advancement of the Tony M Mine	26-1
27.0	References	27-1
28.0	Date and Signature Page	28-1
29.0	Certificate of Qualified Person	29-1
29.1	Mark B. Mathisen	29-1

Consolidated Uranium Inc. | Tony M Mine, SLR Project No: 138.20125.00002

NI 43-101 Technical Report - December 8, 2022

TABLEs

Table 1-1:	Summary of Mineral Resources – Effective Date September 9, 2022	1-1
Table 1-2:	Proposed Exploration Budget	1-4
Table 1-3:	Summary of Mineral Resources – Effective Date September 9, 2022	1-8
Table 4-1:	2022 to 2023 Assessment Year to Hold Unpatented Mining Claims	4-6
Table 6-1:	Historical Production at Tony M	6-5
Table 6-2:	Southwest Deposit V2O5 : U3O8 Ratios by Atlas	6-6
Table 6-3:	Southwest Deposit -V2O5/U3O8 Ratios by EFNI U3O8 GT Cut-Off = 0.80 ft.%	6-7
Table 7-1:	Comparison of Composite Head Analyses with Calculated Head Analyses	7-14
Table 7-2:	Presence of Various Elements in Composite Samples of the Tony M Mine	7-14
Table 9-1:	CUR 2022 List of Notable V2O5 vs U3O8 Intercepts	9-1
Table 10-1:	Drilling Summary on the Tony M Mine	10-1
Table 10-2:	2022 Drilling Summary Grade Intercepts on the Tony M Mine	10-2
Table 10-3:	Comparison of 2022 Drill Holes to Historic Twin Drill Holes	10-3
Table 10-4:	Core Drilling on the Tony M Mine	10-5
Table 11-1:	Disequilibrium Analysis 2022 Drilling by Mine Block	11-5
Table 11-2:	Disequilibrium Analysis 2022 Drilling by Drill Hole	11-5
Table 11-3:	Tony M Mine Grade and Factor Analyses (All Data) Average (Arithmetic Mean)	11-8
Table 11-4:	Certified Reference Material	11-10
Table 14-1:	Summary of Mineral Resources – Effective Date September 9, 2022	14-2
Table 14-2:	Summary of Available Drill Hole Data for Resources	14-2
Table 14-3:	Assays for the Tony M and Southwest Project (% U3O8)	14-6
Table 14-4:	Summary Composites for the Tony M and Southwest Deposits (% eU3O8)	14-8
Table 14-5:	Summary of Block Model Setup	14-9
Table 14-6:	Summary of Block Model Variables for all Block Models	14-9
Table 14-7:	Summary Search Strategy for Tony M and Southwest	14-10
Table 14-8:	Summary of Historical Mining Depletion by Zone	14-11
Table 14-9:	Cut-off Grade Parameters	14-14
Table 14-10:	Comparaison of Block and Composite Grades	14-20
Table 14-11:	Grade versus Tonnage Curve	14-20
Table 14-12:	Summary of Mineral Resources – Effective Date September 9, 2022	14-22
Table 14-13:	Comparison of 2012 vs 2022 Resource Estimate	14-23
Table 26-1:	Proposed Exploration Budget	26-1

Consolidated Uranium Inc. | Tony M Mine, SLR Project No: 138.20125.00002

NI 43-101 Technical Report - December 8, 2022

FIGURES

Figure 4-1:	Regional Location Map of the Colorado Plateau and Henry Mountains Complex Property	4-2
Figure 4-2:	Property Boundary, Deposit Outlines, and Tony M Mine Workings	4-4
Figure 4-3:	Land Tenure Claim Map	4-5
Figure 7-1:	Regional Geology	7-2
Figure 7-2:	Colorado Plateau Geology and Deposit Locations	7-3
Figure 7-3:	Salt Wash Member – Isopachous and Facies Map	7-5
Figure 7-4:	Tony M Mine Representative Stratigraphic Section	7-7
Figure 7-5:	Tony M Mine Measured Stratigraphic Section of Salt Wash Member	7-8
Figure 7-6:	Tony M Mine Measured Stratigraphic Section of Lower Salt Wash Member	7-9
Figure 7-7:	Structural Contour Map of the Henry Mountains Area	7-10
Figure 9-1:	%eU3O8 vs Vanadium:Uranium Ratio for Vanadium Grade Calculations	9-2
Figure 10-1:	Drill Hole Location Map	10-4
Figure 11-1:	Probe vs Chemical Swath Plot	11-6
Figure 11-2:	Zscore Plot of CRM Oreas-122, -123, and -124 2022	11-10
Figure 11-3:	Scatter Plot of Blanks 2022	11-11
Figure 11-4:	Scatter Plot of Field Core Duplicates 2022	11-12
Figure 11-5:	Plot of Field Core Duplicate Mean versus Relative Difference 2022	11-13
Figure 14-1:	Tony M and Southwest Drill Hole Location Map	14-3
Figure 14-2:	Mineralized Wireframes	14-5
Figure 14-3:	LL Horizon of the Lower Salt Wash Log Probability Graph	14-7
Figure 14-4:	LL Horizon of the Lower Salt Wash Histogram	14-7
Figure 14-5:	Tony M Mining Zones	14-12
Figure 14-6:	Swath Plots in X Direction	14-16
Figure 14-7:	Swath Plots in the Y Direction	14-16
Figure 14-8:	Swath Plots in the Z Direction	14-17
Figure 14-9:	Longitudinal Section through the Lower Horizon of the Lower Salt Wash	14-18
Figure 14-10:	Mineral Resource Grade versus Tons at Various Cut-Off Grades	14-20

Consolidated Uranium Inc. | Tony M Mine, SLR Project No: 138.20125.00002

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1.0	Summary

1.1	Executive Summary

SLR International Corporation (SLR) was retained by Consolidated Uranium Inc. (CUR) to prepare an independent Technical Report on the Tony M Mine (the Property or the Project), located in Garfield County, Utah, USA. The Property consists of the Tony M and the Southwest uranium deposits, as well as the surface facilities and underground mine workings for the currently inactive Tony M mine. The Property was the site of underground mining as recently as 2008. The purpose of this report is to disclose the results of an updated Mineral Resource estimate on the Project. This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101). SLR visited the Project site on July 7, 2021.

CUR is a Toronto-based exploration company (TSXV: CUR) focused on acquiring and developing uranium properties around the globe. On July 14, 2021, CUR entered into an agreement to acquire a 100% interest in the Property from an affiliate of Energy Fuels (NYSE: UUUU) (the Acquisition). The Acquisition closed on October 27, 2022.

The SLR Qualified Person (QP), Mr. Mark B. Mathisen, C.P.G., SLR Principal Geologist, visited the Property, which is under care and maintenance, on July 7, 2021. Mr. Mathisen toured the surface mine operational areas (portal entrance, waste dumps, ore haulage chutes) and mine offices, inspected various parts of the Property, visited historic drill sites and infrastructure, and conducted discussions with CUR consulting geologists on the future exploration plans to advance the Project and to prepare a current mineral resource estimate

A Mineral Resource estimate for the Project, based on 1,678 drill holes totaling 947,610 ft, was completed by SLR. Table 1-1 summarizes Mineral Resources based on a $65/lb uranium price using a cut-off grade of 0.14% eU3O8. The effective date of the Mineral Resource estimate is September 9, 2022.

The SLR QP is of the opinion that with consideration of the recommendations summarized in Sections 1 and 26 of this report, any issues relating to all relevant technical and economic factors likely to influence the prospect of economic extraction can be resolved with further work. There are no other known environmental, permitting, legal, social, or other factors that would affect the development of the Mineral Resources.

While the estimate of Mineral Resources is based on the SLR QP’s judgment that there are reasonable prospects for eventual economic extraction, no assurance can be given that Mineral Resources will eventually convert to Mineral Reserves.

Table 1-1:	Summary of Mineral Resources – Effective Date September 9, 2022

Consolidated Uranium Inc – Tony M Mine

Classification	Tonnage (000 tons)	Grade (% eU3O8)	Contained Metal (000 lb eU3O8)	Recovery (%)
Total Indicated Mineral Resources	1,185	0.28	6,606	96
Total Inferred Mineral Resources	404	0.27	2,218	96

Consolidated Uranium Inc. | Tony M Mine, SLR Project No: 138.20125.00002

NI 43-101 Technical Report - December 8, 2022

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Notes:

1.	CIM (2014) definitions were followed for all Mineral Resource categories.

2.	Uranium Mineral Resources are estimated at a cut-off grade of 0.14% U3O8.

3.	The cut-off grade is calculated using a metal price of $65/lb U3O8.

4.	No minimum mining width was used in determining Mineral Resources.

5.	Mineral Resources are based on a tonnage factory of 15 ft3/ton (Bulk density 0.0667 ton/ft3 or 2.14 t/m3).

6.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

7.	Past production (1979-2008) has been removed from the Mineral Resource.

8.	Totals may not add due to rounding.

9.	Mineral Resources are 100% attributable to CUR and are in situ.

In connection with the completion of the Acquisition, CUR entered a toll milling agreement with an affiliate of Energy Fuels pursuant to which Energy Fuels will toll-mill economic mineralization mined from the Project at the White Mesa Mill near Blanding, Utah USA, subject to payment by CUR of a toll-milling fee and certain other terms and conditions.

1.1.1	Conclusions

SLR offers the following interpretations and conclusions on the Project:

•	The Tony M and Southwest deposits are of the Colorado Plateau sandstone hosted uranium type.

•	The Property has been the site of considerable mining and exploration, including the drilling and logging of approximately 2,000 rotary holes and 57 core holes in and around the Tony M property, of which 1,678 drill holes were used to prepare the Mineral Resource estimates.

o	During May and June 2022, CUR drilled eight combined rotary and diamond drill holes. The drill holes were designed to confirm the stratigraphic position of uranium mineralization, the relative thicknesses of mineralized intervals, and the range of uranium grades that were encountered in the historical drill holes.

■	SLR determined that the results were within a reasonable range to verify the presence and grade of the uranium oxide mineralization on the Property and the use of all the historic values as accurate and true for resource estimation.

■	The SLR QP is not aware of any drilling, sampling, or recovery factors that could materially impact the accuracy and reliability of the results.

■	Analysis of the 2022 twin drilling results is in general agreement with the nearby historical drill hole confirming that results of the historical drilling programs are reliable and suitable for use in Mineral Resource estimation.

•	The SLR QP is of the opinion that database verification procedures for the Property comply with industry standards and best practices and the drilling database is adequate for the purposes of Mineral Resource estimation updates.

•	The SLR QP is of the opinion that the gamma logging estimates of equivalent uranium grade (%eU3O8) for the Tony M Mine is slightly conservative and underestimate the average U3O8 grade by up to 3%, as well as some portions of the Tony M deposit by as much as 6%.

o	The state of disequilibrium varies from location to location within the Tony M deposit.

o	The relative difference between chemical and probe assays is not considered material, no correction (disequilibrium ratio of 1:1) to the radiometric data is required, and the data is suitable for resource estimation.

Consolidated Uranium Inc. | Tony M Mine, SLR Project No: 138.20125.00002

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•	Results from the eight holes showed an inverse relationship between vanadium to the uranium oxide grade, where the higher-grade vanadium is associated with the lower grade uranium mineralization.

o	SLR found the 2022 V2O5/U3O8 ratio ranges from 1:1 to greater than 17:1 in places and results are inline with historic reported ranges.

o	The small sample size of the 2022 drilling vanadium values prevents construction of a reliable and accurate vanadium block model or resource estimate until more data is collected to improve confidence and understanding of the vanadium distribution on the Property.

•	Significant historical uranium production has occurred at the Property in two phases. Between September 1979 and April 1984, Plateau Resources Ltd. (Plateau) produced a total of approximately 237,000 st at an average grade of 0.121% U3O8 for a total of 574,500 lb U3O8, and between September 2007 to December 2008, Denison produced 94,100 st at an average grade of 0.165 % U3O8 for 310,500 lb U3O8.

o	SLR is of the opinion that historical work on the Property was conducted using industry best practices that were standard at the time.

o	Historic production records provide a reliable estimate of mine production and are suitable for depletion of the current resource estimate. Past production has been removed from the reported Mineral Resource.

•	No Mineral Reserves have been estimated for the Property.

•	In the SLR QP’s opinion, there are no significant risks and uncertainties that could reasonably be expected to affect the reliability or confidence in the exploration information presented in this Technical Report, and the data provided to SLR by CUR is believed to be reasonably representative of the Property geology and uranium mineralization.

1.1.2	Recommendations

The SLR QP offers the following recommendations regarding advancement of the Project. CUR has proposed a two-phase program with a total budget of US$2,616,000 as presented in Table 1-2, to advance development of the Tony M Mine and explore the remainder of the Project. Phase 2 is dependant upon results from Phase 1 but can be started in parallel.

1.1.2.1	Phase 1 - Exploration Drilling – Vanadium Sampling

1.	Collect additional chemical assays in future drilling conducted on the Property in order to evaluate any disequilibrium.

2.	Continue to investigate the presence of vanadium oxide and its relationship to uranium mineralization in a two-phase approach:

a.	A surface drill campaign of approximately 75 drill holes would be required to better understand and model the vanadium values across the property.

b.	Complete additional infill/delineation drilling in areas of little to no drilling along projected mineralized trends to increase the Resource and upgrade Inferred Resources to Indicated.

3.	As an alternative to conducting a large number of surface holes, the Property has a large footprint of development workings and drifts (over 15 miles of drifts and headings) that would provide many areas to conduct rib sampling with a portable XRF for vanadium and uranium values. The portals are currently closed and unventilated, but rib scanning would provide more data quicker and cheaper than surface drilling. The use of XRF scanning would minimize the number of surface holes required.

Consolidated Uranium Inc. | Tony M Mine, SLR Project No: 138.20125.00002

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1.1.2.2	Phase 2 - Advancement of the Tony M Mine

1.	Complete a Preliminary Economic Assessment (PEA) of re-opening the Tony M mine.

Table 1-2:	Proposed Exploration Budget

Consolidated Uranium Inc. – Tony M Mine

Category	Task	Budget (US$)
Phase 1 - Exploration Drilling and Vanadium Sampling	Drilling	1,900,000
	Permitting	25,000
	Mine Rehab Work	100,000
	Rehab Equipment/Supplies	45,000
	Other	146,000
	Sampling Equipment and Assay Work	50,000
	Geotechnical Work	50,000
	Phase 1 Subtotal	2,316,000
Phase 2 - Project Advancement	PEA Study (including Mineral Resource update)	300,000
	Grand Total	2,616,000

1.2	Technical Summary

1.2.1	Property Description and Location

The Property is located in eastern Garfield County, Utah, USA, 17 miles (mi) north of the Bullfrog Basin Marina on Lake Powell, approximately 40 air miles south of the town of Hanksville, Utah, three miles west of Utah State Highway 276, and approximately five miles north of Ticaboo, Utah.

The Property consists of the Tony M and Southwest deposits and the currently inactive Tony M mine.

1.2.2	Land Tenure

The Property consists of one Utah State Mineral Lease for Section 16, Township 35 South, Range 11 East Salt Lake Meridian (SLM), and 74 unpatented Federal lode mining claims situated in Sections 4, 5, 8, 9, 17, 20, and 21, Township 35 South, Range 11 East, SLM. The latter consist of 25 B.F., five Bull, 19 Star, 17 TIC, and eight Ticaboo claims (including fractional claims). The claims and Utah State Lease comprise one contiguous property located in the northern half of T35S R11E SLM and extends into the southern half of T34S R11E SLM. The Utah State Section 16 includes 638.54 acres, and the 74 unpatented lode mining claims consist of approximately 1,378 acres. The surface rights covering the mining claims are owned by the United States (U.S.) Federal government and administered by the U.S. Bureau of Land Management (BLM), while the surface estate over the Utah State Lease is owned by the State of Utah and managed by the Trust Lands Administration (SITLA). Surface access over the Ticaboo 1, Ticaboo 5, and Ticaboo 6 claims, which are owned by UCOLO Exploration Corp (UCOLO), has been granted through a Surface Owner’s Agreement.

Consolidated Uranium Inc. | Tony M Mine, SLR Project No: 138.20125.00002

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All the Property holdings are reported to be in good standing.

1.2.3	History

During World War I, vanadium was mined from several small exposures of mineralization hosted in the Salt Wash Member of the Morrison Formation along the eastern and southern flanks of the Henry Mountains. In the 1940s and 1950s, interest increased in both vanadium and uranium, and numerous small mines developed along the exposed Salt Wash outcrops (Reinhardt, 1951).

Prior to 2005, all exploration, mine development, and related activities for the two historical properties (Tony M and Bullfrog) were conducted independently by several companies. Many historic activities on the Bullfrog and Tony M properties are therefore discussed separately, except where correlations and comparisons are made. SLR notes that historically the Bullfrog Property consisted of the Southwest, Copper Bench, and Indian Bench deposits, only the Southwest deposit lies within the current Property boundaries.

In the late 1960s, Gulf Minerals (Gulf) acquired a significant land position southwest of the Henry Mountains Complex and drilled approximately 70 holes with little apparent success. In 1970 and 1971, Rioamex Corporation (Rioamex) conducted a 40 hole drilling program in an east-west zone extending across the southern portion of the Bullfrog Property and the northern portion of the former Tony M Property. Some of these holes intercepted significant uranium mineralization.

The history of exploration and development of the Bullfrog property and former Tony M property evolved independently from the mid-1970s until early 2005. The Bullfrog Property was initially explored by Exxon Minerals Company (Exxon), while the former Tony M property was explored and developed by Plateau, a subsidiary of Consumers Power Company (Consumers) of Michigan.

In 1982, Atlas Minerals Corporation (Atlas) acquired the Bullfrog Property from Exxon, subsequently returning it to Exxon in 1991. The Bullfrog Property was then sold by Exxon to Energy Fuels Nuclear Inc. (EFNI) in 1992. In 1997, International Uranium Corp. (IUC) became the owner of the Bullfrog Property as part of an acquisition in which IUC acquired all of EFNI’s assets.

Plateau commenced exploration east of Shootaring Canyon in 1974 and drilled the first holes west of the canyon on the former Tony M property in early 1977. Development of the Tony M decline and mine began on September 1, 1978. Under Plateau, the Shootaring Canyon Uranium Processing Facility (Ticaboo Mill) was developed approximately four miles south of the Tony M mine portals. Operational testing commenced at the Ticaboo Mill on April 13, 1982, with the mill declared ready for operation on June 1, 1982. Following extensive underground development, the Tony M mine was put on care and maintenance in mid-1984 as a result of the cancellation of Consumers’ nuclear power plants located in Midland, Michigan. Plateau’s Tony M mine uranium production had been committed to the Midland plants.

Ownership of the former Tony M property was transferred from Plateau to Nuclear Fuels Services, Inc. (NFS) in mid-1990. During its tenure, NFS conducted annual assessment work including drilling and logging of approximately 39 rotary holes. U.S. Energy Corporation (USEC) acquired ownership of the former Tony M property in 1994, subsequently abandoning it in the late 1990s.

Consolidated Uranium Inc. | Tony M Mine, SLR Project No: 138.20125.00002

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In February 2005, the State of Utah offered the Utah State Mineral Lease covering Section 16 T35S R11E, SLM, for auction. Both the portal of the Tony M mine and the southern portion of the Tony M deposit are located on this State section. IUC was the successful bidder, and the State of Utah leased Section 16 to IUC. Subsequently, IUC entered into an agreement to acquire the TIC unpatented lode claims located between Section 16 and the Bullfrog Property claims.

On December 1, 2006, IUC combined its operations with those of Denison Mines Inc. (DMI) acquiring all issued and outstanding shares of DMI, and subsequently amending its name to Denison Mines Corp. (Denison). In February 2007, Denison acquired the former Plateau Tony M Property, bringing it under common ownership with the Bullfrog Property and renaming the properties the Henry Mountain Complex.

In 2007, the Ticaboo Mill was purchased by Uranium One Inc. from USEC.

In June 2012, Energy Fuels acquired 100% of the Henry Mountains Complex through the acquisition of Denison and its affiliates’ U.S. Mining Division.

On July 14, 2021, CUR entered into an agreement with respect to the Acquisition, which closed in October 2021. The remaining deposits (Copper Bench and Indian Bench) that occur to the north as part of the historic Bullfrog Property remain under Energy Fuels ownership.

The former Tony M mine was designed as a random room and pillar operation with pillar extraction by a retreat system. The pillars are 136 ft by 136 ft and form a conventional room and pillar pattern.

The White Mesa Mill is located six miles south of Blanding in southeastern Utah. Its construction by EFNI was based on the anticipated reopening of many small low grade mines on the Colorado Plateau. The White Mesa Mill was designed to treat 2,000 short tons per day (stpd) but has operated at rates in excess of the 2,000 stpd design rate. Construction of the White Mesa Mill commenced in June 1979 and was completed in May 1980. The White Mesa Mill has been modified to treat higher grade ores from the Arizona Strip, in addition to the common Colorado Plateau ores. Processing of Arizona Strip ores is typically at a lower rate of throughput than for the Colorado Plateau ores. The basic mill process is a sulphuric acid leach with solvent extraction recovery of uranium and vanadium.

Since 1980, the White Mesa Mill has operated intermittently in a series of campaigns to process ores from the Arizona Strip as well as from a few higher grade mines of the Colorado Plateau. Overall, the White Mesa Mill has produced approximately 30 Mlb U3O8 and 33 Mlb V2O5.

In connection with the completion of the Acquisition, CUR has entered a toll milling agreement with an affiliate of Energy Fuels pursuant to which Energy Fuels will toll mill economic mineralization mined from the Project at the White Mesa Mill, subject to payment by CUR of a toll-milling fee and certain other terms and conditions.

The former Tony M mine is accessed via a double entry system with two parallel declines spaced 50 ft apart on centres. The portals of the two 9 ft high by 12 ft wide main haulage ways are located on the northwesterly side of Shootaring Canyon near the south centre of Section 16 T35S R11E SLM with a sill elevation of approximately 4,546 feet above sea level (FASL). The declines follow a minus three percent grade (i.e., 3 ft/100 ft) along a trend of N22°W, and generally follow the long axis of the mineralized trend, extending approximately 10,200 ft from the portal. The declines intersected the natural water table approximately 5,300 ft from the portal.

Plateau developed over 18 mi of underground workings in the former Tony M mine. In 1984, dewatering was suspended, and the mine was allowed to flood. When USEC abandoned the Tony M mine in the late 1990s, the portals were closed, and the ventilation shafts capped as part of mine closure and reclamation activities.

Consolidated Uranium Inc. | Tony M Mine, SLR Project No: 138.20125.00002

NI 43-101 Technical Report - December 8, 2022

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When Denison operated the former Tony M mine, from 2007 to 2008, several surface facilities were constructed, including a power generation station, compressor station, fuel storage facilities, maintenance building, offices, and dry facilities. An evaporation pond, which was originally constructed when the Tony M mine was in operation in the 1980s and which was used for storage and evaporation of mine water, was reconstructed by Denison to allow for dewatering of the Tony M mine. Denison placed the mine on temporary closure status at the end of November 2008 and dewatering activities ceased.

The former Tony M property is being maintained in a state ready to resume operations as market conditions warrant.

1.2.4	Geology and Mineralization

The Deposits are classified as sandstone hosted uranium deposits. Sandstone-type uranium deposits typically occur in fine to coarse grained sediments deposited in a continental fluvial environment. The uranium may be derived from a weathered rock containing anomalously high concentrations of uranium, leached from the sandstone itself or an adjacent stratigraphic unit. It is then transported in oxygenated groundwater until it is precipitated from solution under reducing conditions at an oxidation-reduction interface. The reducing conditions may be caused by such reducing agents in the sandstone as carbonaceous material, sulphides, hydrocarbons, hydrogen sulphide, or brines.

Uranium mineralization on the Property is hosted by favorable sandstone horizons in the lowermost portion of the Salt Wash Member of the Jurassic age Morrison Formation, where detrital organic debris is present. Mineralization primarily consists of coffinite, with minor uraninite, which usually occurs in close association with vanadium mineralization. Uranium mineralization occurs as intergranular disseminations, as well as coatings and/or cement on and between sand grains and organic debris. Vanadium occurs as montroseite (hydrous vanadium oxide) and vanadium chlorite in primary mineralized zones located below the water table (i.e., the northernmost portion of the Tony M deposit).

The vanadium content of the Henry Mountains Basin deposits is relatively low compared to many other Salt Wash hosted deposits on the Colorado Plateau. Furthermore, the Henry Mountains Basin deposits occur in broad alluvial sand accumulations, rather than in major sandstone channels as is typical of the Uravan Mineral Belt deposits of western Colorado. The Henry Mountains Basin deposits do, however, have the same general characteristic geochemistry of the Uravan deposits, and are therefore classified as Salt Wash type deposits.

At the Tony M mine, the main mineralized horizons appear as laterally discontinuous, horizontal bands of dark material separated vertically by lighter zones lacking uranium but enriched in vanadium. On a small scale (inches to feet), the dark material often exhibits lithologic control, following cross-bed laminae or closely associated with, though not concentrated directly within, pockets of detrital organic debris.

1.2.5	Exploration Status

In 2022, CUR conducted an eight hole drilling program to confirm the stratigraphic position of uranium mineralization, the relative thicknesses of mineralized intervals, and the range of uranium grades that were encountered in the historical drill holes. No other additional exploration work has occurred on the property since CUR acquired the property in 2021.

Consolidated Uranium Inc. | Tony M Mine, SLR Project No: 138.20125.00002

NI 43-101 Technical Report - December 8, 2022

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1.2.6	Mineral Resources

Mineral Resources have been classified in accordance with Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves dated May 10, 2014 (CIM, 2014) definitions which are incorporated by reference in NI 43-101.

Mineral Resources estimated by SLR used all drill results available as of June 5, 2022. Mineralization occurs in a series of three individual stratiform layers included within a 30-ft to 62-ft-thick sandstone interval. Mineralization in the Tony M deposit occurs within three stratigraphic zones of the lower Salt Wash Member of the Morrison Formation, with a minor mineralized zone in the underlying Tidwell Member included in the lower zone, which is excluded from the Mineral Resource estimate. The Mineral Resource estimate effective as of September 9, 2022, is presented in Table 1-3.

Table 1-3:	Summary of Mineral Resources – Effective Date September 9, 2022

Consolidated Uranium Inc. – Tony M Mine

		Tonnage	Grade	Contained Metal	Recovery
Classification	Mine Block	(000 tons)	(% eU3O8)	(000 lb eU3O8)	(%)
	b_zone	340	0.26	1,755	96
	e_zone	0	0.00	0	96
	f_zone	70	0.37	511	96
Indicated Mineral Resources	h_zone	0	0.00	0	96
	i_zone	15	0.23	70	96
	l_zone	4	0.21	17	96
	s_zone	4	0.90	72	96
	Other	752	0.28	4,181	96
Total Indicated Mineral Resources		1,185	0.28	6,606	96
	b_zone	75	0.25	377	96
	e_zone	25	0.66	329	96
	f_zone	7	0.17	24	96
	h_zone	1	0.20	4	96
Inferred Mineral Resources	i_zone	0.0	0.00	1	96
	l_zone	11	0.23	50	96
	s_zone	26	0.32	167	96
	Other	259	0.24	1,266	96
Total Inferred Mineral Resources		404	0.27	2,218	96

Notes:

1.	CIM (2014) definitions were followed for all Mineral Resource categories.

2.	Uranium Mineral Resources are estimated at a cut-off grade of 0.14% U3O8.

3.	The cut-off grade is calculated using a metal price of $65/lb U3O8

4.	No minimum mining width was used in determining Mineral Resources.

5.	Mineral Resources are based on a tonnage factory of 15 ft3/ton (Bulk density 0.0667 ton/ft3 or 2.14 t/m3).

6.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
7.	Past production (1979–2008) has been removed from the Mineral Resource estimate.
8.	Totals may not add due to rounding.

9.	Mineral Resources are 100% attributable to CUR and are in situ.

1.2.7	Mineral Reserves

There are no Mineral Reserves reported for the Property.

Consolidated Uranium Inc. | Tony M Mine, SLR Project No: 138.20125.00002

NI 43-101 Technical Report - December 8, 2022

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2.0	Introduction

SLR International Corporation (SLR) was retained by Consolidated Uranium Inc. (CUR) to prepare an independent Technical Report on the Tony M Mine (the Property or the Project), located in Garfield County, Utah, USA. The Property consists of the Tony M and the Southwest uranium deposits, as well as the surface facilities and underground mine workings for the currently inactive Tony M mine. The Property was the site of underground mining as recently as 2008. The purpose of this report is to disclose the results of an updated Mineral Resource estimate on the Project. This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101). SLR visited the Project site on July 7, 2021.

CUR is a Toronto-based exploration company (TSXV: CUR) focused on acquiring and developing uranium properties around the globe. On July 14, 2021, CUR entered into an agreement to acquire a 100% interest in the Property from an affiliate of Energy Fuels (NYSE: UUUU) (the Acquisition). The Acquisition closed on October 27, 2021.

2.1	Sources of Information

This Technical Report was prepared by Mark B. Mathisen, C.P.G., SLR Principal Geologist, who is a Qualified Person in accordance with NI 43-101, and assisted by Ryan Rodney, C.P.G., SLR Associate Geologist.

SLR, as the former Roscoe Postle Associates Inc (RPA) and Scott Wilson RPA, has prepared previous Technical Reports on the Property as of October 15, 2021, June 27, 2012, March 19, 2009, and September 9, 2006.

Mr. Mark B. Mathisen, visited the Property, which is under care and maintenance, on July 7, 2021. Mr. Mathisen toured the operational areas and mine offices, inspected various parts of the Property, visited historic drill sites and infrastructure, and conducted discussions with CUR consulting geologists on the future exploration plans to advance the Project and bring previous resource estimations to current.

Discussions were held with the following CUR and Energy Fuels personnel:

•	Marty Tunney, P.Eng., President & Chief Operating Officer, Consolidated Uranium Inc.

•	Tyler Johnson, Consulting Geologist, Consolidated Uranium Inc.

•	Ted Wilton, P.G., C.P.G, MAIG, Consulting Geologist, Consolidated Uranium Inc.

•	Gordon Sobering, PE, Chief Engineer, Energy Fuels Resources (USA) Inc.

Mr. Mathisen is responsible for all sections of this Technical Report and is independent for the purposes of NI 43-101.

The documentation reviewed, and other sources of information, are listed at the end of this Technical Report in Section 27 References.

Consolidated Uranium Inc. | Tony M Mine, SLR Project No: 138.20125.00002

NI 43-101 Technical Report - December 8, 2022

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2.2	List of Abbreviations

Units of measurement used in this Technical Report conform to the metric system. All currency in this Technical Report is US dollars (US$) unless otherwise noted.

μ	micron	kVA	kilovolt-amperes
μg	microgram	kW	kilowatt
a	annum	kWh	kilowatt-hour
A	ampere	L	litre
bbl	barrels	lb	pound
Btu	British thermal units	L/s	litres per second
°C	degree Celsius	m	metre
C$	Canadian dollars	M	mega (million); molar
cal	calorie	m2	square metre
cfm	cubic feet per minute	m3	cubic metre
cm	centimetre	MASL	metres above sea level
cm2	square centimetre	m3/h	cubic metres per hour
d	day	mi	mile
dia	diameter	min	minute
dmt	dry metric tonne	μm	micrometre
dwt	dead-weight ton	mm	millimetre
°F	degree Fahrenheit	mph	miles per hour
ft	foot	MVA	megavolt-amperes
ft2	square foot	MW	megawatt
ft3	cubic foot	MWh	megawatt-hour
ft/s	foot per second	oz	Troy ounce (31.1035g)
g	gram	oz/st, opt	ounce per short ton
G	giga (billion)	ppb	part per billion
Gal	Imperial gallon	ppm	part per million
g/L	gram per litre	psia	pound per square inch absolute
Gpm	Imperial gallons per minute	psig	pound per square inch gauge
g/t	gram per tonne	RL	relative elevation
gr/ft3	grain per cubic foot	s	second
gr/m3	grain per cubic metre	st	short ton
ha	hectare	stpa	short ton per year
hp	horsepower	stpd	short ton per day

Consolidated Uranium Inc. | Tony M Mine, SLR Project No: 138.20125.00002

NI 43-101 Technical Report - December 8, 2022

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hr	hour	t	metric tonne
Hz	hertz	tpa	metric tonne per year
in.	inch	tpd	metric tonne per day
in2	square inch	US$	United States dollar
J	joule	USg	United States gallon
k	kilo (thousand)	USgpm	US gallon per minute
kcal	kilocalorie	V	volt
kg	kilogram	W	watt
km	kilometre	wmt	wet metric tonne
km2	square kilometre	wt%	weight percent
km/h	kilometre per hour	yd3	cubic yard
kPa	kilopascal	yr	year

Consolidated Uranium Inc. | Tony M Mine, SLR Project No: 138.20125.00002

NI 43-101 Technical Report - December 8, 2022

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3.0	Reliance on Other Experts

This Technical Report has been prepared by SLR for CUR. The information, conclusions, opinions, and estimates contained herein are based on:

•	Information available to SLR at the time of preparation of this Technical Report.

•	Assumptions, conditions, and qualifications as set forth in this Technical Report.

For the purpose of this Technical Report, SLR has relied on an opinion by Parr Brown, Gee and Loveless dated June 10, 2021, entitled “Title Report Tony M Property Garfield County, Utah” (Parr Brown, Gee and Loveless, 2021), and this opinion is relied on in Section 4 and the Summary of this Technical Report with respect to the Property tenure. SLR has not researched Property title or mineral rights for the Property and expresses no opinion as to the ownership status of the Property.

Except for the purposes legislated under provincial securities laws, any use of this Technical Report by any third party is at that party’s sole risk.

Consolidated Uranium Inc. | Tony M Mine, SLR Project No: 138.20125.00002

NI 43-101 Technical Report - December 8, 2022

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4.0	Property Description and Location

4.1	Location

The Tony M Mine is located in eastern Garfield County, Utah, USA, 17 mi north of Bullfrog Basin Marina on the northwestern side of Lake Powell and approximately 40 air miles south of the town of Hanksville, Utah and three miles west of Utah State Highway 276 and approximately five miles north of Ticaboo, Utah (Figure 4-1).

The Tony M Mine consists of the Tony M and the Southwest uranium deposits (the Deposits), as well as the surface facilities and underground mine workings for the currently inactive mine. The approximate geographical center of the target areas of interest is located at latitude 37°47'0.96"N and longitude 110°42'52.87"W. All surface data coordinates are State Plane 1983 Utah South FIPS 4303 (US feet) system.

Consolidated Uranium Inc. | Tony M Mine, SLR Project No: 138.20125.00002

NI 43-101 Technical Report - December 8, 2022

4-1

Green River
Grand Junction
Uncompahgre Uplift
San Rafael River
Coal Cliffs
San Rafael Swell
Green River
N
Gateway
Moab
URAVAN
MINERAL
BELT
Limit of Paradox Salt Basin
Montrose
Hanksville
Uravan
Deer Creek/ La Sal
La Sal
Van 4
Naturita
Norwood
Fremont River
Henry Mountains
Dirty Devil River
Waterpocket Fold
Rim-Columbus
Sunday Mine
Complex
Ouray
Placerville
Telluride
Hite
Monticello
Tony M Project
Ticaboo
Silverton
Dove Creek
Blanding
Dolores River
White Mesa Mill
Bullfrog Marina
Colorado
Cortez
Durango
Bluff
San Juan River
Glen Canyon
Mexican Hat
Monument Valley
UTAH
ARIZONA
COLORADO
NEW MEXICO
Shiprock
Miles
0
25
50
0
20
40
60
80
Kilometres

Figure 4-1

Consolidated Uranium Inc.

Tony M Mine

Utah, USA

December 2022

Source: Denison Mines Corp., 2012.

4-2

4.2	Land Tenure

The Tony M Mine consists of the underground mining project hosting the Tony M and Southwest deposits (the Deposits) and associated mineral extraction facilities.

The Tony M Mine consists of one Utah State Mineral Lease, comprised of Section 16, Township 35 South, Range 11 East Salt Lake Meridian (SLM), and 74 unpatented Federal lode mining claims situated in Sections 4, 5, 8, 9, 17, 20, and 21, Township 35 South, Range 11 East. The latter consist of 25 B.F., five Bull, 19 Star, 17 TIC, and eight Ticaboo claims (including fractions). The claims and Utah State Lease comprise one contiguous property located in the northern half of Township 35 South, Range 11 East, SLM and extends into the southern half of Township 34 South, Range 11 East SLM. The Utah State Section 16 includes 638.54 acres, and the 74 unpatented lode mining claims cover an area of approximately 1,378 acres (Table 4-1). The surface rights covering the mining claims are owned by the United States (U.S.) government and administered by the U.S. Bureau of Land Management (BLM), while the surface estate over the Utah State Lease is owned by the State of Utah and managed by the Trust Lands Administration (SITLA). Surface access over the Ticaboo 1, Ticaboo 5, and Ticaboo 6 claims, which are owned by UCOLO Exploration Corp (UCOLO), has been granted through a Surface Owner’s Agreement.

All of the Property holdings are reported to be in good standing up to September 1, 2023. An examination of the BLM Mineral & Land Records System (MLRS) Reports indicated that the annual maintenance fees for the period covering September 1, 2022, to August 31, 2023, have been made and each of the mining claims is classed as “Active” (U.S. Bureau of Land Management, 2022). A search of the Utah Trust Lands Administration on-line files indicated that the lease for Section 16, Township 35 South, Range 11 East is active and all payments due to the State of Utah are current to the next lease anniversary date of March 31, 2023 (State of Utah, 2022).

Figure 4-2 presents the Property boundary, deposit outlines, and the Tony M mine limits, while Figure 4-3 presents the Property land tenure claims.

Consolidated Uranium Inc. | Tony M Mine, SLR Project No: 138.20125.00002

NI 43-101 Technical Report - December 8, 2022

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SLR

Figure 4-2
Consolidated Uranium Inc.
Tony M Mine
Utah, USA
Property Boundary, Deposit Outlines, and Tony M Mine Workings
N
Indian Bench - Copper Bench Deposit
Frank M Deposit
Note: Frank M Deposit not owned by Energy Fuels or CUR
Southwest
Tony M
Tony M Mine Workings
Lucky Strike 10 Deposit
Legend:
Energy Fuels Property
CUR Property (BLM Claims)
CUR Property (UCOLO)
CUR Property (State Lease)
CUR Property outline
0
2,500
5,000
Feet
1858600
1862600
1866600
1870600
1874600
1878600
1882600
10271600
10269600
10267600
10265600
10263600
10261600
10259600
10257600
10255600
10253600
10251600
10249600
10247600
10245600
10243600
10241600
10239600
10237600
10235600

December 2022

Source: SLR, 2022.

4-4

Figure 4-3

Consolidated Uranium Inc.
Tony M Mine
Utah, USA
Land Tenure Claim Map
N
Southwest
Tony M
Tony M Mine Workings
State Lease
B.F. 129
B.F. 131
B.F. 132
B.F. 133
B.F. 134
B.F. 135
B.F. 136
B.F. 137
B.F. 138
B.F. 139
B.F. 140
B.F. 141
B.F. 142
B.F. 143
B.F. 144
B.F. 145
B.F. 146
B.F. 147
B.F. 148
B.F. 149
B.F. 150
B.F. 151
B.F. 152
B.F. 153
B.F. 154
Star 12
Star 11
Star 9
Star 10
Star 8
Star 7Frac
Star 7
Star 6
Star 5Frac
Star 5
Star 4
Star 1
Star 2
Star 3
Star 14Frac
Star 15
Star 14
Star 16Frac
Star 13
Tic 32B
Tic 31B
Tic 30B
Tic 27B
Tic 28B
Tic 29B
Tic 26B
Tic 25B
Tic 33B
Tic 24B
Tic 21B
Tic 22B
Tic 23B
Tic 20B
Tic 19B
Tic 18B
Tic 17B
Bull 684
Bull 683
Bull 682
Bull 681
Bull 680
Ticaboo 13Frac
Ticaboo 13
Ticaboo 14
Ticaboo 15
Ticaboo 20
Ticaboo 16
Ticaboo 17
Ticaboo 18
Ticaboo 1
Ticaboo 2
Ticaboo 5
Ticaboo 6
Ticaboo 3
Ticaboo 7
Ticaboo 4
Legend:
CUR Property (UCOLO)
CUR Property (BLM Claims)
CUR Property (State Lease)
CUR Property Outline
0
2,500
5,000
Feet
1862600
1864600
1866600
1868600
1870600
1872600
1874600
1876600
10255600
10253600
10251600
10249600
10247600
10245600
10243600
10241600
10239600
10237600

December 2022

Source: SLR, 2022.

4-5

Table 4-1:      2022 to 2023 Assessment Year to Hold Unpatented Mining Claims

Consolidated Uranium Inc. – Tony M Mine

Owner[1]	Deposit	Claim Name	¼ Sec	Sec-Twp-Rng	BLM Serial No	Area (ft2)	Acres	Anniversary Date (DD-MM-YY)	In Good Standing To (DD-MM-YY)
Consolidated Uranium Inc.	Southwest	B.F. 129	SW	33-34S-11E	UMC 376066	842,227.1	19.3	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Southwest	B.F. 131	NW	4-35S-11E	UMC 18275	835,623.9	19.2	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Southwest	B.F. 132	N2	4-35S-11E	UMC 18276	887,591.6	20.4	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Southwest	B.F. 133	NW	4-35S-11E	UMC 18277	840,511.8	19.3	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Southwest	B.F. 134	N2	4-35S-11E	UMC 18278	881,245.2	20.2	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Southwest	B.F. 135	NW	4-35S-11E	UMC 18279	839,423.8	19.3	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Southwest	B.F. 136	N2	4-35S-11E	UMC 18280	877,421.0	20.1	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Southwest	B.F. 137	W2	4-35S-11E	UMC 18281	858,161.7	19.7	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Southwest	B.F. 138	ALL	4-35S-11E	UMC 18282	866,990.0	19.9	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Southwest	B.F. 139	SW	4-35S-11E	UMC 18283	863,887.9	19.8	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Southwest	B.F. 140	S2	4-35S-11E	UMC 18284	875,831.8	20.1	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Southwest	B.F. 141	SW	4-35S-11E	UMC 18285	870,789.7	20.0	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Southwest	B.F. 142	S2	4-35S-11E	UMC 18286	870,181.0	20.0	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Southwest	B.F. 143	SW	4-35S-11E	UMC 18287	881,051.1	20.2	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Southwest	B.F. 144	S2	4-35S-11E	UMC 18288	862,691.4	19.8	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Southwest	B.F. 145	SW	4-35S-11E	UMC 18289	884,776.7	20.3	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Southwest	B.F. 146	S2	4-35S-11E	UMC 18290	858,423.3	19.7	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Southwest	B.F. 147	NW	9-35S-11E	UMC 18291	888,169.5	20.4	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Southwest	B.F. 148	N2	9-35S-11E	UMC 18292	855,705.7	19.6	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Southwest	B.F. 149	NW	9-35S-11E	UMC 18293	904,775.9	20.8	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Southwest	B.F. 150	N2	9-35S-11E	UMC 18294	864,518.2	19.8	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Southwest	B.F. 151	NW	9-35S-11E	UMC 18295	887,125.4	20.4	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Southwest	B.F. 152	N2	9-35S-11E	UMC 394949	839,735.9	19.3	1-Sep-20	31-Aug-23

Consolidated Uranium Inc. | Tony M Mine, SLR Project No: 138.20125.00002

NI 43-101 Technical Report - December 8, 2022

4-6

Owner[1]	Deposit	Claim Name	¼ Sec	Sec-Twp-Rng	BLM Serial No	Area (ft2)	Acres	Anniversary Date (DD-MM-YY)	In Good Standing To (DD-MM-YY)
Consolidated Uranium Inc.	Southwest	B.F. 153	NW	9-35S-11E	UMC 18297	900,000.0	20.7	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Southwest	B.F. 154	N2	9-35S-11E	UMC 374742	897,560.4	20.6	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Tony M	BULL 680	NE	8-35S-11E	UMC 18562	262,666.0	6.0	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Tony M	BULL 681	NE	8-35S-11E	UMC 18563	321,520.7	7.4	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Southwest	BULL 682	SW	4-35S-11E	UMC 18564	261,238.8	6.0	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Southwest	BULL 683	SW	4-35S-11E	UMC 18565	259,175.0	5.9	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Southwest	BULL 684	W2 E2	4-35S-11E	UMC 18566	262,434.8	6.0	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Tony M	TIC 17B	E2	17-35S-11E	UMC 367967	896,946.9	20.6	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Tony M	TIC 18B	NE	17-35S-11E	UMC 367968	901,561.8	20.7	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Tony M	TIC 19B	E2	17-35S-11E	UMC 367969	896,982.2	20.6	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Tony M	TIC 20B	SE	8-35S-11E	UMC 367970	897,898.1	20.6	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Tony M	TIC 21B	SE&NE	8-35S-11E	UMC 367971	897,004.5	20.6	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Tony M	TIC 22B	SW	9-35S-11E	UMC 367972	883,802.9	20.3	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Tony M	TIC 23B	SW	9-35S-11E	UMC 367973	897,939.8	20.6	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Tony M	TIC 24B	SW	9-35S-11E	UMC 367974	899,249.5	20.6	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Tony M	TIC 25B	SE	8-35S-11E	UMC 367975	895,484.1	20.6	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Tony M	TIC 26B	SE	8-35S-11E	UMC 367976	889,174.1	20.4	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Tony M	TIC 27B	E2	8-35S-11E	UMC 367977	918,141.3	21.1	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Tony M	TIC 28B	E2	8-35S-11E	UMC 367978	901,531.7	20.7	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Tony M	TIC 29B	W2	9-35S-11E	UMC 367979	716,138.3	16.4	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Tony M	TIC 30B	NE	8-35S-11E	UMC 367980	900,354.7	20.7	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Tony M	TIC 31B	SE	5-35S-11E	UMC 367981	900,008.5	20.7	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Tony M	TIC 32B	E2	5-35S-11E	UMC 367982	900,008.6	20.7	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Tony M	TIC 33B	SW	9-35S-11E	UMC 367983	910,397.1	20.9	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Tony M	Star 1	SE	17-35S-11E	UMC 374753	897,934.3	20.6	1-Sep-20	31-Aug-23

Consolidated Uranium Inc. | Tony M Mine, SLR Project No: 138.20125.00002

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Owner[1]	Deposit	Claim Name	¼ Sec	Sec-Twp-Rng	BLM Serial No	Area (ft2)	Acres	Anniversary Date (DD-MM-YY)	In Good Standing To (DD-MM-YY)
Consolidated Uranium Inc.	Tony M	Star 2	SE	17-35S-11E	UMC 374754	898,260.8	20.6	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Tony M	Star 3	SE	17-35S-11E	UMC 374755	896,786.6	20.6	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Tony M	Star 4	SE	17-35S-11E	UMC 374756	906,692.1	20.8	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Tony M	Star 5	NE	17-35S-11E	UMC 374757	900,320.5	20.7	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Tony M	Star 5 Fraction	NE	17-35S-11E	UMC 374758	299,117.0	6.9	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Tony M	Star 6	SE	8-35S-11E	UMC 374759	898,806.3	20.6	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Tony M	Star 7	SE	8-35S-11E	UMC 374760	896,717.2	20.6	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Tony M	Star 7 Fraction	SE	8-35S-11E	UMC 374761	599,000.7	13.8	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Tony M	Star 8	E2	8-35S-11E	UMC 374762	895,332.3	20.6	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Tony M	Star 9	NE	8-35S-11E	UMC 374763	898,501.0	20.6	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Tony M	Star 10	NE	8-35S-11E	UMC 374764	873,286.6	20.0	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Tony M	Star 11	SE	5-35S-11E	UMC 374765	900,112.4	20.7	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Tony M	Star 12	SE	5-35S-11E	UMC 374766	900,261.7	20.7	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Tony M	Star 13	S2	9-35S-11E	UMC 374767	893,621.6	20.5	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Tony M	Star 14	SW	9-35S-11E	UMC 374768	823,113.7	18.9	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Tony M	Star 15	SW	9-35S-11E	UMC 374769	830,779.4	19.1	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Tony M	Star 15 Fraction	SW	9-35S-11E	UMC 374770	597,801.2	13.7	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Tony M	Star 14 Fraction	W2	9-35S-11E	UMC 381970	449,696.5	10.3	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Tony M	Ticaboo 13 Fraction	SE	17-35S-11E	UMC 385550	268,198.5	6.2	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Tony M	Ticaboo 14	SE	17-35S-11E	UMC 385551	900,572.6	20.7	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Tony M	Ticaboo 15	SE	20-35S-11E	UMC 385552	899,027.3	20.6	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Tony M	Ticaboo 16	NE	20-35S-11E	UMC 385553	901,500.6	20.7	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Tony M	Ticaboo 17	NE	20-35S-11E	UMC 385554	900,163.2	20.7	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Tony M	Ticaboo 18	NE	20-35S-11E	UMC 385555	900,752.4	20.7	1-Sep-20	31-Aug-23
Consolidated Uranium Inc.	Tony M	Ticaboo 19	NE	20-35S-11E	UMC 385556	899,576.8	20.7	1-Sep-20	31-Aug-23

Consolidated Uranium Inc. | Tony M Mine, SLR Project No: 138.20125.00002

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Owner[1]	Deposit	Claim Name	¼ Sec	Sec-Twp-Rng	BLM Serial No	Area (ft2)	Acres	Anniversary Date (DD-MM-YY)	In Good Standing To (DD-MM-YY)
Consolidated Uranium Inc.	Tony M	Ticaboo 20	NE	20-35S-11E	UMC 385557	899,415.3	20.6	1-Sep-20	31-Aug-23
CUR Henry Mountains Uranium, LLC	Tony M	STATE SECTION		16-35S-11E		27,810,356.2	638.4	1-Apr-05	1-Apr-23
UCOLO Exploration Corp.	Tony M	Ticaboo 1	NW	21-35S-11E	UMC 371504	900,007.9	20.7	1-Sep-20	31-Aug-23
UCOLO Exploration Corp.	Tony M	Ticaboo 2	NW	21-35S-11E	UMC 371505	900,007.9	20.7	1-Sep-20	31-Aug-23
UCOLO Exploration Corp.	Tony M	Ticaboo 5	NW	21-35S-11E	UMC 371913	900,007.8	20.7	1-Sep-20	31-Aug-23

Consolidated Uranium Inc. | Tony M Mine, SLR Project No: 138.20125.00002

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4.3	Surface Access

Access to the Tony M mine surface facilities for the Project is granted via a surface owner agreement originally entered into between Jim Butt and Denison Mines (USA) Corporation. The agreement is for a period of 25 years, from March 14, 2008, and provides access across the Ticaboo 1, Ticaboo 5, and Ticaboo 6 claims listed in Table 4-1. Jim Butt’s interest in the surface agreement was transferred to UCOLO, and Denison Mines (USA) Corporation’s interest in the surface agreement was transferred to Energy Fuels Resources (USA) Inc., which interest was subsequently transferred to CUR Henry Mountains Uranium, LLC, a subsidiary of CUR. Other areas of the Property are accessible via gravel roads and two-track trails partially maintained by Garfield County and the BLM crossing public lands.

4.4	Royalties

All the Property holdings have been reported to be in good standing (Parsons, Behle and Latimer, 2021; Parr Brown, Gee and Loveless, 2021; State of Utah, 2022; U.S. Bureau of Land Management, 2022). The annual holding costs (annual Maintenance Fees to the BLM) for all of the unpatented lode mining claims that comprise a large part of the Property for 2022-2023 will be $165 per mining claim.

The Utah State Lease carries an annual rental cost of $640, plus an escalating annual advance minimum royalty based on the uranium spot price (State of Utah, 2005). For 2022, the annual advance minimum royalty totalled $119,914.89. The Utah State Lease was renewed in 2015 for an additional 10-year term, which can be extended. Additional changes in the renewed lease include a reduction in the annual advanced royalty payments and crediting the advanced royalty against the production royalty for the year in which it is paid plus any amount paid in the five prior years. The uranium royalty on the Utah State Lease is 8% of gross value less certain deductions. The vanadium royalty on the Utah State Lease is 4% of gross value less certain deductions.

There is no royalty burden for the 74 claims (B.F., Bull, Star, Ticaboo) that comprise the Property, as well as for the UCOLO Ticaboo claims. The 17 TIC claims are subject to an annual advance minimum royalty. The uranium production royalty burden is 4% yellowcake gross value less taxes and certain other deductions. The vanadium production royalty burden is 2% gross value less certain deductions.

4.5	Environmental Liabilities, Permits, and other Risks

SLR is not aware of any environmental liabilities on the Property, and CUR also indicated that there are no outstanding environmental liabilities for the Property.

SLR is not aware of any other significant factors and risks that may affect access, title, or the right or ability to perform the proposed work program on the Property.

4.5.1	Project Permitting

The Tony M mine is located on BLM and State of Utah managed lands in Garfield County, Utah. The Tony M mine was originally permitted and developed by Plateau Resources Ltd. (Plateau) in conjunction with the nearby Shootaring Mill. The Tony M mine was reclaimed in 2004 but was then purchased by Denison Mines Corp. (Denison) and re-permitted in 2007 for Phase 1 Operations in which mining access would be through the existing mine portals. Major permits for the operation included an approved Plan of Operations and Finding of No Significant Impact (FONSI) from the BLM, a Large Mine permit with the Utah Division of Oil, Gas and Mining (DOGM), and an approved ground water discharge permit with the Utah Division of Water Quality (DWQ). A reclamation bond of $708,537 is in place. In addition, there is a bond of $42,565 in place for the confirmation drilling work that was completed by CUR in May and June 2022 at Tony M, which will be returned once reclamation of drill sites is completed.

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The Tony M mine was re-opened by Denison in late 2007 and was re-commissioned and put into production. The Tony M mine was later closed and placed on care and maintenance in November 2008.

If CUR decides to re-open the Tony M mine in the future, the primary drift will be extended to the northeast. This will require the permitting of additional ventilation shafts, and greater water evaporation capacity. Because all site power will be diesel generated, an Air Permit (Approval Order) will be required from the Utah Department of Environmental Quality, Division of Air Quality.

Consolidated Uranium Inc. | Tony M Mine, SLR Project No: 138.20125.00002

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5.0	Accessibility, Climate, Local Resources, Infrastructure and Physiography

5.1	Accessibility

The Property is located in a remote area of southeastern Utah, and the infrastructure is limited. The town of Ticaboo, Utah, is located approximately five miles south of the Property, and the next closest community is Hanksville, Utah, a small town of a few hundred people, located approximately 40 mi north of the Property.

Road access to the Property is via paved highways, State Highway 95, which connects the regional towns of Blanding and Hanksville, and State Highway 276, that connects Highway 95 with Ticaboo and the Bullfrog Marina. An unimproved gravel road, maintained by Garfield County, extends west from Highway 276, passes by the portal of the Tony M mine, and extends northerly across the Property, the northern end of which is intersected by another county road. A network of unimproved, unpaved exploration roads provide access over the Property except in areas of rugged terrain. The Bullfrog Basin Marina airstrip is located approximately 15 mi south of the Property.

5.2	Climate

The climate is distinctly arid, with an average annual precipitation of approximately 8 in., including approximately 12 in. of snow. Local records indicate the temperature ranges from a minimum of -10oF to a maximum of 110oF. Vegetation consists primarily of small plants including some of the major varieties of blackbrush, sagebrush, and rabbit brush. A few small junipers are also present.

Exploration and mining operations can be carried out year-round.

5.3	Local Resources

During operation of the Tony M mine, electricity was generated locally, as is the case for the town of Ticaboo. Skilled labour can be recruited from the region, which has a tradition of uranium mining. Materials and supplies can be transported to the Property via truck approximately 275 mi from Salt Lake City, and 190 mi from Grand Junction, Colorado. The distance to the Energy Fuels White Mesa uranium-vanadium mill, near Blanding, Utah, is 117 mi.

5.4	Mine Infrastructure

The Tony M mine is accessed via a double entry system with two parallel declines spaced 50 ft apart. The portals of the two 9 ft high by 12 ft wide main haulage ways are located on the northwesterly side of Shootaring Canyon near the south centre of Section 16, Township 35 South, Range 11 East SLM with a sill elevation of approximately 4,546 ft above sea level (FASL). The declines follow a minus three percent grade (i.e., 3 ft/100 ft) along a trend of N22oW, and generally follow the long axis of the mineralized trend, extending approximately 10,200 ft from the portal. The declines intersected the natural water table approximately 5,300 ft from the portal.

Consolidated Uranium Inc. | Tony M Mine, SLR Project No: 138.20125.00002

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Plateau developed over 18 mi of underground workings in the Tony M mine. In 1984, dewatering was suspended, and the Tony M mine was allowed to flood. When U.S. Energy Corporation (USEC) abandoned the Tony M mine in the late 1990s, the portals were closed, and the ventilation shafts capped as part of mine closure and reclamation activities.

By early 2007, work on reactivating the Tony M mine was carried out by Denison, and surface and underground rehabilitation and repairs were conducted. Surface facilities to support mining activities were constructed, including administration and maintenance facilities, site power and communications, and an evaporation pond for evaporation of water from the underground workings. Worker housing was established in the town of Ticaboo, Utah. Denison placed the Tony M mine on temporary closure status at the end of November 2008 and dewatering activities ceased. All Energy Fuels housing and property in Ticaboo have been sold. At the time of temporary closure, the Tony M mine was producing approximately 400 stpd, with a plan to increase daily tonnage to 600 stpd. The Tony M mine is being maintained in a state ready to resume operations when uranium prices improve. Energy Fuels mine supervisory staff have been retained to maintain the Tony M mine in a ready state.

When Denison operated the Tony M mine from 2007 to 2008, several surface facilities were constructed, including a power generation station, compressor station, fuel storage facilities, maintenance building, offices, and dry facilities. An evaporation pond which was originally constructed when the Tony M mine was in operation in the 1980s, and which was used for storage and evaporation of mine water, was reconstructed by Denison to allow for dewatering of the Tony M mine. In addition to providing mining infrastructure, the Tony M mine was expected to provide access to the contiguous undeveloped Southwest deposit. Energy Fuels planned to develop a 3,500 ft extension of the main Tony M drift to the Southwest property and a 600 ft deep shaft to hoist mineralized material from the Southwest deposit to the surface.

5.5	Physiography

The Property is located on the lower southern flank of Mt. Hillers (10,723 FASL), and to the west and northwest of Mount Ellsworth and Mt. Holmes (7,930 FASL). The land surface slopes south southwesterly from these mountains to Lake Powell, which has an average elevation of approximately 3,700 FASL.

While the topographic relief over the majority of the Property is approximately 800 ft, elevations vary from 4,550 FASL at the portal of the Tony M mine (in Shootaring Canyon), near the southern end of the Property, to 6,800 FASL over the northern end of the Property. The terrain is typical canyon lands topography, with some areas deeply dissected by gullies and headwalls of canyons, and the rest consisting of gently undulating gravel benches covering the northern part of the Property. The terrain in several parts of the Property is particularly rugged and inaccessible, which is the primary reason for the irregular pattern of surface drill holes in parts of the Property.

The Henry Mountains and surrounding structural basin is a rugged, dry, and sparsely settled region of the Colorado Plateaus province. Landforms in the Henry Mountains region are dramatic and varied, including deep canyons, hogback ridges (locally known as reefs), sand dunes, badlands, mesas, mountains, and pediments around their base.

Vegetation is sparse due to the arid climate, however, several floral zones are recognized, and their distribution reflects climatic factors controlled largely by altitude. SLR notes that subdivisions of the zones are controlled principally by geologic factors, thus, there are variations in the type and extent of plant associations depending on factors such as depth to ground water and soil character, including texture, permeability, and salt content.

Consolidated Uranium Inc. | Tony M Mine, SLR Project No: 138.20125.00002

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Wildlife in the Henry Mountains region is not abundant, either in populations or species. Lizards are numerous throughout the plateau, with the most common being swifts, horned lizards, zebra tailed lizards, and collared lizards. Mammalian life is dominated by rabbits, mostly jacks, and various rodents, including chipmunks, kangaroo rats, and packrats, with few coyotes and grey foxes. Mule deer are fairly numerous in the region, while only a few mountain lions live on the northern three mountains. Mountain sheep formerly ranged on Mount Ellen and throughout the canyons, however, they had already become scarce pre-1914. Similarly, antelope were abundant in the desert prior to 1920 but are no longer present in the area.

Other than the Colorado River [Lake Powell], there are no perennial streams in the vicinity of the Henry Mountains, however, there are ephemeral streams all of which flow in response to snow melt and rainfall. None of the streams in the Henry Mountains are large enough for trout. Flood plain deposits along the stream valleys record several periods of arroyo cutting that alternated with periods of alluviation. In the western portion of the Henry Mountains Complex area, primary surface waters flow from a series of seeps and springs at the base of the Tununk shale, which is located above the Morrison Formation (Figure 7-4). The major regional water source is provided by wells developed in the Jurassic-Triassic Navajo sandstone aquifer. The Navajo Sandstone is located at a depth of approximately 1,800 ft in the Property area, placing it approximately 1,000 ft below the Salt Wash uraniferous zones.

Consolidated Uranium Inc. | Tony M Mine, SLR Project No: 138.20125.00002

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6.0	History

6.1	Prior Ownership

During World War I, vanadium was mined from several small deposits outcropping in Salt Wash exposures on the eastern and southern flanks of the Henry Mountains. In the 1940s and 1950s, interest increased for both vanadium and uranium, and numerous small mines were developed on mineralized exposures of Salt Wash sandstones along the southeastern and eastern flanks of the Henry Mountains intrusive complex (Reinhardt, 1951).

In the late 1960s, Gulf Minerals (Gulf) acquired a significant land position southwest of the Henry Mountains Complex and drilled approximately 70 holes with little apparent success. In 1970 and 1971, Rioamex Corporation (Rioamex) conducted a 40-hole drilling program in an east-west zone extending across the southern portion of the Bullfrog property and the northern portion of the Tony M Property. Some of these holes intercepted significant uranium mineralization.

The history of exploration and development of the Tony M Property evolved from the mid-1970s until early 2005. The Tony M property was explored and subsequently developed as an operating underground mine by Plateau, a subsidiary of Consumers Power Company (Consumers) of Michigan.

Plateau commenced exploration east of Shootaring Canyon in 1974 and drilled the first holes west of the canyon on the Tony M Property in early 1977. Development of the Tony M decline and mine began on September 1, 1978. Under Plateau, the Shootaring Canyon uranium mill (Ticaboo Mill) was constructed approximately four miles south of the Tony M mine portals. Operational testing commenced at the mill on April 1982, with the mill declared ready for operation in June 1982. Following extensive underground development, the Tony M mine was put on care and maintenance in mid-1984 as a result of the cancellation of Consumers’ proposed nuclear power plants in Midland, Michigan. Plateau’s Tony M mine uranium production had been committed to the Midland plants. The underground workings were allowed to flood after mining activities were suspended in 1984.

Ownership of the former Tony M Property was transferred from Plateau to Nuclear Fuels Services, Inc. (NFS) in mid-1990. During its tenure, NFS conducted annual assessment work including drilling and logging of approximately 39 rotary holes. The report documenting “Geologic analysis of the uranium and vanadium ore reserves in the Tony M Orebody” was prepared for NFS by Nuclear Assurance Corporation (NAC, 1989). In addition, with the cooperation of NFS, BP Exploration Inc. drilled one stratigraphic core hole (91-8-14c) on the northern former Tony M property in 1991 (Robinson & McCabe, 1997).

In 1994, USEC of Riverton, Wyoming, then owner of the Ticaboo mill (which it had acquired from Plateau) entered into an agreement to acquire the Tony M mine and the nearby Frank M deposit from NFS. USEC held the mineral properties until the late 1990s when it abandoned them due to continued low uranium prices. During this period USEC also conducted a program to close the Tony M mine and reclaim disturbed surface areas, which included backfilling the portals and capping the mine ventilation holes. The buildings and structures were removed, and the terrain was reclaimed and revegetated.

In February 2005, the State of Utah offered the Utah State Mineral Lease, covering Section 16, Township 35 South, Range 11 East, for auction. Both the portal of the Tony M mine and the southern portion of the Tony M deposit are located on this State section. International Uranium Corporation (IUC) was the successful bidder, and the State of Utah leased Section 16 to IUC. Subsequently, IUC entered into an agreement to acquire the TIC unpatented mining claims, located between Section 16 and the Bullfrog property.

Consolidated Uranium Inc. | Tony M Mine, SLR Project No: 138.20125.00002

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In December 2006, IUC combined its operations with those of Denison Mines Inc. (DMI) acquiring all issued and outstanding shares of DMI, and subsequently changing its name to Denison Mines Corp. (Denison). In February 2007, Denison acquired the former Plateau Tony M Property, bringing it under common ownership with the Bullfrog property and renaming the properties the Henry Mountain Complex.

Neither Denison nor IUC carried out any physical work on the Tony M Mine until the end of 2005, when certain activities including underground reconnaissance and permitting were initiated. Following underground rehabilitation and construction of new surface facilities in 2006, Denison received the necessary operational permits for the reopening of the mine, and they commenced production activities in September 2007.

In 2007, the Ticaboo Mill was purchased by Uranium One Inc. from U.S. Energy Corporation.

In June 2012, Energy Fuels acquired full ownership of the Henry Mountains Complex through the acquisition of Denison and its affiliates’ U.S. Mining Division. Energy Fuels carried out no work on the Tony M mine following this acquisition. On July 14, 2021, Consolidated Uranium entered into the Energy Fuels Agreement pursuant to which it agreed to acquire, among other things, the Tony M Mine. Consolidated Uranium acquired a 100% interest in the Tony M Mine following the completion of the Energy Fuels Transaction on October 27, 2021.

6.2	Exploration and Development History

Surface drilling using conventional (open hole) rotary tricone drilling methods, together with radiometric gamma logging, were the primary exploration tools used to identify and delineate uranium mineralization on the Property.

Exploration drilling in the Shootaring Canyon area was initiated by Plateau Resources during the mid-1970s in the vicinity of small mine workings and outcropping uranium mineralization east of Shootaring Canyon, and in February 1977, drilling commenced on what was to become the Tony M mine. Subsequently, Plateau drilled more than 2,000 rotary drill holes in the area, totalling approximately one million ft, including more than 1,200 holes were drilled at Tony M.

Following the discovery of the Tony M deposit in 1977, Plateau developed the Mine from September 1977 to May 1984, at which time mining activities were suspended. By January 31, 1983, over 18 mi of underground workings were developed at the Tony M property, and a total of approximately 237,000 tons of mineralized material, at an average grade of 0.121% U3O8, containing approximately 573,500 lb U3O8 was extracted from the mine. The underground workings are accessed via two parallel declines extending approximately 10,200 ft into the Tony M deposit. The underground workings were allowed to flood after mining activities were suspended in 1984, although the southern part of the mine remains dry, as it is situated above the static water table.

The Southwest uranium deposit, which is the northerly extension of the Tony M deposit, was delineated by drilling on approximately 125-ft centers. In some areas, rugged surface terrain made access difficult, resulting in an irregular drill pattern. Records indicate that 81 core holes were drilled in the Southwest, Copper Bench, and Indian Bench deposits, while 25 core holes were drilled in the vicinity of the Tony M deposit. The core holes provided samples of the mineralized zone for chemical and metallurgical amenability testing.

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IUC acquired the Bullfrog Property, through its acquisition of EFNI in 1997. In February 2007, Denison acquired the Tony M property bringing it under common ownership with the Bullfrog Property. Neither Denison or IUC carried out any physical work at Tony M until the end of 2005, when certain activities including underground reconnaissance and permitting were initiated. A Notice of Intent to Conduct Exploration, E/017/044, was issued by the Utah Division of Oil, Gas and Mining, Department of Natural Resources on December 2, 2005. In addition, IUC filed a Notice of Intent to Conduct Mineral Exploration with the U.S. BLM, UTU-80017, on March 6, 2006.

Denison’s work also included a long-hole drilling program to identify and delineate mineralization within about 100 ft of the underground workings. In November 2008, Denison announced that mining at the Tony M Property would be suspended due to decreased uranium demand and low commodity prices.

From its 2009 evaluation of the two properties, Denison determined that the Tony M and Southwest deposits are one continuous zone of mineralization, with uranium mineralization correlating between the two properties.

Energy Fuels carried out no work at the Tony M mine from the time of acquisition in June 2012 to the sale to Consolidated Uranium in July 2021.

6.3	Historical Mineral Resources

Several Mineral Resource estimates have been prepared previously for the Tony M Mine. SLR, and its predecessors RPA and Scott Wilson RPA, prepared Technical Reports on the Property as of October 15, 2021, June 27, 2012, March 19, 2009, and September 9, 2006, in compliance with NI 43-101. These estimates are historical in nature and should not be relied upon. CUR is not treating the historical estimates as current Mineral Resource estimates, as they have been superseded by the Mineral Resource Estimate in Section 14 of this report.

In June 2012, RPA, now SLR, (Roscoe, Underhill, and Pool, 2012) reported Indicated Mineral Resources for the Tony M and Southwest deposits as totalling 1.03 million tons (Mst) at 0.24% U3O8, containing 4.83 million pounds (Mlb) U3O8, and 0.66 Mst at 0.25% U3O8, containing 3.30 Mlb U3O8, respectively. Inferred Mineral Resources for the Deposits total 0.67 Mst at 0.17% U3O8 containing 2.22 Mlb U3O8, and 0.24 Mst at 0.14% U3O8 containing 0.68 Mlb U3O8, respectively. Mineral Resources classified as Indicated and Inferred categories were based on a cut-off grade of 0.10% eU3O8 over a minimum thickness of two feet and minimum GT (grade times thickness product) of 0.2 ft.% eU3O8 for the Deposits. A total of 177,000 undiluted tons at 0.182% U3O8 (645,500 lbs U3O8) from past production was deducted from the final Tony M Indicated Mineral Resource.

The 2012 Mineral Resource estimates are historical in nature and should not be relied upon. CUR is not intending on treating the historical estimates as current Mineral Resource estimates.

Mineralization within the Deposits is hosted in sandstone horizons containing detrital organic debris, occurring as thin layers related to the stratigraphic units. The Deposits extend for approximately 2.5 mi along a north-south trend which has a maximum width of approximately 3,000 ft and occurs in the lowermost 35 ft to 62 ft of the Salt Wash Member sandstone.

Consolidated Uranium Inc. | Tony M Mine, SLR Project No: 138.20125.00002

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6.4	Past Production

6.4.1	Historical Production from the Tony M Mine

The Tony M mine was originally developed by Plateau to provide a nuclear fuel supply to its parent company Consumers. Exploration drilling on the former Tony M property began in 1976. After confirming the presence of uranium mineralization averaging 0.15% U3O8, underground development began in September 1977.

Prior to its shutdown on August 18, 1982, by Plateau, a total of approximately 27,267 lb U3O8 were recovered from the Tony M deposit (Plateau, 1982 Annual Report). A portion of the stockpile of uranium bearing material from the Tony M mine was trucked to the Ticaboo Mill, the details, however, were not available to SLR.

The Tony M property was developed from 1977 to 1983 with a double entry system including two parallel declines spaced 50 ft apart. The declines measure 9 ft by 12 ft in cross section, have crosscuts on 50-ft centers, a minus 3% grade, serve as the primary fresh air intake, and are 10,200 ft in length. By January 31, 1983, over 18 mi of underground workings had been developed at the Tony M mine. The underground workings were allowed to flood after mining activities were suspended in 1984. The southern portion of the underground workings remained dry, as they are located above the static water table.

Access to the individual mining areas is through 8 ft by 10 ft laterals driven at right angles to the mine entries. The laterals also provide access for long-hole drilling and detailed information for mine planning and stope development. The former Tony M mine was designed as a random room and pillar operation with pillar extraction by a retreat system. The pillars are 136 ft by 136 ft and form a conventional room and pillar pattern. Plateau completed a total of 90,000 linear feet of room development, outlining as pillars a major part of the known potential ore. During the period April 1982 to December 1982, a test stope covering an area 260 ft by 260 ft was mined in the southeastern portion of the Tony M deposit in Denison’s Mining Blocks E and P, producing approximately 22,500 st at 0.134% U3O8 with no apparent problems (Plateau Annual Report, January 26, 1983).

Mining equipment consisted of slushers and rubber tired, five-ton to ten-ton capacity load-haul-dump (LHD) units. A 36 in. wire rope conveyor was planned for installation in 1985 to transport ore and waste up the decline to storage bins outside the portal of the mine, however, this was not installed. Exhaust ventilation was provided by five bored ventilation shafts, six feet in diameter, each with a 75 hp exhaust fan mounted at the shaft collar.

During development of the Tony M mine by Plateau, water inflows in the order of 100 gpm were pumped to the surface for disposal in an evaporation pond. Estimates of inflow to the Southwest area, if developed, indicate that simultaneous maximum inflows should not exceed 126 gpm.

After Tony M mine production was terminated in mid-1984, Plateau reported that the Tony M ore stockpile consisted of 237,441 st at an average chemical grade of 0.121% U3O8 (PAH, 1985). In addition, by January 31, 1984, Plateau had surveyed a low-grade stockpile of 71,600 st at an average grade of 0.054% U3O8 which Plateau classified as protore. Plateau defined protore as material with an average chemical uranium grade >0.04% eU3O8 and <0.06% eU3O8.

6.4.2	Recent Mining- 2007 and 2008

In early 2007, work on reactivating the Tony M mine was carried out by Denison, surface facilities were constructed and rehabilitation of mine workings and repairs were conducted. An Environmental Assessment for the BLM Plan of Operations was approved in September 2007; prior to that time limited site work was conducted under an exploration permit, which allowed for reopening of the mine portals and assessing mine conditions.

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Surface facilities to support mine operations were constructed, including administration and maintenance facilities, site power and communications, and an evaporation pond for disposal of mine water. Worker housing was established in the town of Ticaboo, Utah.

As rehabilitation work advanced in the Tony M mine, ventilation was re-established. The water level in the Tony M mine had risen to historic pre-mine levels, and upon reaching the flooded workings, mine dewatering commenced. During the rehabilitation work, limited amounts of cleanup ore were removed. As areas of the Tony M mine were made ready for mining, production increased steadily.

Denison commenced dewatering of the Tony M mine in December 2007 when the static water level stood at approximately 4,405 FASL. Dewatering continued at an average rate of 125 gpm during operation, and by February 2009 the water level in the mine stood at approximately 4,350 FASL.

From November 2007 to December 2008, a total of 166,461 st at 0.133% equivalent U3O8 (eU3O8) containing 442,172 lb eU3O8 were trucked to the White Mesa Mill at Blanding, Utah, for processing. Of this material, 94,102 st at 0.165% eU3O8 totaling 310,525 lb eU3O8 were extracted by Denison from the Tony M mine and 72,359 st at 0.091% eU3O8 totaling 131,647 lb eU3O8 from stockpiled material mined by previous operators.

Plateau operated the Tony M mine from September 1, 1978, until April 1984. Denison operated the mine from September 2007 to November 2008. Production history for the Tony M mine is summarized in Table 6-1.

Table 6-1:      Historical Production at Tony M

Consolidated Uranium Inc. – Tony M Mine

Operator	Period of Operation	Tons Produced (st)	Average Grade (% U3O8)	Contained Metal (lb U3O8)
Plateau	Sept. 1979 to April 1984[1]	237,000	0.121	574,500
Denison	Sept. 2007 to Dec. 2008	94,100	0.165	310,500
Total Mined Out		331,100	0.134	885,000

Notes:

1.	Includes 72,359 st at 0.91% eU3O8 (131,647 lb e U3O8) from stockpiled material shipped to White Mesa by Denison 2007-2008.

In conducting its review for this report, the SLR QP found that Plateau’s and Denison’s historic records of extraction of mineralized material from the Tony M mine appear to contradict the total number of tons produced and what is contained in stockpiles. In the SLR QP’s opinion, however, the historic production records provide a reliable estimate of mine production and are suitable for depletion of the current resource estimate. No information was available to the SLR QP identifying the current location(s) of the stockpiled material produced from the Tony M mine.

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6.5	Vanadium Studies

6.5.1	Historic Vanadium Production

The V2O5/U3O8 ratio for the vanadium-uranium deposits of the Henry Mountains is routinely reported as 5:1 based on U.S. Atomic Energy Commission (AEC) production records of 18,300 st for the period 1956 to 1965. Focusing only on the South Henry Mountains mining district (also known as the Little Rockies District), the V2O5/U3O8 ratio is markedly lower at 1.8:1. This value is also based on production records for the period 1956 to 1965, comprising approximately 6,900 st produced from several small mines all located within a few miles of the Tony M mine portal (Doelling, 1967).

Various evaluations of the vanadium content in both the Southwest and Tony M deposits have been conducted. The results for the Southwest deposits are based solely on 18 samples from the 15 core holes drilled by Exxon and Atlas. Evaluations for the Tony M deposit are based on composite samples from 55,234 st of mineralized muck produced from the Tony M deposit and sampled at the mine portal, as well as samples from 11 core holes, and extensive muck and chip sampling from the underground workings.

Determining the concentration of vanadium in a deposit is much more costly and time consuming than making the equivalent determination for uranium. While indirect determinations of the uranium content may be efficiently made at low cost using gamma logging, chemical analysis is the only way to determine vanadium content.

SLR’s 2011 review of historic sample data indicated that there was a tendency for reported higher grade uranium to be occasionally associated with higher grade vanadium, however, this relationship was somewhat erratic and high grade uranium samples frequently had low concentrations of vanadium, which is more in alignment with 2022 vanadium sampling findings discussed in Section 9 of this report.

6.5.2	Former Tony M Property Vanadium Sampling Program

Milne (1990) provides a summary of the results of an analysis of V2O5/U3O8 ratios prepared by Atlas based on 15 samples from the Southwest deposit (Table 6-2). The average V2O5/U3O8 ratio ranged from 1.313:1 to 3.078:1 for the three levels, Upper-Lower (UL), Middle-Lower (ML), and Lower-Lower (LL), and averaging 2.450:1. Milne used the results presented in Table 6-2 to estimate the grade and amount of vanadium in the Southwest deposit. SLR did not have access to the initial data from which Table 6-2 was developed.

Table 6-2:      Southwest Deposit V2O5 : U3O8 Ratios by Atlas

Consolidated Uranium Inc. – Tony M Mine

Deposit	Zone	V2O5/U3O8	Variance	Std. Dev.	# Samples
	UL	3.078:1	20.935	4.576	11
Southwest Deposit	ML	1.530:1	0.000	0.000	1
	LL	1.313:1	0.343	1.585	3
Weighted Average		2.450:1			Total: 15

Source: EFNI, 1991

In 1991, EFNI (EFNI, 1991) conducted an evaluation of composite mineral zones from the 18 samples taken from 32 core holes drilled on the Southwest deposit. This included a review of the Atlas results in Table 6-2. Following the review, EFNI observed that the results in Table 6-2 were based on an erroneous comparison of raw data. Therefore, EFNI rejected the inference of Atlas’ report that the average V2O5/U3O8 ratio for the Southwest deposit was approximately 3:1.

EFNI’s analysis (EFNI, 1991) indicated a V2O5/U3O8 ratio for the Southwest deposit of 1.6:1.0 at a thickness of one foot of 0.10% eU3O8 cut-off; and a ratio of 1.29:1.0 at a 0.80%-ft grade x thickness (GT) cut-off (Table 6-3).

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Table 6-3:      Southwest Deposit -V2O5/U3O8 Ratios by EFNI U3O8 GT Cut-Off = 0.80 ft.%

Consolidated Uranium Inc. – Tony M Mine

Deposit	Zone	V2O5:U3O8	Number of Intercepts
Southwest Deposit	UL	1.59:1	9
	ML	1.25:1	6
	LL	0.85:1	3
Weighted Average		1.29:1	Total: 18

Source: EFNI, 1991

Based on these results, EFNI (1991) concluded that it was uneconomic to recover vanadium from the Southwest deposit. EFNI also observed that the V2O5/U3O8 ratio was highly variable from deposit to deposit, zone to zone, and intercept to intercept. In its 1991 report EFNI stated that “most important that many of the very good vanadium intercepts do not contain mineable uranium values”.

EFNI’s observations on the variability of vanadium concentration within the uranium bearing zones are consistent with the findings of Northrop and Goldhaber (1990) discussed in Section 7.3 (Mineralization) of this Technical Report. In addition, the ratios found in EFNI analyses are somewhat similar to the ratios determined by Rajala (1983) for composite samples for the Southwest as discussed previously.

In 2011, SLR, as RPA, used information from Denison’s files for the Tony M deposit for review of vanadium to uranium grade ratios. Throughout the period of development of the Tony M mine, Plateau conducted several sampling programs to estimate the vanadium content in the Tony M deposit. The programs included sampling and analyzing drill core, underground muck and rock chips, and a longer term program to assay composite samples collected at the Tony M mine portal as material was trucked from the mine.

Based on a review of monthly production reports for October 1982 through August 1983, in addition to January 1984, together with analyses of uranium and vanadium of composite samples, SLR found that 55,234 st of muck produced from the central portion of the Tony M mine (Blocks B, E, F, and S) had an average of 0.222% V2O5 and 0.133% chemU3O8 with a weighted V2O5/U3O8 ratio of 1.66:1. This included 31,049 st (56%) of the muck produced in nine months from Block B averaging 0.256% V2O5 with a weighted V2O5/U3O8 ratio of 1.59:1. The balance of 24,185 st was produced from blocks E, F, and S.

SLR did not have information to identify whether the samples originated from the LL or the UL horizons of the Lower Salt Wash interval.

6.6	Past Mineral Processing and Metallurgical Testing

A summary of the historical mineral processing and metallurgical testing is presented below. The historical test work was not verified by the QP and is not being treated as current or relevant by the QP nor CUR. It is presented only as background historical information.

The following information is extracted from the 2012 Technical Report (Roscoe, et al., 2012) and included for reference. No additional metallurgical testing has been completed on the Property since being placed on care and maintenance in 2008.

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Drill core from the Bullfrog Property was tested by Atlas in 1983 to determine metallurgical parameters (Rajala, 1983). Amenability results for a strong acid leach indicated overall recoveries of 99% U3O8 and 90% V2O5. Additional testing of a mild acid leach and an alkaline leach gave recoveries of 97% U3O8 and 40% V2O5 for both. Acid consumption for the strong acid leach was 350 lb/ton.

In 1982, the Shootaring Canyon mill processed approximately 27,000 tons of mineralized material from the Tony M mine, however, further details were not available for SLR’s review. It was noted that US Nuclear Regulatory Commission (NRC) report lists a recovery of 90% for the milling operation. SLR was not provided this NRC report for review as part of this Technical Report.

6.7	White Mesa Mill

6.7.1	General

The White Mesa Mill is located six miles south of Blanding in southeastern Utah. Its construction by EFNI was based on the anticipated reopening of many small low grade mines on the Colorado Plateau. The White Mesa Mill was designed to treat 2,000 stpd but has periodically operated at rates in excess of the 2,000 stpd design rate. Construction of the White Mesa Mill commenced in June 1979 and was completed in May 1980. The White Mesa Mill has been modified to treat higher grade ores from the Arizona Strip, in addition to the common Colorado Plateau ores. Processing of Arizona Strip ores is typically at a lower rate of throughput than for the Colorado Plateau ores. The basic mill process is a sulphuric acid leach with solvent extraction recovery of uranium and vanadium.

Since 1980, the White Mesa Mill has operated intermittently in a series of campaigns to process ores from the Arizona Strip as well as from a few higher grade mines of the Colorado Plateau. Overall, the White Mesa Mill has produced approximately 30 Mlb U3O8 and 33 Mlb V2O5.

6.7.2	Crushing, Grinding and Leaching

Historically, run-of-mine ore was reduced to minus 28 mesh in a six foot by 18 ft diameter semi-autogenous grinding (SAG) mill. Leaching of the ore was accomplished in two stages: a pre-leach and a hot acid leach. The first, or pre-leach, circuit, consisting of two mechanically agitated tanks, utilizes pregnant (high grade) strong acid solution from the countercurrent decantation (CCD) circuit which serves both to initiate the leaching process and to neutralize excess acid. The pre-leach circuit discharges to a 125 ft thickener where the underflow solids are pumped to the second stage leach and the overflow solution is pumped to clarification, filtration, and solvent extraction circuits.

A hot strong acid leach is used in the second stage leach unit, which consists of seven mechanically agitated tanks having a retention time of 24 hours. Free acid is controlled at 70 g/L and the temperature is maintained at 75°C.

Leached pulp is washed and thickened in the CCD circuit, which consists of eight high capacity thickeners. Underflow from the final thickener at 50% solids is discharged to the tailings area. Overflow from the first thickener (pregnant solution) is returned to the pre-leach tanks.

6.7.3	Solvent Extraction

The solvent extraction circuit consists of four extraction stages in which uranium in pregnant solution is transferred to the organic phase, a mixture consisting of 2.5% amine, 2.5% isodecanol, and 95% kerosene. Loaded organic is pumped to six stages of stripping by a 1.5 molar sodium chloride solution, followed by a continuous ammonia precipitation circuit. Precipitated uranium is settled, thickened, centrifuged, and dried at 1,200°F. The final product at approximately 95% U3O8 is packed into 55 gallon drums for shipment.

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7.0	Geological Setting and Mineralization

7.1	Regional Geology

The Project is situated in the Henry basin region of the Colorado Plateau of southeastern Utah (Northrop and Goldhaber, 1990) and Southwest uranium deposits occur within sandstones of the Salt Wash Member of the Morrison Formation (Figure 7-1).

The geology of the Colorado Plateau is dominated by a thick sequence of upper Paleozoic to Cenozoic continental and marine sedimentary rocks. The dominant characteristic of the geologic history of the Colorado Plateau has been its comparative structural stability since the close of Precambrian time. During much of the Paleozoic and Mesozoic eras, the Colorado Plateau was a stable shelf without major geosynclinal areas of sedimentary rock deposition, except during the Pennsylvanian period when several thousand feet of black shales and evaporates accumulated in the Paradox Basin of southwestern Colorado and adjacent Utah.

Folding and faulting of the basement during the Laramide orogeny of Late Cretaceous and Early Tertiary periods produced the major structural features of the Colorado Plateau. Compared to the adjacent areas, however, it affected the plateau only slightly. The nearly horizontal strata were gently flexed, producing the uplifts and basins depicted in Figure 7-2.

Early Paleogene fluvial and lacustrine sedimentation within the deeper parts of local basins was followed in the mid-Paleogene by laccolithic intrusion and extensive volcanism. Intrusions of diorite and monzonite porphyry penetrated the sediments at several sites, including the Henry Mountains intrusive complex, to form the laccolithic mountains of the central Colorado Plateau. Dikes and sills of similar composition were intruded along the eastern edge of the plateau. Faulting along the south and west margins of the Colorado Plateau was followed by epirogenic uplift and northeastward tilting and by continuing erosion which has shaped the present landforms.

Paleozoic marine and Mesozoic marginal marine rocks have been prolific producers of oil and natural gas at several localities on the Colorado Plateau, coal is produced from Cretaceous rocks at several locations in the eastern and southern parts of the province, and fluvial rocks of the Mesozoic era have produced significant quantities of uranium and vanadium from various localities throughout the Colorado Plateau.

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7-2

SLR

UINTA UPLIFT
MEEKER DISTRICT
WHITE RIVER UPLIFT
UINTA BASIN
PICEANCE BASIN
GREEN RIVER DISTRIST
THOMPSON DISTRICT
UNCOMPAHGRE UPLIFT
MOAB DISTRICT
LA SAL-
LA SAL CREEK DISTRICT
URAVAN MINERAL BELT
N
HENRY MTS. BASIN
CIRCLE CLIFFS UPLIFT
HENRY MTS DISTRICT
EAST CANYON DISTRICT
MONTEZUMA CANYON DISTRICT
BLANDING DISTRICT
SAN JUAN DOME
UTAH
ARIZONA
COLORADO
NEW MEXICO
KAIPAROWITS BASIN
CARRIZO-LUCKACHUKI DISTRICT
SAN JUAN BASIN
ZUNI UPLIFT
RIO GRANDE TROUGH
0 25 50 75 100
Miles

Legend:

- Monoclinal Flexure Showing Dip
- Axis of Salt Anticline
- High-Angle Reverse Fault Showing Upthrown Side
- Normal Fault
- Uranium Deposit in Salt Wash Member of Morrison Formation
- Approximate Centre of Volcanic Field
- "Laccolithic" Mountain

December 2022

Source: Thamm, et al., 1981.

Figure 7-2

Consolidated Uranium Inc.

Tony M Mine
Utah, USA

Colorado Plateau Geology and Deposit Locations

7-3

7.1.1	Morrison Formation

The Morrison Formation, host to the uranium-vanadium deposits in the Henry basin, is a complex fluvial deposit of Late Jurassic age that occupies an area of approximately 600,000 mi2, covering parts of 13 western states and small portions of three Canadian provinces, far to the north and east of the boundary of the Colorado Plateau.

According to radiometric dating, the Morrison Formation dates from 156.3 Ma ± 2 Ma at its base to 146.8 Ma ± 1 Ma at the top, which places it in the earliest Kimmeridgian, and early Tithonian stages of the late Jurassic. The Morrison Formation is subdivided into several members, the occurrence of which are varied across the geographic extent of the Colorado Plateau. In the Henry Mountains region, the Morrison is comprised of three members (in ascending order), the Tidwell member, the Salt Wash Member, and the Brushy Basin Member.

Most of the uranium produced from the Morrison Formation in Colorado and Utah has been derived from the Salt Wash Member, and to a lesser extent from the conformably overlying Brushy Basin Member. In some parts of the Colorado Plateau, primarily in the Henry Mountains region, minor amounts of uranium have been mined from the Tidwell Member, which underlies the Salt Wash Member.

7.1.1.1	Salt Wash Member

The Salt Wash Member of the Morrison Formation, which is the principal host to the sandstone-hosted uranium deposits of the Henry Mountains basin, has been subdivided into three facies, as presented in Figure 7-3, an isopach and facies map of the Salt Wash. While uranium-vanadium deposits are present in each of the three facies, the majority of mineralization has been mined from the interbedded sandstone and mudstone facies.

In outcrop, the Salt Wash Member is exposed as one or more massive, ledge-forming sandstones, the number varying from one district to another. Closer to the source areas, as in Arizona, the Salt Wash is predominantly a massive sandstone or conglomeratic sandstone broken only by a few, thin interbeds of siltstone or mudstone. Farther from the source areas, as in the area of the Uravan Mineral Belt, three or more discontinuous sandstone lenses are common, and they are generally interbedded with approximately equal amounts of thick, laterally persistent siltstones or mudstones.

The sandstones of the Salt Wash have been classified as modified or impure quartzite, ranging from orthoquartzite to feldspathic or tuffaceous orthoquartzite. Carbonate cement is a relatively common component in the Salt Wash. The sandy strata of the Salt Wash Member contain numerous concentrations of uranium throughout the Henry basin, although most of these mineral deposits are relatively small. However, the deposits in the area of Shootaring Canyon, including the Tony M, Southwest, Copper Bench, Indian Bench, and Frank M areas constitute the largest concentration of large-scale Salt Wash-hosted uranium deposits on the Colorado Plateau.

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SALT LAKE CITY
MEEKER
PRICE
LEADVILLE
GRAND JUNCTION
GUNNISON
HENRY MOUNTAINS DISTRICT
URAVAN MINERAL BELT
DURANGO
KANAB
UTAH
ARIZONA
LEES FERRY
COLORADO
NEW MEXICO
EXTENT OF WASH MEMBER
GALLUP
FLAGSTAFF
WINSLOW
HOLBROOK
ALBUQUERQUE
N
0 25 50 75 100
Miles
100
200
300
400
500
600

NOTE: Isopach Interval 100 Feet

Legend:

- *Conglomerate Sandstone Facies*
- *Sandstone and Mudstone Facies*
- *Mudstone and Lenticular Sandstone Facies*
- *Location of Major Uranium-Vanadium Deposits*
- *Isopach Line, Dashed Where Inferred*
- *Extent of Salt Wash Member*

Figure 7-3

Consolidated Uranium Inc.

Tony M Mine

Utah, USA

Salt Wash Member - Isopachous and Facies Map

December 2022

Source: Thamm et al., 1981.

7-5

7.2	Local and Property Geology

The Property is situated in the southeastern flank of the Henry basin, a sub-province of the Colorado Plateau physiographic province. The basin is an elongate north-south trending doubly plunging syncline in the form of a closed basin, flanked by the Monument Uplift to the southeast, Circle Cliffs Uplift to the southwest, and the San Rafael Swell to the north (Figure 7-2). The regional and local geology of the Henry Mountains basin vanadium-uranium deposits has been the subject of intensive research by staff of the U.S. Geological Survey (USGS) as well as other workers, referenced below. The following descriptions follow Northrop and Goldhaber (1990).

Exposed rocks in the project area are Jurassic and Cretaceous in age, and include the economically significant Morrison Formation, which is the host for the important uranium and vanadium deposits. The Property is located south of Mt. Hillers and northwest of Mt. Ellsworth and Mt. Holmes. Geologic maps and stratigraphic sections of the project area are depicted in Figure 7-4, Figure 7-5, and Figure 7-6.

In the Henry Mountains region, the Morrison Formation is a complex fluvial deposit of Late Jurassic age, and is comprised of three distinct Members: in ascending order, the Tidwell member, the Salt Wash Member, and the Brushy Basin Member. The basal Tidwell and the overlying Salt Wash are dominantly sequences of fluvial clastic sediments, with interbedded intervals of lacustrine sediments, which are more common in the Tidwell member than the Salt Wash Member. Conformably overlying the Salt Wash is the Brushy Basin Member, which is a visually distinctive unit that is comprised almost entirely of “overbank” facies and lacustrine sediments.

The more resistant sandstones of the Salt Wash member represent the greatest amount of outcrop exposures of the Morrison Formation, and it is exposed as one or more massive, ledge-forming sandstones, generally interbedded with laterally persistent siltstones or mudstones. The lower Salt Wash is approximately 150 ft thick in the project area, thinning and becoming less sandy northward from the project area. Sandstones comprise 80% of the unit, with the remainder comprised of siltstones and mudstones. Significant uranium mineralization occurs only in sandstones of the lower unit. The uranium deposits of the Henry Mountains-Henry Basin area occur as generally tabular bodies in sandstones.

7.2.1	Structural Geology

The structural geology of the project area reflects a gentle westward dip of sedimentary rocks off the western flank of the Monument Uplift, toward the axis of the Henry basin, except where the strata have been locally influenced by the adjacent Mt. Hillers and Mt. Ellsworth intrusive igneous bodies. Figure 7-7 presents a structural contour map of the Henry Mountains area. Dips in the vicinity of the Tony M deposit are characterized by a gentle dip from two degrees to five degrees to the west while sediments in the vicinity of the Southwest deposit vary from one degree to two degrees to the west and northwest.

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QUATERNARY
GR
SP
REST.
SEDIMENT GRAVEL
UPPER CRETACEOUS
MANCOS FORMATION
TUNUNK SHALE MEMBER
DAKOTA FORMATION
UPPER JURASSIC
MORRISON FORMATION
BRUSHY BASIN SHALE MEMBER
SALT WASH MEMBER
MINERALIZED ZONE
(URANIUM)
TIDWELL MEMBER
SUMMERVILLE FORMATION

Figure 7-4

Consolidated Uranium Inc.

Tony M Mine

Utah, USA

Tony M Mine Representative Stratigraphic Section

Legend:

Shale	GR *Gamma Radiation*
Sandstone	SP *Self potential*
	REST. *Resistivity*

December 2022

Source: Atlas, 1991.

7-7

Log of Core Hole 91-8-14c
(ft)
(m)
Spud into Brushy Basin Member
BRUSHY BASIN MEMBER
Top of Salt Wash Member - 52'
UPPER INTERVAL
MIDDLE INTERVAL
LOWER INTERVAL
SALT WASH MEMBER
TIDWELL MEMBER
SUMMERVILLE FORMATION
Refer to Figure 7-6 for Details

Figure 7-5

Consolidated Uranium Inc.

Tony M Mine

Utah, USA

December 2022

Source: Robinson J.W., 2009, Pers. Comm.

7-8

SLR

Figure 7-6

Consolidated Uranium Inc.

Tony M Mine

Utah, USA

(ft)
(m)
MS SILT FS MS CS
300
310
320
330
340
350
360
370
380
390
400
410
420
430
440
450
460
470
480
490
500
95
100
105
110
115
120
125
130
135
140
145
150
Green
MIDDLE INTERVAL
LOWER INTERVAL
TIDWELL MEMBER
SALT WASH MEMBER

Log of Core Hole 91-8-14c

December 2022

Source: Robinson J.W., 2009, Pers. Comm.

7-9

SLR

R 10 E
R 11 E
R 12 E
T 33 S
T 34 S
T 35 S
T 36 S
BULLDOG PEAK
BYSMALITH
MOUNT
HILLERS
STOCK
N
COPPER BENCH-INDIAN BENCH
DEPOSITS
MOUNT
HOLMES
STOCK
HENRY
BASIN
TONY M-SOUTHWEST
DEPOSITS
MOUNT
ELLSWORTH
STOCK
U
D
0 5,000 10,000
Feet
NOTE:
Elevation Contours in Feet
Source: Hunt, et al., 1953.

Figure 7-7

Consolidated Uranium Inc.

Tony M Mine

Utah, USA

Structural Contour Map of the Henry Mountains Area

December 2022

7-10

7.2.1.1	Faults and Jointing

No evidence of faulting was observed during underground mining at the Tony M mine.

Surficial expressions of fractures and joints, visible on aerial photographs, were mapped by mine personnel in the vicinity of the Tony M mine as well as in the underground mine workings. Joint spacing averages approximately 1.5 ft but varies significantly from area to area. Observations of joints in outcrop and underground indicate that they are confined to, or are well developed in, sandstone units with little or no development in mudstone or shale units. Both the strike and dip of individual joints remain relatively constant, with normal variations of less than to 5°to 10°. The joints in the vicinity of the Tony M mine are vertical to steeply dipping features exhibiting a northwesterly strike. A second set, which is northeasterly striking and vertical to steeply dipping, is weakly developed, in terms of the frequency of occurrence and represents less than 10% of total joints in the mine area. Within the southern part of the Tony M mine, nearly all joints strike between N30°W and N70°W and 50% of the joints strike between N45°W and N55°W. Within the northern third of the Tony M mine, the predominant strike of the joints moves clockwise, with most joints striking between N18°W and N25°W.

SLR has no information on jointing in the Southwest deposit. The pattern of joint development in the vicinity of the Tony M mine is similar to the regional pattern in the southern Henry Mountains (Underhill et al., 1983).

7.2.1.2	Host Sandstones

In the southern part of the Henry basin, the Salt Wash Member of the Morrison Formation ranges from 400 ft to 510 ft in thickness. The lower Salt Wash sandstones are finer grained, while the upper Salt Wash sandstones consist of coarser grained clastic rocks. The lower Salt Wash is approximately 150 ft thick in the Property area, thinning and becoming less sandy northward from the project area. Sandstones comprise approximately 80% of the sequence, with the remainder comprised of siltstones and mudstones. Significant uranium mineralization occurs only in this lower unit of the Salt Wash Member. Figure 7-4 presents a representative stratigraphic section from the Property.

The Tony M deposit is hosted in the lowermost 35 ft to 40 ft of the Salt Wash, while mineralization in the Southwest deposit reaches 60 ft above the base of the Salt Wash Member. The sandstone sequence that hosts the Tony M deposit is also the host for the Southwest deposit.

The lower 100 ft of the Salt Wash Member have been subdivided into an upper and a lower unit, and each of these subunits, in turn, have been subdivided into UL, ML, and LL horizons. The uranium deposits occur in the LL, ML, and UL mineralized horizons of the lower 40-foot-thick sand unit, and each of these horizons is 10 ft to 15 ft thick. The analysis of the mineralization, however, indicates that a high percentage of the mineralization occurs within two units designated in this Technical Report as the LL and UL units, with the ML unit included in the UL unit.

7.2.1.3	Petrographic Description

The framework minerals of the Salt Wash sandstones for the deposits are predominantly quartz (70% to 79% of the rock), with minor, variable amounts of feldspar (ranging from 1% to 14% and averaging 4%). Rock fragments average approximately 7%, however, range from 1% to 60%. Accessory minerals comprise approximately 2% or less of the rock. The sandstones are classified as modified or impure quartzite, ranging from orthoquartzite to feldspathic orthoquartzite.

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In and near the Tony M mine, the Salt Wash sandstones are cemented by carbonate and silica and/or clay minerals that average approximately 17% of the total volume of the samples studied. Calcite is the most common carbonate mineral. In the mineralized zones, the proportion of clay minerals increases while the amount of carbonate decreases. The carbonate in the mineralized zone is also marked by the presence of dolomite.

Organic carbon commonly occurs in the concentration of 0.1 weight percent (wt.%) to 0.2 wt.% but may be up to 1 wt.% or higher in some zones. The predominant type of organic matter is coalified detrital plant debris, together with trace amounts (<1%) of unstructured organic matter. This detrital debris occurs as individual elongate fragments a few tens of micrometres to approximately five millimetres length. Silicified logs, carbonized organic debris, and pyrite are locally abundant in the uranium-vanadium bearing zone.

Quartz overgrowths in amounts ranging from 1% to 12% are present with the highest concentrations associated directly with the mineralized zone(s).

7.3	Mineralization

Uranium mineralization on the Property is hosted by favorable sandstone horizons in the lowermost portion of the Salt Wash Member, where detrital organic debris is present. Mineralization primarily consists of coffinite, with minor uraninite, which usually occurs in close association with vanadium mineralization. Mineralization occurs as intergranular disseminations, as well as coatings and/or cement on and between sand grains and organic debris. Vanadium occurs as montroseite (hydrous vanadium oxide) and vanadium chlorite in primary mineralized zones located below the water table (i.e., the northernmost portion of the Tony M deposit).

The vanadium content of the Henry Mountains basin deposits is relatively low compared to many other Salt Wash hosted deposits on the Colorado Plateau. Furthermore, the Henry basin deposits occur in broad alluvial sand accumulations, rather than in major sandstone channels as is typical of the Uravan Mineral Belt deposits of western Colorado. The Henry basin deposits do, however, have the same general characteristic geochemistry of the Uravan deposits, and are therefore classified as “Salt Wash type deposits” (Thamm et al., 1981).

The deposits occur within an arcuate zone over a north-south length of approximately 15,000 ft and a width ranging from 1,000 ft to 3,000 ft. Mineralization occurs in a series of three individual stratiform layers included within a 30-ft to 62-ft-thick sandstone interval. Mineralization in the Tony M deposit occurs within three stratigraphic zones of the lower Salt Wash Member of the Morrison Formation, with a minor mineralized zone in the underlying Tidwell Member included in the lower zone. The Deposits occur in the lowermost 35 ft to 62 ft of the Salt Wash Member sandstone. Mineralization within the UL horizon is offset to the east as compared to mineralization in the LL horizon.

Mineralization comprising the mineralized interval of the Deposits has an average thickness of three feet to six feet, depending on assumptions regarding GT cut-off and dilution. Inspection of logs by the SLR QP, who was the RPA QP, in 2012, indicated that the thickness of uranium mineralization in individual drill holes only occasionally exceeds 12 ft.

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7.4	Uranium and Vanadium Mineralogy

At the Tony M mine, the main mineralized horizons appear as laterally discontinuous, horizontal bands of dark material separated vertically by lighter zones lacking uranium but enriched in vanadium. On a small scale (inches to feet), the dark material often exhibits lithologic control, following cross-bed laminae or closely associated with, though not concentrated directly within, pockets of detrital organic debris.

The uranium-vanadium mineralization of the Henry basin is similar to the mineralization observed elsewhere in other parts of the Colorado Plateau. It occurs as intragranular disseminations within the fluvial sand facies of the Salt Wash Member, and forms coatings on sand grains and coatings and impregnations of associated organic masses. A significant portion of the uranium occurs in a very fine-grained phase whose mineralogy is best defined with the aid of an electron microscope.

Extensive research by Northrop and Goldhaber (1990) and associates indicates that the Henry Mountains basin deposits were formed at the interface of an underlying brine with overlying oxygenated flowing groundwaters carrying uranium and vanadium in solution. Reduction and subsequent deposition of the mineralization were enhanced where the interface occurred within sandstones containing carbonaceous debris. The multiple mineralized horizons developed at favorable intervals as the brine surface migrated upwards. Geochemical studies indicate the uranium and vanadium were leached either from the Salt Wash sandstone or the overlying Brushy Basin Member. Northrop and Goldhaber (1990) also established that the relationship between the uranium and vanadium mineralization in the Tony M and nearby Frank M deposits was not a simple one. Vanadium enrichment in the mineralized intervals occurred over a thicker interval than uranium. Northrop and Goldhaber (1990) found that while uranium and vanadium often reached their maximum concentration at the top of each uranium-bearing horizon, the vertical distribution of vanadium was frequently distinct from uranium.

Extensive scanning electron microscope, microprobe, autoradiography, X-ray, and other studies indicate that coffinite (USiO4) is the dominant primary uranium mineral in the mineralized horizons, with uraninite (UO2) occurring in only trace amounts. In the higher grade mineralized horizons (U > 0.5%), large masses of coffinite form interstitial cement (Northrop and Goldhaber, 1990).

Vanadium occurs as montroseite (hydrous vanadium oxide (V, Fe)O(OH)) and vanadium chlorite in primary mineralized zones located below the water table (i.e., the northern portion of the Tony M deposit). Montroseite is the only vanadium oxide mineral identified in this interval. An unusual vanadium bearing chlorite or interlayered vanadium bearing chlorite-smectite is the only authigenic clay mineral(s) recognized. The grain size and sorting characteristics of detrital quartz grains vary within the host rocks, while cross-bed laminae with coarser grains and better sorting are invariably more highly mineralized (Wanty et al., 1990).

Above the water table to the south, vanadium chlorite is absent, while montroseite and a suite of secondary uranium-vanadium minerals are present. These include tyuyamunite (Ca(UO2)2V2O85-8H2O), metatyuyamunite (Ca(UO2)2V2O83H2O), rauvite (Ca(UO2)2V+510O28-16H2O), and carnotite (K2(UO2)2V2O8-3H2O) all of which have been identified in samples from the southern portion of the Tony M deposit. Carnotite is a secondary hydrous potassium-vanadium-uranium mineral, while the other three are similar minerals with calcium replacing potassium. The later minerals occur above the water table in the zone that has been subjected to near surface secondary oxidation. Approximately 40% of the southern portion of the Tony M deposit is located in this zone, with the remainder, together with the Southwest deposit, located in the reduced zone below the water table.

Other ore-stage minerals identified in the USGS study include pyrite (0% to 3.3%), quartz overgrowths (0% to 17%), dolomite, and calcite (Wanty et al., 1990). The quartz overgrowths are often visible to the naked eye within the Tony M mine. While dolomite is associated with the mineralized zones, the abundance of calcite decreases in highly mineralized zones. This is thought to occur because calcite postdates the deposition of vanadium bearing chlorite and other ore-stage minerals that preferentially fill the pores of the mineralized zone.

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No significant differences between cores, or within cores, have been identified for the sandstone framework mineralogy. Significant mineralogic differences, however, exist in the authigenic pore-filling material. These vary in abundance and type vertically within cores, in association with mineralized intervals (Northrop and Goldhaber, 1990).

The age of the Deposits is 115 million years, indicating that the mineralization formed shortly after deposition of the Brush Basin Member of the Morrison Formation (Ludwig, 1986, in Wanty et al., 1990).

7.5	Chemical Analysis of Mineralized Samples from the Property

Atlas conducted a metallurgical testing program on a series of composites prepared from core samples from Exxon drilling at the Copper Bench and Indian Bench deposits (Rajala, 1983). The drill core was from the Bullfrog Property and did not include results from the 40-hole core drilling program conducted by Atlas from July 1983 to March 1984.

Samples from each deposit were combined to give representative composites. Each composite consisted of 0.5 ft drill core intervals combined in such a manner as to give a composite head analysis exceeding 0.2% U3O8. The Southwest composite samples contained 104 core intervals from 16 drill holes. The results of the analyses for uranium, vanadium, and calcium carbonate are compared with the values calculated based on the weighted value of each of the individual core samples included in the composite. Results of the analysis for Southwest deposit are presented in Table 7-1.

Table 7-2 presents the concentration of several minor elements occurring in the composites.

Table 7-1:      Comparison of Composite Head Analyses with Calculated Head Analyses

Consolidated Uranium Inc. – Tony M Mine

Composite Area	% U3O8	% V2O5	V2O5/U3O8	% CaCO3
Southwest	0.348	0.59	1.70	5.4
Southwest[1]	0.385	0.63	1.64	6.3

Note:

1.	Calculated Head Analyses Based on Sample Weighting

Table 7-2:      Presence of Various Elements in Composite Samples of the Tony M Mine

Consolidated Uranium Inc. – Tony M Mine

Composite Area	% Cu	% Zn	% Pb	% Mo	% Zr	% As	Ag	Au
Southwest (%)	0.004	0.005	0.003	0.02	0.08	0.23	0.01	nil
Tony M (ppm)[1]	72	210	130	150	N.A.	132	N.A.	N.A.
Tony M (ppm)[2]	20	300	500	30	100	N.D.	N.D.	N.D.

Notes:

1.	300 lb to 400 lb sample collected by Jim Crock, USGS, from 145E/1015N + 14 ft on south rib of Tony M mine and analyzed in USGS laboratory using ICAP-AES.

2.	Sample collected by F. Peterson, USGS from the same site in Tony M mine and analyzed in USGS laboratory using alternative semi-quantitative methods.

3.	N.D.: Not detected.

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The results provide confirmation of the chemical parameters of the deposits.

The average concentration of CaCO3 is a consideration for processing cost and ranges from 5.4 to 11.1 percent in the Southwest deposit. In its evaluation of mineral zones from 39 core holes from the Bullfrog Property, EFNI found that the carbonate content of the composites averaged 9.2 percent CaCO3 at the 0.80 ft.% GT cut-off (EFNI, 1991). Table 7-2 indicates the presence of elevated concentrations of molybdenum and arsenic.

Plateau analyzed composite samples from monthly production from the Tony M mine over the period November 1982 to April 1983 and found that the 31,996 st of ore had an average CaCO3 content of 6.22 percent, with an average U3O8 grade of 0.159 percent. Much of the production for the 1982 to 1983 period came from the southern portion of Block B, while the balance was produced from Blocks E, F, and S.

Plateau also analyzed 13 uranium bearing zones from 10 core holes distributed over the Tony M deposit and found the CaCO3 content ranged from 2.8% to a high of 18.5%, however, with the exception of a second high value of 17.4%, all of the other zones contain 7.6% CaCO3 or less. If the two high values are excluded, the average CaCO3 content decreases to 5.2%. The high carbonate zones are associated either with the relatively carbonate rich zone which lies within a few feet above the Tidwell contact, or with relatively thin (e.g., 0.5 ft to two feet) carbonate rich zones which occur higher up in the Salt Wash sandstones (Underhill, 1983).

The QP agrees with the observation by Northrop and Goldhaber (1990) that the character of the mineralized zones, which contain significant concentrations of vanadium chlorite and other pore filling minerals, effectively blocked the deposition of large amounts of carbonate and therefore the mineralized zones usually have a carbonate content that is less than the non-mineralized Salt Wash sandstone.

Geochemical analyses are available for both mineralized and unmineralized intervals of the sandstone, for minor element constituents in the Tony M and adjacent areas (Northrop and Goldhaber, 1990). The only major increase observed is for vanadium for which the average concentration increased from 13 ppm to 3,004 ppm (results for uranium were not provided). The other minor elements (Cr, Co, Cu, and Ni) increased from three to almost twelve times over the values for unmineralized sandstone, which range from 4 ppm to 8 ppm.

Molybdenum concentrations above detection levels were found to occur only proximal to mineralized horizons, and generally each mineralized horizon has an associated zone of molybdenum enrichment. Vanadium and chromium enrichment in the mineralized intervals occurs over a thicker interval than uranium and/or molybdenum.

The QP agrees that sample results indicate that the CaCO3 content in the Tony M deposit is in the range of 6.2% to 7.3%, while the average in the Southwest deposit is in the range from 5.4% to 9.2%. The results for the Southwest deposit suggest that the CaCO3 content increases with GT cut-off.

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8.0	Deposit Types

The Deposits are classified as sandstone hosted - uranium deposits. Sandstone-type uranium deposits typically occur in fine to coarse grained sediments deposited in a continental fluvial environment. The uranium may be derived from a weathered rock containing anomalously high concentrations of uranium, leached from the sandstone itself or an adjacent stratigraphic unit. It is then transported in oxygenated water until it is precipitated from solution under reducing conditions at an oxidation-reduction interface. The reducing conditions may be caused by such reducing agents in the sandstone as carbonaceous material, sulphides, hydrocarbons, hydrogen sulphide, or brines.

There are three major types of sandstone hosted uranium deposits: tabular vanadium-uranium Salt Wash types of the Colorado Plateau, uraniferous humate deposits of the Grants Mineral Belt, New Mexico area, and the roll-front type deposits of South Texas and Wyoming. The differences between the Salt Wash deposits and other sandstone type uranium deposits are significant. Some of the distinctive differences are as follows: (a) the Deposits are dominantly vanadium, with accessory uranium; (b) one of the mineralized phases is a vanadium-bearing clay mineral; (c) the Deposits are commonly associated with detrital plant trash, but not redistributed humic material; and (d) the Deposits are entirely within reduced sandstone, without adjacent tongues of oxidized sandstone.

The vanadium content of the Henry basin deposits is relatively low compared to many Uravan deposits. Furthermore, the Henry basin deposits occur in broad alluvial sand accumulations, rather than in major sandstone channels as is typical of the Uravan deposits of Colorado. The Henry basin deposits do, however, have the characteristic geochemistry of the Uravan deposits and are therefore classified as Salt Wash type deposits.

Sandstone-type uranium deposits typically occur in fine to coarse grained sediments deposited in a continental fluvial environment. The uranium is either derived from a weathered rock containing anomalously high concentrations of uranium or leached from the sandstone itself or an adjacent stratigraphic unit. It is then transported in oxygenated water until it is precipitated from solution under reducing conditions at an oxidation-reduction front. The reducing conditions may be caused by such reducing agents in the sandstone as carbonaceous material, sulphides, hydrocarbons, hydrogen sulphide, or brines.

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9.0	Exploration

A summary of the historical exploration programs completed by previous owners is presented in Section 6 of this Technical Report. Rotary and diamond drilling on the Property is the principal method of exploration and delineation for uranium. During its 2022 drilling campaign (detailed in Section 10) CUR collected drill core for both disequilibrium analysis and vanadium content.

9.1	Consolidated Uranium Vanadium Sampling (2022)

Determining the concentration of vanadium (V2O5) ratio in a deposit is much more costly and time-consuming than making the equivalent determination for uranium (U3O8). While indirect determinations of the uranium content may be efficiently made using low cost using gamma logging, chemical analysis is the only way to determine the vanadium content.

Historically, data was only collected from rotary drilling and downhole radiometric logging. Historically, the Tony M property has never been mined for vanadium and vanadium grades were never collected during previous drilling. As such, there is almost no historical vanadium data available for review other than previously reported findings discussed in the proceeding sections. As part of CUR 2022 confirmation drilling program, vanadium assays were collected from the eight drill holes. Table 9-1 list some of the notable V2O5 intercepts where the ratio of V2O5:U3O8 ratio ranges from an average of 1:1 to greater than 17:1 in places and results are comparable with historic reported ratios.

Table 9-1:      CUR 2022 List of Notable V2O5 vs U3O8 Intercepts

Consolidated Uranium Inc. – Tony M Mine

Drill Hole	From Depth (ft)	To Depth (ft)	Thickness (ft)	Grade (% U3O8)	Grade (% V2O5)	Ratio (V2O5/U3O8)
CUR-TM-01	378	384	6	0.003	0.027	8.9
CUR-TM-02	375	378	3	0.003	0.277	92.3
	380	382	2	0.132	0.135	1.0
	387	389	2	0.120	0.002	0.0
CUR-TM-03	361	364	3	0.003	0.149	53.0
	368	370	2	1.031	0.986	1.0
CUR-TM-04	417	418	1	0.100	0.124	1.2
CUR-TM-05	226	230	4	0.202	0.048	0.2
	225	227	2	0.157	0.174	1.1
CUR-TM-06	211	214	3	0.024	0.005	0.2
	217	218	1	0.015	0.023	1.6
CUR-TM-07	365	368	3	0.001	0.068	67.5
	376	379	3	0.030	0.004	0.1
CUR-TM-09	283	284	1	0.006	0.104	17.7
	290	296	6	0.169	0.141	0.8
	292	297	5	0.195	0.128	0.7
			Total GT1	6.000	6.190	1.0

Notes:

1.	Total GT equals grade x thickness summation for all drilling holes.

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Results from the eight holes appear to indicate an inverse relationship between the vanadium to the uranium oxide grade, where the higher-grade vanadium is generally associated with the lower grade uranium mineralization (Johnson, 2022).

A power relationship was observed between the uranium grade (% U3O8) and the vanadium to uranium ratio (V2O5:U3O8), as illustrated in Figure 9-1. The relationship is given by the equation below:

where y is the V2O5:U3O8 ratio and x is the uranium grade (%U3O8). The vanadium grade (%V2O5) for Tony M and Southwest can then be calculated by the equation

Figure 9-1:      %eU3O8 vs Vanadium:Uranium Ratio for Vanadium Grade Calculations

9.1.1	Conclusions

Historical reported V2O5:U3O8 weight ratios in Salt Wash-type deposits range from about 1:1 to 20:1 with the V2O5:U3O8 routinely reported as 5:1 based on AEC production records of 18,300 st for the period 1956 to 1965.

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With the additional new 2022 vanadium assay collected by CUR, the SLR QP revisited the vanadium potential in the block model using a regression curve at Tony M and found the 2022 V2O5/U3O8 ratio of approximately 3:1 is inline with historic reported ranges and much higher than the previously accepted ratio of 1.66:1 for the composite bulk samples collected over the period from October 1982 to January 1984.

The SLR QP is of the opinion the use of a vanadium regression curve and equation shown in Section 9.1is an appropriate way to estimate vanadium resource potential in the future, however, the small sample size of the 2022 drilling vanadium values prevents construction of a reliable and accurate vanadium block model or resource estimate until more data is collected to improve confidence and understanding of the vanadium distribution on the property. As such inclusion of vanadium mineralization is not included as part of the current Mineral Resource estimate. The SLR QP recommends that additional vanadium data be collected during future exploration drilling including the addition of XRF scanning of pillars and ribs within the current mine workings.

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10.0	Drilling

Rotary and diamond drilling on the Property is the principal method of exploration and delineation of uranium mineralization.

As of the effective date of this Technical Report, CUR and its predecessor companies have completed approximately 2,000 rotary holes and 57 core drill holes over the Property, of which 947,610 ft of drilling in 1,678 holes was used in the Mineral Resource estimate, as summarized in Table 10-1 and illustrated in Figure 10-1.

Table 10-1:      Drilling Summary on the Tony M Mine

Consolidated Uranium Inc. – Tony M Mine

Year	Company	No. of Holes	Footage Drilled (ft)
1977-2012	Plateau	1,670	944,716
2022	CUR	8	2,894
Grand Total		1,678	947,610

10.1	Consolidated Uranium (2022)

Consolidated Uranium drilled eight combined rotary and diamond drill holes at the Property during May and June 2022, with the objective to confirm the previously reported results of historical drill holes completed by Plateau Resources in the mid-to late 1970s. All of the CUR 2022 drill holes were situated in areas of uranium mineralization within the Tony M portion of the property in Section 16, Township 35 South, Range 11 East. The drilling, and associated surface work (site preparation and access trails to drill sites) was covered by an existing permit issued by the State of Utah Division of Oil, Gas and Mining.

The CUR drill holes were designed to confirm the stratigraphic position of uranium mineralization, the relative thicknesses of mineralized intervals, and the range of uranium grades that were encountered in the historical drill holes. Each of the eight CUR drill holes was located within approximately 20 ft of the pre-existing drill holes. The holes ranged from 200 ft to 375 ft in depth, and included 2,555 ft of “conventional” open hole rotary drilling and 439 ft of core. As was the practice with the historical drilling, all of the 2022 drill holes were vertical in orientation (-90o) and no deviation data was collected (Johnson, 2022).

The contractor used for drilling and coring was Drillrite LLC, of St George, Utah and the contract probing company was Century Geophysics. All holes were dry and back filled with hole cuttings and a five-foot cement plug was installed at surface.

10.1.1	Rotary and Core Drilling

The eight holes drilled by CUR in 2022 were collared in the upper rim of the Salt Wash. The holes were drilled with a tri-cone rotary method to the top of the lower rim of the Salt Wash, approximately 400 ft from surface. The dry cuttings returned were collected in 5-foot intervals and logged for lithology by CUR personnel.

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When the core point was reached, a traditional 3-in split barrel coring technique was employed to core the entire lower rim of the Salt Wash. The core was drilled in 20-ft runs which were moved from the splits to PQ size core boxes by hand. The core was measured and marked by CUR personnel and logged for lithology, geotechnical properties, and mineralization. The core boxes were stored in a locked warehouse on the Tony M property. A summary of the eU3O8 grade intercepts is presented in Table 10-2.

Table 10-2:      2022 Drilling Summary Grade Intercepts on the Tony M Mine

Consolidated Uranium Inc. – Tony M Mine

Drill Hole	From depth (ft)	To depth (ft)	Thickness (ft)	Grade %eU3O8
CUR-TM-01	378.0	384.0	6.0	0.003
CUR-TM-02	378.5	380.5	2.0	0.117
	386.5	389.0	2.5	0.104
CUR-TM-03	366.0	372.0	6.0	0.315
CUR-TM-04	415.5	417.0	1.5	0.037
	223.5	229.5	6.0	0.119
CUR-TM-05	234.5	236.5	2.0	0.035
	238.0	241.0	3.0	0.04
CUR-TM-06	211.0	216.0	5.0	0.035
CUR-TM-07	375.5	377.5	2.0	0.063
CUR-TM-09	290.0	296.0	6.0	0.193

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Table 10-3:      Comparison of 2022 Drill Holes to Historic Twin Drill Holes

Consolidated Uranium Inc. – Tony M Mine

2022 drill hole results						Historic intercept comparison
Hole No.	From depth (ft)	To depth (ft)	Thickness (ft)	Grade %eU3O8	Grade X Thickness	Hole No.	From depth (ft)	To depth (ft)	Thickness (ft)	Grade %eU3O8	Grade X Thickness
CUR-TM-01	378.0	384.0	6.0	0.003	0.018	1677370	295.3	297.8	2.5	0.26	0.65
						81167	383.0	385.0	2.0	0.06	0.11
						81167	391.5	393.5	2.0	0.04	0.08
CUR-TM-02	378.5	380.5	2.0	0.12	0.23	83166	358.5	360.5	2.0	0.10	0.20
CUR-TM-02	386.5	389.0	2.5	0.10	0.26	83166	377.5	379.5	2.0	0.17	0.33
						83166	390.0	392.0	2.0	0.10	0.20
CUR-TM-03	366.0	372.0	6.0	0.32	1.89	81163	370.5	373.5	3.0	0.14	0.41
CUR-TM-04	415.5	417.0	1.5	0.04	0.06	1677173	402.8	406.3	3.5	0.32	1.11
						1677170	424.8	426.8	2.0	0.20	0.40
CUR-TM-05	223.5	229.5	6.0	0.12	0.71	82165	229.0	233.0	4.0	0.24	0.96
CUR-TM-05	234.5	236.5	2.0	0.04	0.07	82165	240.5	242.5	2.0	0.05	0.10
CUR-TM-05	238.0	241.0	3.0	0.04	0.12	81164	244.5	249.5	5.0	0.14	0.72
						81164	252.0	256.0	4.0	0.07	0.27
CUR-TM-06	211.0	216.0	5.0	0.04	0.18	81162	220.0	222.0	2.0	0.14	0.28
						167752	207.3	209.3	2.0	0.03	0.06
						167752	217.3	219.3	2.0	0.16	0.32
CUR-TM-07	375.5	377.5	2.0	0.06	0.13	81168	365.0	367.0	2.0	0.05	0.10
						81168	367.5	369.5	2.0	0.14	0.28
						84167	288.0	290.0	2.0	0.19	0.39
CUR-TM-09	290.0	296.0	6.0	0.19	1.16	1677133	281.8	283.8	2.0	0.19	0.37

Source: Johnson, 2022

Consolidated Uranium Inc. | Tony M Mine, SLR Project No: 138.20125.00002

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SLR

Legend:
CUR Property
Tony M-Southwest Deposit
Tony M Mine Workings
Drilling
2022 Drilling
1864600
1866600
1868600
1870600
1872600
10255600
10253600
10251600
10249600
10247600
10245600
10243600
10241600
N
0
1000
2000
3000
4000
5000
Feet

Figure 10-1

Consolidated Uranium Inc.

Tony M Mine

Utah, USA

Drill Hole Location Map

December 2022

Source: SLR, 2022.

10-4

10.2	Drilling by Previous Owners

10.2.1	Rotary Drilling

In February 1977, drilling commenced in what was to become the Tony M mine. Subsequently, Plateau reportedly drilled more than 2,000 rotary drill holes totalling approximately one million ft, with over 1,200 holes drilled on the Property. The balance of the drilling was completed on the adjacent properties in the area not part of the Tony M Mine. The holes were drilled using rotary tricone technology with a nominal hole diameter of 5.1 inches. The rugged terrain over much of the former Tony M property made drilling access difficult or impossible, resulting in an irregular drill pattern.

Most of the drilling completed on the Southwest deposit, and adjacent properties to the north were conducted by rotary drilling using a tricone bit with a nominal diameter of 5.1 inches. The Southwest deposit is delineated by drilling on approximately 100-ft centers. In some areas, the rugged terrain made access difficult, resulting in an irregular drill pattern.

The mineralization on the Property is approximately horizontal, and all of the drilling was vertical. Deviation surveys were conducted on most drill holes in the Southwest deposit, providing an indication of how far the holes have drifted from vertical. The vertical holes provide a reliable estimate of the thickness of the Deposits.

SLR, as RPA, inspected the gamma logs for the Tony M Mine drilling. SLR notes that logging records indicate that several drilling contractors were used, including Energy Drilling Co., McPherson Drilling Co., Pomco Drilling Co., Southwest Drilling Co., Kachina Drilling Co., Beeman Drilling Co., and Petty Drilling Co.

10.2.2	Core Drilling

Records indicate that a total of 32 core holes were drilled in the Southwest deposit while 25 core holes were drilled in the vicinity of the Tony M deposit (Table 10-4).

Table 10-4:      Core Drilling on the Tony M Mine

Consolidated Uranium Inc. – Tony M Mine

Deposit	Exxon-Atlas	Plateau	NFS/BP Exploration	Total
Southwest	32	-	-	32
Tony M	-	24	1	25
Total	32	24	1	57

Drilling on the former Tony M property includes 24 core holes completed by Plateau and one core hole completed by NFS/BP Exploration Inc. Of the 25 holes, only 11 are located within the mineralized area comprising the Tony M deposit. The core holes provided samples of the mineralized zone for chemical and amenability testing, as well as flow sheet design for the Ticaboo Mill. The samples were also used to determine geologic and engineering properties of the mineralized zone. SLR was not provided access to historic drill core for the Tony M deposit. Location of the drilling exclusive to the Property is presented in Figure 10-1.

Energy Fuels, Denison, and IUC carried out no additional surface drilling or exploration on the Property since the last historical Mineral Resource estimate was completed in 2012.

Consolidated Uranium Inc. | Tony M Mine, SLR Project No: 138.20125.00002

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10.3	Conclusions

The SLR QP is not aware of any drilling, sampling, or recovery factors that could materially impact the accuracy and reliability of the results.

Consolidated Uranium Inc. | Tony M Mine, SLR Project No: 138.20125.00002

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11.0	Sample Preparation, Analyses, and Security

The primary assay data used in estimating Mineral Resources for the Tony M Mine is downhole radiometric logs. The following sections contained in this report have been derived, and in some instances extracted, from previous documentation supplied to SLR by CUR and its predecessors.

11.1	Sampling Method and Approach

11.1.1	Radiometric (Natural Gamma) Logging

Exploration drilling for uranium is unique in that core does not need to be recovered from a hole to determine the metal content. Due to the radioactive nature of uranium, probes that measure the decay products or “daughters” can be measured with a downhole gamma probe; this process is referred to as gamma logging. While gamma probes do not measure the direct uranium content, the data collected (in counts per second (CPS)) can be used along with probe calibration data to determine an equivalent U3O8 grade in percent (%eU3O8). Calculated equivalent U3O8 grades are very reliable for uranium mineral resource estimation provided the values have been adjusted using a correction (±) factor for any disequilibrium that may occur in the area.

The disequilibrium correction factor is established by correlating the count rate obtained from the probe against chemical assay results and adjusting the probe count rates accordingly into equivalent %U3O8 grades.

11.1.1.1	Consolidated Uranium (2022)

Century Wireline Services of Tulsa, Oklahoma, a highly experienced borehole geophysical contractor logged all of the drill holes. The Tony M borehole geophysical logs collected natural gamma-ray, conductivity, and resistivity values continuously for each drill hole using a surface-recoding logging unit, and all data were plotted (analog) on log charts and entered into a digital database. Equivalent uranium grades (%eU3O8) were calculated from the gamma-ray data by Century’s logging unit. The geophysical logging methodologies utilized by Century in the 2022 drilling program are consistent with those employed by previous operators of the Tony M Mine, and these methodologies are considered to be “industry standard” techniques for evaluation of sandstone-hosted uranium deposits.

11.1.1.1.1	Calibration

The Century Wireline gamma-ray logging tool was calibrated at the US Department of Energy calibration test pits in Grand Junction, Colorado prior to the commencement of the drilling program, and again at the completion of the drilling program. A comparison of the results of the post-drilling calibration logging did not indicate any changes in the responses (thicknesses or gamma-ray values) of the logging instrumentation to the test pit samples.

11.1.1.2	Previous Owners

11.1.1.2.1	Southwest

The original downhole gamma logging of surface holes was completed for the Southwest deposit by Century Geophysical Corp. (Century) and Professional Logging Services, Inc. (PLS) under contract to Exxon. Atlas also contracted Century for this service. Standard logging suites included radiometric gamma, resistivity, and self-potential measurements, supplemented by neutron-neutron surveys for dry holes. Deviation surveys were conducted for most of the holes. Century used its CompuLog system consisting of truck-mounted radiometric logging equipment, including a digital computer. The natural gamma (counts per second (cps)), self-potential (millivolts), and resistance (ohms) were recorded at 1/10th ft increments on magnetic tape and then processed by computer to graphically reproducible form. The data was transferred from the tape to computer for use in resource estimation.

Consolidated Uranium Inc. | Tony M Mine, SLR Project No: 138.20125.00002

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Assays of samples from core drilling were collected by company geologists and submitted to various commercial laboratories for analysis. Exxon used Core Labs, Albuquerque, for at least some of this analytical work. Results of these analyses were compared to eU3O8 values from gamma logs to evaluate radiometric equilibrium, logging tool performance, and validity of gamma logging.

Atlas (Rajala, 1983) prepared composite samples from Southwest deposit core recovered by Exxon for metallurgical testing. The chemical analyses of the samples are described in Section 7.5 of this Technical Report. The results of the test program are provided in the Rajala (1983) report and are discussed in Section 13 of this Technical Report. Testing completed included leach amenability studies, settling, and filtration tests. Rajala (1983) did not indicate where the analytical and test work was performed, however, at the date of that report, Atlas had its own laboratories at its Moab, Utah, uranium/vanadium processing plant, and SLR is of the opinion that the analyses were conducted there.

11.1.1.2.2	Tony M

For the Tony M deposit, the same suite of logging surveys and procedures as employed by Exxon and Atlas was conducted on a majority of the holes. Most of the holes were logged by Century under contract to Plateau. Plateau also used PLS to log a small portion of the holes drilled in the mid-1980s. Deviation surveys were conducted for many of the holes. Holes drilled in the southern half of the Tony M deposit intersect rocks that are above the water table and were therefore dry. Neither self-potential nor resistance logs are available for these holes. Neutron-neutron logging was conducted in some holes in this area providing information on rock characteristics. Assays of samples from core drilling were collected by company geologists and submitted for analysis to Skyline Labs, Hazen Research Inc. (Hazen), and Minerals Assay Laboratory, in addition to other commercial laboratories.

The initial logging by Century was completed using analog equipment. In 1978, Century’s CompuLog digital system replaced the analog equipment. At the time Plateau conducted a series of comparative tests logging selected core holes with both types of equipment as described in LaPoint (1978). The results were discussed with Century personnel and analyzed to assure that the CompuLog system provided equivalent or higher quality logs than the analog system.

It was concluded that the CompuLog system provided a more accurate determination of uranium in the relatively thin, high grade mineralized zones occurring in the Tony M deposit. The CompuLog results were found to be consistently 10% to 20% less than equivalent analog logs, however, the results were found to agree more closely with the results of chemical analyses of core from the logged holes.

Plateau contracted Hazen for metallurgical and analytical testing of samples from the Tony M deposit. This information was used to design the processing circuit for the Ticaboo Mill, which was constructed approximately four miles south of the portal of the Tony M mine. The results of this analytical work were not available to SLR.

No drilling, logging, or core sampling was conducted by Energy Fuels or Denison and its predecessor IUC on the Property. CUR carried out a confirmation drilling program for the Project, as discussed in section 10.2 of this report.

Consolidated Uranium Inc. | Tony M Mine, SLR Project No: 138.20125.00002

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Historical Mineral Resource estimates for the Property are based on the %eU3O8 gamma log conversion values used to identify the mineralized zone, its thickness, and calculate an average grade.

No adjustment to reflect radiometric disequilibrium in the Deposits was made. The gamma log values were used to identify the mineralized zone and its thickness, and to calculate average grade.

Confirmation assays of chemical %U3O8 were completed on drill core samples for comparison and calibration with %eU3O8 values from gamma logging. As outlined in LaPoint (1978), Plateau had developed written procedures for the analysis of core to define such factors as carbonate content, and gamma probe versus chemical uranium content. LaPoint (1978) included a flow chart of procedures and describes handling and description of core before splitting, splitting procedure, assaying, evaluation of results, follow-up including duplicate check analyses, minor element analyses, and final storage of the core.

As discussed in the subsequent subsections, Plateau conducted a systematic program of analysis at independent commercial laboratories to confirm the reliability of results from its own analytical laboratory. Bhatt (1983) reports that for 2,354 analyses of radiometric and chemical uranium performed by the Plateau laboratory, 1,118 check analyses were performed on samples at independent commercial laboratories.

The SLR QP is of the opinion that historical work on the Property was conducted using industry best practices that were standard at the time.

11.1.2	Sample Preparation and Analysis (Core Sampling)

11.1.2.1	Consolidated Uranium (2022)

The entire sequence of the lower sandstone unit of the Salt Wash was cored, and the top of the cored interval was determined by data on the depths of this geologic unit as identified from lithologic and geophysical logs of the targeted historical drill holes. Drill hole cuttings samples were collected at five-foot intervals from the collars to the “core point” of the 2022 drill holes, and lithologic descriptions were made of all cuttings samples. The entire lower sandstone unit of the Salt Wash was then drilled using a three-inch split barrel core barrel, and core was collected after each 20-ft core run (length of the core barrel). Core recovery was very good.

All core was measured by CUR geologic staff and logged for lithologies, alteration, geotechnical characteristics and visual evidence of uranium and mineralization. Core was cut, preserving one-half of each core cylinder for future reference, and the remaining one-half sampled for submission to American Assay Laboratories (AAL) of Reno, Nevada, for analytical determinations of uranium and vanadium grades. Remaining core was placed in PQ diameter plastic boxes and stored in a locked warehouse at the Tony M mine.

The core from each of the drill holes was cut in half with a tile saw and was scanned with a portable x-ray fluorescence (XRF) analyzer to determine the presence of vanadium mineralization. Core intervals that were visibly mineralized, were mineralized as depicted on the gamma-ray logs, and/or returned positive responses for vanadium from the XRF analyzer were sampled on one-foot intervals for submission to AAL for sample prep and analysis utilizing an inductively coupled plasma (ICP) method for determining uranium and vanadium grades. Samples were reduced (crushed, pulverized, and/or milled) to a size of approximately 150 mesh to 200 mesh. Samples were weighed and digested in a combination of acids. After digestion, a final volume was achieved with addition of deionized water. The resultant solution was analyzed by ICP spectroscopy

Consolidated Uranium Inc. | Tony M Mine, SLR Project No: 138.20125.00002

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11.1.2.2	Previous Owners

The following is a description of the method used for preparing the composites as reported by Rajala (1983). Each of the composites consisted of 0.5 ft drill core intervals combined in such a manner as to give a composite head analysis exceeding 0.2% U3O8. Only one half of the full core was available for composite preparation. The Southwest composite samples contained 104 core intervals. When possible, the composites were prepared using equal weights from each interval, however, since the sample weights were small (e.g., approximately 50 g) for some of the intervals, the overall total weight of the composites was limited. Each minus 10 mesh interval was blended on a rolling mat prior to splitting out the appropriate weight for the composite.

The composites were stored in cylindrical containers and then placed on a set of rolls for at least eight hours to achieve complete blending of the intervals. The blended samples were placed on a rolling mat and flattened with a spatula. A head sample, along with 500 g test samples, was split out by random cuts of the primary samples. The head samples were pulverized to minus 100 mesh for chemical analysis.

Every interval was analyzed for U3O8, V2O5, and CaCO3. The initial U3O8 analyses were performed fluorometrically, with samples greater than 0.02% U3O8 being rerun volumetrically. The Atlas fluorometric laboratory also performed the initial V2O5 analyses and the Atlas ore lots laboratory repeated V2O5 assays on samples that assayed greater than 0.2% V2O5. Most CaCO3 analyses were run only once in the Atlas ore lots laboratory.

Composite samples were analyzed volumetrically for both U3O8 and V2O5. Table 7-1 presents a comparison of the composite head analyses with the calculated head analyses.

Procedures followed by Exxon, Atlas, and Plateau, together with contractors Century and PLS, were well documented and at the time followed best practices and standards of companies participating in uranium exploration and development. Onsite collection of the downhole gamma data and onsite data conversion limit the possibility of sample contamination or tampering.

11.2	Radiometric Equilibrium Uranium

Disequilibrium in uranium deposits is the difference between equivalent (eU3O8) grades and assayed U3O8 grades. Disequilibrium can be either positive, where the assayed grade is greater than the equivalent grades, or negative, where the assayed grade is less than the equivalent grade. A uranium deposit is in equilibrium when the daughter products of uranium decay accurately represent the uranium present. Equilibrium occurs after the uranium is deposited and has not been added to or removed by fluids after approximately one million years. Disequilibrium is determined during drilling when a piece of core is taken and measured by two different methods, by a counting method (closed-can) and by chemical assay. If a positive or negative disequilibrium is determined, a disequilibrium factor can be applied to eU3O8 grades to account for this issue.

11.2.1	Consolidated Uranium (2022)

SLR conducted a disequilibrium analysis based on core collected by CUR during the 2022 drilling program. Of the total 195 chemical assays collected, 93 having corresponding probe grade values greater than 0.0 % eU3O8 were used in the analysis. Results of the analysis display an analogous response to those identified by Bhatt in 1983 (Bhatt, 1983):

•	The state of disequilibrium varies from location to location within the Tony M deposit (Table 11-1, Table 11-2, and Figure 11-1)

Consolidated Uranium Inc. | Tony M Mine, SLR Project No: 138.20125.00002

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•	Except for drill hole CUR-TM-06 near the western edge of Mine Block E (Figure 14-5) the calculated %eU3O8 probe grades may be slightly underestimated, between 3.0% and 6.0%, and the current Mineral Resource estimate is therefore slightly conservative.

Table 11-1:     Disequilibrium Analysis 2022 Drilling by Mine Block

Consolidated Uranium Inc. – Tony M Mine

Mine Block	HoleId	Zone	No. of Assays	Avg Chemical (%U3O8)	Avg of Probe (%eU3O8)	Total ChemGT	Total ProbeGT	DEq GT
E	CUR-TM-06	LL	8	0.013	0.033	0.108	0.266	0.404
F	CUR-TM-05	ML	7	0.108	0.105	0.758	0.731	1.036
		LL	15	0.018	0.021	0.269	0.320	0.841
F Total			22	0.047	0.048	1.027	1.051	0.977
H	CUR-TM-03	LL	20	0.133	0.107	2.659	2.141	1.242
	CUR-TM-04	LL	11	0.012	0.010	0.129	0.113	1.148
H Total			31	0.090	0.073	2.788	2.254	1.237
I	CUR-TM-02	LL	13	0.044	0.034	0.570	0.438	1.300
	CUR-TM-07	ML	1	0.005	0.003	0.005	0.003	1.981
		LL	9	0.013	0.023	0.119	0.203	0.589
I Total			23	0.030	0.028	0.694	0.643	1.079
S	CUR-TM-09	LL	9	0.123	0.132	1.107	1.185	0.935
Grand Total			93	0.062	0.058	5.724	5.399	1.060

Notes: DEq GT – Disequilibrium Equivalent Grade x Tonnage

Table 11-2:     Disequilibrium Analysis 2022 Drilling by Drill Hole

    Consolidated Uranium Inc. – Tony M Mine

DHID	Zone	Avg Chemical (%U3O8)	Ave of Probe (%eU3O8)	Total ChemGT	Total GradeGT	DEq GT
CUR-TM-02	LL	0.044	0.034	0.570	0.438	1.300
CUR-TM-03	LL	0.133	0.107	2.659	2.141	1.242
CUR-TM-04	LL	0.012	0.010	0.129	0.113	1.148
CUR-TM-05	ML	0.108	0.105	0.758	0.731	1.036
	LL	0.018	0.021	0.269	0.320	0.841
CUR-TM-06	LL	0.013	0.033	0.108	0.266	0.404
CUR-TM-07	ML	0.005	0.003	0.005	0.003	1.981
	LL	0.013	0.023	0.119	0.203	0.589
CUR-TM-09	LL	0.123	0.132	1.107	1.185	0.935
Grand Total		0.062	0.058	5.724	5.399	1.060

Notes: DEq GT – Disequilibrium Equivalent Grade x Tonnage

Consolidated Uranium Inc. | Tony M Mine, SLR Project No: 138.20125.00002

NI 43-101 Technical Report - December 8, 2022

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Figure 11-1:     Probe vs Chemical Swath Plot

The SLR QP is of the opinion that the gamma logging estimates of equivalent uranium grade (%eU3O8) for the Tony M Mine are slightly conservative and underestimate the average U3O8 grade by up to 3%, with some portions of the Tony M deposit underestimated by as much as 6%. The relative difference between chemical and probe assays is not considered material, no correction (disequilibrium ratio of 1:1) to the radiometric data is required, and the data is suitable for resource estimation. It should be noted that, in these types of uranium deposits, equilibrium can change in different parts of the deposit; SLR recommends that CUR collect additional chemical assays in future drilling conducted on the Property.

11.2.2	Previous Owners

Plateau and Exxon both conducted programs to investigate the state of chemical equilibrium of uranium in the Deposits, respectively, and to verify the reliability of the eU3O8 grade as determined by downhole gamma logging. This was completed by comparing the results of chemical analysis of drill core, closed can radiometric analysis of the core samples, and downhole gamma logs for the core intervals in question. Plateau also conducted a much more extensive sampling program from 189,332 st of mine production, equal to approximately 80% of total production, of mineralized material extracted from the Tony M mine. Analyses of these samples were used to establish the relationship between the chemical and radiometric uranium grade within most areas of the Tony M deposit (Bhatt, 1983).

The results of both the core analysis program for the Southwest deposit and Plateau’s Tony M mine production sampling program indicate that while the state of chemical equilibrium does vary from zone to zone in the Deposits, taken overall, the gamma log estimates of grade are slightly conservative and underestimated.

Consolidated Uranium Inc. | Tony M Mine, SLR Project No: 138.20125.00002

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11.2.2.1	Southwest Deposit

Exxon conducted analyses of samples from core drilling between 1978 to 1980 in the Southwest deposit, using results from Core Labs. Exxon found that the radioactive disequilibrium of potentially economic grade intercepts in cores, measured as the ratio of chemical U3O8 to log radiometric equivalent (eU3O8), varied from 0.80 to 1.35 and averaged 1.06, close to the equilibrium value of 1.0. Milne (1990) reported that, while the Atlas investigation of samples from core from an additional 40 drill holes was incomplete at the time, Atlas had identified no significant disequilibrium problem.

SLR did not have access to the results of the Atlas study referenced by Milne (1990).

11.2.2.2	Tony M Deposit

Plateau conducted an extensive investigation of the state of chemical disequilibrium of uranium in the Tony M deposit. Plateau became aware of this issue during initial development of the Tony M mine, as the uranium mineralization first encountered in developing the southern portion of the Tony M deposit is located above the water table. The mineralization is oxidized, and the state of disequilibrium is both quite variable and locally unfavorable, with much of the muck mined being low grade. At the time, the uranium market price was increasing and moving towards its 1980 peak of over $43/lb U3O8 and the mine cut-off grade was 0.04 %eU3O8.

For several months during this period, Plateau leased a spectrometer from Princeton Gamma-Tech (PGT) that measured the concentration of uranium by detecting Protactinium, the first decay product of 238U, thus eliminating the uncertainty of disequilibrium. The PGT spectrometer, together with a nitrogen cooled germanium crystal, was installed at the portal of the Tony M mine where it was used to scan and determine the uranium content of every buggy of muck exiting the mine. Use of the PGT unit was discontinued as Plateau developed alternative methods of grade control through sampling and chemical analysis.

The most comprehensive analysis of disequilibrium of uranium in the Tony M deposit was completed by Bhatt (1983) using the results from 2,354 composite samples collected from buggies coming from the Tony M mine over the period 1980 to 1982. Based on sampling records, Bhatt divided the analytical results according to various areas of origin in the Tony M mine. This provided the basis to estimate the relative state of disequilibrium for uranium in different areas of the Tony M deposit. A summary of Bhatt’s results is given in Table 11-3.

Bhatt reports that the analyses of closed can uranium and chemical uranium were performed at the Plateau laboratory at the Ticaboo Mill. Bhatt also reports that many independent check analyses were sent to commercial laboratories as a quality assurance practice.

Consolidated Uranium Inc. | Tony M Mine, SLR Project No: 138.20125.00002
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Table 11-3:     Tony M Mine Grade and Factor Analyses (All Data) Average (Arithmetic Mean)

Consolidated Uranium Inc. – Tony M Mine

Mine Block (Plateau Mine Blocks)	Average Probe (%eU3O8)	Average Closed Can Radiometric (%U3O8)	Average Chemical (%U3O8)	Disequilibrium Ratio: (Chem/CC)	Total Number of Composite Samples: 1980 to1982[1]
B	0.104	0.117	0.114	0.98	426
S	0.090	0.116	0.129	1.11	323
E	0.086	0.103	0.113	1.09	504
F	0.113	0.133	0.141	1.06	262
L	0.080	0.097	0.109	1.13	114
Q	0.094	0.105	0.064	0.61	21
H	0.044	0.055	0.072	1.31	60
I	0.035	0.041	0.048	1.17	53
Mine Average	0.092	0.109	0.116	1.06	1,763
Protore[2]	0.047	0.065	0.058	0.89	265

Source: Bhatt, 1983

Note:

1.	The Tony M mine production for 1980 to 1982 was 189,332 st at an average grade of 0.096 %eU3O8 and 0.119% chemU3O8.
2.	Protore was designated muck with a grade >0.04% eU3O8 and <0.06% eU3O8.

Based on the analysis, Bhatt (1983) concluded: (a) the state of disequilibrium varies from location to location within the Tony M deposit; (b) with the exception of one small area in the southern portion of the Tony M deposit, the equilibrium factor is positive; (c) low grade material with less than 0.06% U3O8 is depleted in uranium; and (d) higher grade material containing more than 0.06% U3O8 is enriched uranium. It was also concluded that the overall weighted equilibrium factor of chemical to radiometric uranium grade (at a GT cut-off of 0.28 ft%) for the Tony M deposit was approximately 1.06. The disequilibrium factor for the Tony M deposit is similar to the factor of 1.06 determined by Exxon for the Southwest deposit.

While the QP reviewed the detailed results of this verification program as described in Bhatt (1983), the QP did not have access to the original analyses for this investigation.

In the QP’s opinion, the historical sample preparation, analysis, and security procedures at the Property were adequate for use in the estimation of mineral resources during this time period. The QP also opines that, based on the information available, the original gamma log data and subsequent conversion to %eU3O8 values are reliable but slightly conservative estimates of the uranium U3O8 grade. Furthermore, there is no evidence that radiometric disequilibrium would be expected to negatively affect the historical uranium resource estimates of the Deposits. The QP is also of the opinion that the disequilibrium should be taken into consideration when mining is conducted in the Tony M mine in areas above the static water table.

Consolidated Uranium Inc. | Tony M Mine, SLR Project No: 138.20125.00002
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11.3	Sample Security

11.3.1	Consolidated Uranium (2022)

The boxed core was transported by a CUR geologist by truck from the drilling rig to the Tony M machine shop where it was stored and logged. The shop was locked during the night and when no CUR personnel were on site. The samples were then transported by personnel from BDS Trucking of Naturita, Colorado, from Tony M to American Assay Labs (AAL) located in Reno, Nevada, in a closed truck on July 17, 2022. AAL is an independent laboratory with ISO/IEC 17025: 2020 accreditation and Nevada Division of Environmental Protection (NDEP): 2021 approved for the relevant procedures.

11.3.2	Previous Owners

Security procedures for previous owners are unknown and the information was not available to the SLR QP for this report.

11.4	Quality Assurance and Quality Control

Quality assurance (QA) consists of evidence to demonstrate that the assay data has precision and accuracy within generally accepted limits for the sampling and analytical method(s) used in order to have confidence in the assay data used in a resource estimate. Quality control (QC) consists of procedures used to ensure that an adequate level of quality is maintained in the process of collecting, preparing, and assaying the exploration drilling samples. In general, QA/QC programs are designed to prevent or detect contamination and allow assaying (analytical), precision (repeatability), and accuracy to be quantified. In addition, a QA/QC program can disclose the overall sampling-assaying variability of the sampling method itself.

A strict quality control/quality assurance (QA/QC) program was utilized for sample assaying:

•	A certified blank (unmineralized silica) sample was inserted as the first sample for each drill hole, after each interval that contained anomalous levels of uranium (as determined from the gamma-ray log data), and randomly at the rate of one sample per every 20 samples.

•	Certified reference materials (standards) were acquired from OREAS North America for three different uranium grade ranges (499 ppm U3O8, 1012 ppm U3O8, and 2175 ppm U3O8), and standards were inserted into the sample stream at the rate of one standard for every ten samples.

•	Duplicate core samples were inserted at the rate of one duplicate per every ten samples.

•	The overall percentage of QA/QC control samples was approximately 18% of the total sample submission to American Assay Labs.

QA/QC samples including duplicates, blanks, certified reference materials (CRMs or standards) and sample tags with the sample number are placed in the sample bags before they were sealed and shipped to AAL.

11.4.1	Certified Reference Material

Results of the regular submission of CRMs (standards) are used to identify problems with specific sample batches and biases associated with the primary assay laboratory. Certified reference material was provided by Oreas Inc. for the purposes of QA/QC measures. Three reference materials, representing low, medium, and high grade uranium and vanadium concentrations, in a sandstone matrix and blank silica material were chosen. The matrix of the material, expected value, and tolerance limits are listed in Table 11-4. A CRM sample was inserted into the sample stream every ten samples. The overall percentage of QA/QC samples was approximately 18% of the total samples submitted for assay.

Consolidated Uranium Inc. | Tony M Mine, SLR Project No: 138.20125.00002
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The CRMs were assayed using a 4-acid digest or aqua regia technique with ICP.

Table 11-4:     Certified Reference Material

Consolidated Uranium Inc. – Tony M Mine

CRM	U PPM	SD	±2SD	Mean-2SD	Mean+2SD	Mean-3SD	Mean+3SD
OREAS 122	499	15	30	469	529	454	544
OREAS 123	1012	35	70	942	1082	907	1117
OREAS 124	2175	47	94	2081	2269	2034	2316

A total of 57 CRMs were inserted in the 2022 sampling analysis, representing an insertion ratio of 4.98% considering all the samples. SLR received the CRM results, prepared control charts (Figure 11-2) and analyzed temporal and grade trends. The results are within the upper and lower confidence limits and show no trends or drift with time, thus indicating good and consistent laboratory precision and accuracy.

Figure 11-2:     Zscore Plot of CRM Oreas-122, -123, and -124 2022

Consolidated Uranium Inc. | Tony M Mine, SLR Project No: 138.20125.00002
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11.4.2	Blanks

Blank material is used to assess contamination or sample-cross contamination during sample preparation and to identify sample numbering errors.

Blank samples were inserted at the beginning of each hole, after any core sample with elevated uranium concentrations, and randomly at a rate of one per every 20 samples. A total of 19 blank samples were analyzed out of a total of 195 drill samples (10.0%) from the 2022 drill program. CUR uses a certified blank material sourced at Oreas which consists of coarse silica material. SLR prepared charts of the blank sample results against the recommended upper limit, set at five times the lower detection limit of the analytical method.

Results of the blank analysis are presented in Figure 11-3, and indicate few samples with contamination, with no failures (i.e., results above the recommended upper limit).

Figure 11-3:     Scatter Plot of Blanks 2022

11.4.3	Duplicates

Duplicate samples help to monitor preparation and assay precision and grade variability as a function of sample homogeneity and laboratory error.

The field duplicate includes the natural variability of the original core sample, as well as levels of error at various stages, including core splitting, sample size reduction in the preparatory laboratory, sub-sampling of the pulverized sample, and the analytical error. Coarse reject and pulp duplicates provide a measure of the sample homogeneity at different stages of the preparation process (crushing and pulverizing).

Field duplicate samples were collected by the onsite geologist and submitted to the laboratory as separate samples, adjacent in the sample stream and clearly marked as such. Core sample duplicates were submitted for samples that expressed significant mineralization and randomly at a rate of one per every ten samples

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A total of 37 pairs of field duplicates were analyzed out of a total of 195 drill samples (19.0%) from the 2022 drill program. The results are shown in a scatter plot in Figure 11-4 and in a plot of relative difference versus original analysis in Figure 11-5. These show that 92% of the duplicates are within ±20% of the original, with three outliers. The overall correlation is close to unity with scatter distributed evenly on either side, interpreted as geological heterogeneity, and again there is no systematic bias. The average of the original samples is 175 ppm U, and the duplicates is 177 ppm U, with a relative difference of 1.4%.

It is concluded that the duplicate core samples show geological variability but there is no systematic bias, and the relative difference of the average grade of all originals and duplicates is very low, i.e., the average values are almost identical.

Figure 11-4:     Scatter Plot of Field Core Duplicates 2022

Consolidated Uranium Inc. | Tony M Mine, SLR Project No: 138.20125.00002
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Figure 11-5:     Plot of Field Core Duplicate Mean versus Relative Difference 2022

11.5	Conclusions

The SLR QP is of the opinion that the QA/QC protocols set in place by CUR and its predecessors meet current industry standards and are appropriate for supporting the use of the %eU3O8 values in the database for use in a Mineral Resource estimation.

In the SLR QP’s opinion, the historical and most recent radiometric logging, analysis, and security procedures at the Project are adequate for use in the estimation of the Mineral Resources. The SLR QP also opines that, based on the information available, the original gamma log data and subsequent conversion to %eU3O8 values are reliable. Furthermore, there is no evidence that radiometric disequilibrium would be expected to negatively affect the uranium resource estimates.

The SLR QP is of the opinion that the sample security, analytical procedures, and QA/QC procedures used by CUR meet industry best practices and are adequate to estimate Mineral Resources.

CUR collected no density measurements during the 2022 drilling program. Mines in the vicinity of the Project have been producing uranium and vanadium since the 1950s using a tonnage factor of 15 ft3/ton (0.0667 ton/ft3) and no major issues have been reported. The SLR QP is of the opinion that the density used for the Project is appropriate and is suitable for Mineral Resource estimation. The SLR QP recommends that CUR revisit, collect additional density measurements, and confirm the historical density values prior to any future resource estimations.

Consolidated Uranium Inc. | Tony M Mine, SLR Project No: 138.20125.00002
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12.0	Data Verification

Data verification is the process of confirming that data has been generated with proper procedures, is transcribed accurately from its original source into the project database and is suitable for use as described in this Technical Report.

As part of this Technical Report, all of the historical data associated with the Project was compiled, organized, and entered into a new database by CUR geologist and audited by the SLR QP for completeness and validity. The data was in the form of collar location, downhole survey, downhole radiometric data, drill hole maps, drill hole logs, chemical assays, drill logs, and reports. This includes data from previous owners Plateau, NFS, and Denison prior to 2022.

Certification of database integrity was accomplished by both visual and statistical inspections comparing geology, assay values, and survey locations cross-referenced to historical paper logs. Any discrepancies identified are corrected by the CUR geologists referring to hard copy assay information or removed from use in the Mineral Resource estimation.

12.1	SLR Data Verification (2022)

Drilling on the Property is the principal method of exploration and delineation of uranium mineralization. Drilling can generally be conducted year-round on the Property.

Mr. Mark B. Mathisen, CPG, visited the Property under care and maintenance on July 7, 2021, accompanied by Ted Wilton (Consulting Geologist) of Consolidated Uranium Inc. Discussions were held with the CUR technical team and found them to have a strong understanding of the mineralization types and their processing characteristics, and how the analytical results are tied to the results.

CUR supplied SLR with a series of Microsoft Excel spreadsheets, which included records for collar location, downhole survey, lithology, assay, and radiometric probing from 1,678 drill holes totalling 947,610 ft of drilling, containing 195 chemical assays and 100,926 equivalent U3O8 values covering the Tony M Mine area.

Individual CSV files were imported into Leapfrog software, where SLR conducted audits of CUR records and a series of verification tests on the drillhole database to assure that the grade, thickness, elevation, and location of uranium mineralization used in preparing the current Mineral Resource estimate aligned with information contained in the previous 2012 resource estimate (SLR, 2021). Tests included a search for unique, missing, and overlapping intervals, a total depth comparison, duplicate holes, property boundary limits, and verifying the reliability of the % eU3O8 grade conversion as determined by downhole gamma logging.

No significant errors were identified, and the drilling database is suitable for Mineral Resource estimation. In addition, SLR reviewed all eight of the 2022 drill holes across the deposit and corresponding laboratory assay certificates and found no discrepancies in the data.

Seven of the eight drill holes drilled by CUR in 2022 encountered uranium mineralization in the lower rim of the Salt Wash. The 2022 downhole radiometric results correlated well to the twin holes, in terms of matching lithologic boundaries, however, differences in grade values showed larger variations. The SLR QP considers this an acceptable response given the erratic nature of uranium mineralization in this type of low grade uranium sandstone deposit. SLR determined that the results were within a reasonable range to verify the presence and grade of the uranium oxide mineralization on the Property and the use of all the historic values as accurate and true for resource estimation.

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The SLR QP is of the opinion that database verification procedures for the Property comply with industry standards and best practices and are adequate for the purposes of Mineral Resource estimation updates.

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13.0	Mineral Processing and Metallurgical Testing

No mineral processing or metallurgical test work has been carried out by CUR.

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14.0	Mineral Resource Estimate

14.1	Summary

Mineral Resources have been classified in accordance with Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves dated May 10, 2014 (CIM, 2014) definitions which are incorporated by reference in NI 43-101.

Mineral Resources estimated by SLR used all drill results available as of June 5, 2022. Mineralization occurs in a series of three individual stratiform layers included within a 30-ft to 62-ft-thick sandstone interval. Mineralization in the Tony M deposit occurs within three stratigraphic zones of the lower Salt Wash Member of the Morrison Formation, with a minor mineralized zone in the underlying Tidwell Member included in the lower zone, which is excluded from the Mineral Resource estimate.

The Mineral Resource estimate was completed using a conventional block modeling approach. The general workflow performed by SLR included the construction of a geological or stratigraphic model representing the lower Salt Wash stratigraphic (LL, ML, and UL) sequence in Seequent’s Leapfrog Geo (Leapfrog Geo) from drill hole logging and sampling data, which was used to define discrete domains and surfaces representing the upper contact of each horizon. The geologic model was then used to constrain resource estimation. The resource estimate used regularized block models, the inverse distance squared (ID2) methodology, and length-weighted, 1.0 ft, uncapped composites to estimate the uranium (eU3O8) in a three-search pass approach, using hard boundaries between subunits, ellipsoidal search ranges, and search ellipse orientation informed by geology. Average density values were assigned by lithological unit.

Estimates were validated using standard industry techniques including statistical comparisons with composite samples and parallel nearest neighbor (NN) estimates, swath plots, and visual reviews in cross-section and plan. A visual review comparing blocks to drill holes was completed after the block modeling work was performed to ensure general lithologic and analytical conformance and was peer reviewed prior to finalization.

Table 14-1 summarizes the Mineral Resource estimate based on a $65/lb uranium price using a cut-off grade of 0.14% eU3O8, with an effective date of September 9, 2022. Indicated Mineral Resources total 1.2 Mst at an average grade of 0.28% eU3O8 for a total of 6.6 Mlb contained uranium. Inferred Mineral Resources total 0.4 Mst at an average grade of 0.27% eU3O8 for a total of 2.2 Mlb contained uranium.

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Table 14-1:     Summary of Mineral Resources – Effective Date September 9, 2022

Consolidated Uranium Inc – Tony M Mine

Classification	Tonnage (000 tons)	Grade (% eU3O8)	Contained Metal (000 lb eU3O8)	Recovery (%)
Total Indicated Mineral Resources	1,185	0.28	6,606	96
Total Inferred Mineral Resources	404	0.27	2,218	96

Notes:

1.	CIM (2014) definitions were followed for all Mineral Resource categories.
2.	Uranium Mineral Resources are estimated at a cut-off grade of 0.14% U3O8.
3.	The cut-off grade is calculated using a metal price of $65/lb U3O8.
4.	No minimum mining width was used in determining Mineral Resources.
5.	Mineral Resources are based on a tonnage factory of 15 ft3/ton (Bulk density 0.0667 ton/ft3 or 2.14 t/m3).
6.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
7.	Past production (1979-2008) has been removed from the Mineral Resource.
8.	Totals may not add due to rounding
9.	Mineral Resources are 100% attributable to CUR and are in situ.

The SLR QP is of the opinion that with consideration of the recommendations summarized in Sections 1 and 26 of this report, any issues relating to all relevant technical and economic factors likely to influence the prospect of economic extraction can be resolved with further work. There are no other known environmental, permitting, legal, social, or other factors that would affect the development of the Mineral Resources.

While the estimate of Mineral Resources is based on the SLR QP’s judgment that there are reasonable prospects for eventual economic extraction, no assurance can be given that Mineral Resources will eventually convert to Mineral Reserves.

14.2	Resource Database

From 1977 to 2022, CUR and its predecessors have completed 1,678 drill holes totalling 947,610 ft. The Project resource database dated September 2022 includes drilling results from 1977 to 2022 and includes surveyed drill hole collar locations (including dip and azimuth), assay, and radiometric probe (Table 14-2). Figure 14-1 shows the location of the drill holes as well as the boundary between the Tony M and Southwest projects.

Table 14-2:     Summary of Available Drill Hole Data for Resources

Consolidated Uranium Inc. – Tony M Mine

Parameter	Number of Records
Collar	1,678
Survey	15,538
Probe	100,926
Assay U3O8	195
Total Footage (ft)	947,610

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Legend:
Tony M
Southwest
Tony M Mine Workings
Drilling
1864600
1866600
1868600
1870600
1872600
10255600
10253600
10251600
10249600
10247600
10245600
10243600
10241600
N
0 1000 2000 3000 4000 5000
Feet

Figure 14-1

Consolidated Uranium Inc.

Tony M Mine

Utah, USA

Tony M and Southwest Drill Hole Location Map

December 2022

Source: SLR, 2022.

14-3

14.3	Geological Interpretation

Uranium mineralization on the Property is hosted by favorable sandstone horizons in the lowermost portion of the Salt Wash Member of the Jurassic age Morrison Formation, where detrital organic debris is present. Mineralized wireframe models were constructed for both estimated areas of the Project. SLR completed a geological model that was used to help constrain the mineralization within the Upper, Middle, and Lower members of the Lower Salt Wash formation. The mineralized wireframes were constructed using the natural uranium cut-off grade of 0.01% U3O8. In Salt Wash hosted uranium deposits, there is often a very sharp boundary between mineralized and barren material; at the Project, that value is defined as the natural cut-off. The lithological units were then cut by the mineralized wireframes to create mineralized domains to be used in the estimation. Figure 14-2 shows the resulting mineralized wireframes for the Project.

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SLR

Legend:
Upper Lower Wireframes
Middle Lower Wireframes
Lower Lower Wireframes
N
+10254000 f
+10252000 f
+10250000 f
+10248000 f
+10246000 f
+10244000 f
0 500 1000 1500 2000 2500
Feet

Figure 14-2

Consolidated Uranium Inc.

Tony M Mine

Utah, USA

Mineralized Wireframes

Source: SLR, 2022.

December 2022

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14.4	Statistical Analysis

The geologic model was used to code the drill hole database and to identify samples within the mineralized zones. These samples were extracted from the database on a group-by-group basis, subjected to statistical analyses for their respective domains, and then analyzed by means of histograms and probability plots.

Grade statistics were generated for each of the three Lower Salt Wash horizons (UL, ML and LL) to better understand the uranium mineralization. Samples represent those contained within the mineralized wireframe models. Some barren intervals (0.00% U3O8) were included in the wireframes to maintain continuity. General uranium statistics for each of the horizons are presented in Table 14-3.

Table 14-3:     Assays for the Tony M and Southwest Project (% U3O8)

Consolidated Uranium Inc. – Tony M Mine

Statistic	UL	ML	LL
Count	7,769	369	15,677
Minimum (% eU3O8)	0.000	0.000	0.000
Maximum (% eU3O8)	2.890	1.160	2.620
Mean (% eU3O8)	0.068	0.156	0.061
Standard Deviation	0.161	0.195	0.134
Coefficient of Variation	2.35	1.25	2.18
Median (% eU3O8)	0.01	0.09	0.01

14.4.1	Capping Levels

Where the assay distribution is skewed positively or approaches log-normal, erratic high grade assay values can have a disproportionate effect on the average grade of a deposit. One method of treating these outliers to reduce their influence on the average grade is to cut or cap them at a specific grade level.

The SLR QP employed a number of statistical analytical methods to determine an appropriate capping value, including preparation of frequency histograms, probability plots, decile analyses, and capping curves. Using these methodologies, SLR examined selected capping values for the mineralized zones for the Project and found the distribution grade assays observed to be reasonably uniform throughout the deposit and no capping was required for estimating a Mineral Resource

Examples of the capping analysis log probability and histogram graphs for the LL zone of the Lower Salt Wash are shown in Figure 14-3 and Figure 14-4 as applied to the data set for the mineralized domains.

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Figure 14-3:     LL Horizon of the Lower Salt Wash Log Probability Graph

Figure 14-4:     LL Horizon of the Lower Salt Wash Histogram

14.5	Compositing

Composites were created from the uncapped raw assay values using the downhole compositing function of Seequent Leapfrog Edge modeling software package. The composite lengths used during interpolation were chosen considering the predominant sampling length, the minimum mining width, style of mineralization, and continuity of grade. SLR chose to composite to 1.0 ft, starting at the lithology boundary pierce point from the collar and resetting at each new lithology boundary continuing to the point at which the hole exited the boundary (hard boundaries). Composites less than 0.50 ft, located at the bottom of the mineralized intercept, were added to the previous interval. A small number of unsampled and missing sample intervals were ignored. Residual composites were maintained in the dataset. The composite statistics by deposit are summarized in Table 14-4.

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Table 14-4:     Summary Composites for the Tony M and Southwest Deposits (% eU3O8)

Consolidated Uranium Inc. – Tony M Mine

Stat	UL	ML	LL
Count	4,183	188	9,037
Minimum (%eU3O8)	0.000	0.000	0.000
Maximum (%eU3O8)	2.548	0.998	2.570
Mean (%eU3O8)	0.063	0.153	0.053
Standard Deviation	0.142	0.170	0.116
Coefficient of Variation	2.250	1.11	2.19
Median (%eU3O8)	0.01	0.098	0.01

The SLR QP is of the opinion that the compositing methods and lengths are appropriate for this style of mineralization and deposit type.

14.6	Variography

SLR generated downhole and directional variograms but found the variograms were of poor to fair quality, considering the number of composite data based on wide spaced drilling along mineralized trends, and not adequate to generate meaningful variograms to derive kriging parameters.

14.7	Bulk Density

CUR collected no density measurements during the 2022 drilling program. Mines in the vicinity of the Project have been producing uranium and vanadium since the 1950s using a tonnage factor of 15 ft3/ton (0.0667 ton/ft3) and no major issues have been reported. The SLR QP is of the opinion that the density used for the Project is appropriate and is suitable for Mineral Resource estimation. The SLR QP recommends that CUR revisit, collect additional density measurements, and confirm the historical density values prior to any future resource estimations.

14.8	Block Models

A regularized, unrotated whole block approach was used whereby the block was assigned to the domain where its centroid was located. The block model was constructed using Leapfrog Edge version 2022.1 software oriented with an azimuth of 0.0o, dip of 0.0°, and a plunge of 0.0° to align with the overall strike of the mineralization with a parent cell size of 20 ft by 20 ft in the X (along strike) and Y (across strike) directions and 2.0 ft in the Z (vertical or bench height) direction, honoring modeled geological surfaces.

The model fully enclosed the modeled lithologic wireframes, with the model origin (upper-left corner at highest elevation) at State Plane 1983 Utah South FIPS 4303 (US feet) system 1,866,150 E, 10,241,000 N, and 4,200 FASL.

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A summary of the block extents and variables is provided in Table 14-5 and Table 14-6.

The SLR QP concludes that the block model parameters are appropriate for this type of deposit and are adequate for use in estimating Mineral Resources.

Table 14-5:     Summary of Block Model Setup

Consolidated Uranium Inc. – Tony M Mine

Set Up		Tony M
Origin (ft)	X (East)	1,866,150
	Y (North)	10,241,000
	Z (Elevation)	4,200
Rotation	Bearing (°)	0.0
	Plunge (°)	0.0
	Dip (°)	0.0

Table 14-6:     Summary of Block Model Variables for all Block Models

Consolidated Uranium Inc. – Tony M Mine

Variable	Type	Default	Description
U3O8	Numerical	0	estimated U3O8 grade (%)
V2O5	Numerical	0	calculated V2O5 grade (%)
u_nn	Numerical	-99	uranium nearest neighbor estimate (%)
density	Numerical	0.0667	density equal to a tonnage factor of 15 ft3/ton
Tf	Numerical	15	Tonnage factor of 15 ft3/ton
id2_v2_est	Integer (Integer * 3)	0	Estimation Pass (1-3)
id2_v2_NS	Integer (Integer * 6)	0	No of Samples used in Estimation
id2_v2_MinD	Double (Real * 8)	0	Distance to Nearest Sample
id2_v2_AvgD	Double (Real * 8)	0	Average distance to Samples
class_final	Integer (Integer * 4)	4	Resource Classification (1=Measured, 2=Indicated, 3=Inferred, 4=Exploration Potential)
Litho	Text	Unknown	Above UL, Below LL, LL, ML, UL
Min_domains_final	Text	Unknown	LL, ML, UL
Mining_activities	Text	Unknown	b+zone, e-f_suspect_zone, e_zone, f_zone, h-zone, i_zone, l_zone, q_zone, s_zone
Tonym_sw_boundary	Text	Unknown	Tony_m, sw

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14.9	Search Strategy and Grade Interpolation Parameters

The key element variable, uranium, was interpolated using the ID2 methodology. Estimation of grades was controlled by mineralized geologic zones and target area boundaries. Hard boundaries were used to limit the use of composites between different mineralization domains.

The interpolation strategy involved setting up search parameters in three nested estimation runs. The first pass search ellipse dimension of 20 ft x 20 ft x 2 ft for a 10:10:1 anisotropic ratio was designed to capture the grade of the drill hole which directly intersects the blocks around it. For the second and third estimation passes, anisotropic ratios were increased to 50:50:1 and 250:250:1, respectively (quintuple the major and semi-major radii of the previous search), with the minor search radius remaining unchanged and constant to reflect the height of each block, which is set to the minimum mining thickness.

Table 14-7 describes the search strategies and parameters used for estimation for each lithologic horizon of the Lower Salt Wash member on a per block model basis.

Table 14-7:     Summary Search Strategy for Tony M and Southwest

Consolidated Uranium Inc. – Tony M Mine

Wireframe	Methodology	Bearing/Plunge/Dip (°)	First Pass Length (ft)	Second Pass Length (ft)	Third Pass Length (ft)
Upper-Lower	ID2	0/0/0	20 x 20 x 2	100 x 100 x 2	500 x 500 x 2
Middle-Lower	ID2	0/0/0	20 x 20 x 2	100 x 100 x 2	500 x 500 x 2
Lower-Lower	ID2	0/0/0	20 x 20 x 2	100 x 100 x 2	500 x 500 x 2

14.9.1	High Grade Restriction

SLR observed some high grade intercepts influencing block grades farther away from known drill hole mineralized intercepts than acceptable, based on known geologic understanding of Salt Wash uranium deposits. In addition to capping thresholds, a secondary approach to reducing the influence of high grade composites is to restrict the search ellipse dimension (high yield restriction) during the estimation process. The threshold grade levels, chosen from the basic statistics and from visual inspection of the apparent continuity of very high grades within each estimation domain, may indicate the need to further limit their influence by restricting the range of their influence, which is generally set to approximately half the distance of the main search.

To mitigate the influence of these high grades, SLR employed a distance restriction within the estimation. For all domains and estimation passes, composite grades greater than 0.85% eU3O8 had their influence restricted to half the distance of a block length (10 ft). The result of this provided a smoother and more realistic grade estimate throughout the Project.

14.9.2	Dynamic Anisotropy

SLR also tested the use of dynamic anisotropy (DA) based upon the individual lithologic horizons within the Lower Member of the Salt Wash. The results also produced unexpected smearing of grades and un-estimated blocks that would normally be estimated.

The SLR QP determined that the use of DA is not appropriate for this type of deposit.

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14.10	Depletion of Past Production (1979-2008)

As noted above in Section 6.4 Past Production there have been two periods of past production at the Tony M Mine. There has been no production from the Southwest portion of the Tony M Mine.

Historical records of mining at the Tony M Mine come in the form of historical maps and documentation showing tons, grade, and pounds that were produced from the Tony M between 1979 to 2008. Historical mine blocks were scanned and digitized into the Leapfrog software. This resulted in a two-dimensional (2D) model of the underground haulage/production ramps, mining areas, and drifts. This 2D model was then projected up and down to create a three-dimensional model, as illustrated in Figure 14-5. Areas intersecting the mining areas were assigned a zone designation that corresponds to the historic areas. Any wireframes that were completely overprinted by areas of mining activities were removed from the final Resource estimate.

Of the estimated total production in the 1970s and 1980s period, much of the material mined in the late 1970s was reported at a low cut-off grade, reflecting the high uranium price at the time, and would have been outside of the current resource blocks. However, it is not possible to determine where this low-grade material was mined and therefore the SLR QP deducted the entire amount of 237,000 st at 0.121% U3O8 (574,500 lbs U3O8) from the current Resource estimate. For the 2007 to 2008 period of Denison production, a total of 94,102 st at 0.165% U3O8 (310,500 lbs U3O8) has been deducted from the Tony M Mineral Resources.

In order to deduct the past production from the undiluted mineral resources, SLR “undiluted” the mined tonnage by adjusting the reported mine tonnage by the reported average dilution value of 22%. The resulting tonnage and the mined pounds were then deducted from the resource blocks where mining took place. Table 14-8 lists historical records of mining activities and their relative zones. SLR flagged the current resource model with the associated mining zones and has depleted the mined material from final reported Mineral Resource estimate.

In the SLR QP’s opinion, this is the best information available to take a reasonable approach to depleting past production from reported Mineral Resources.

Table 14-8:     Summary of Historical Mining Depletion by Zone

Consolidated Uranium Inc. – Tony M Mine

Zone	DILUTED Tons Produced (tons)	UNDILUTED[1] Tons Produced (tons)	Average Grade (% U3O8)	DILUTED Contained Metal (lb U3O8)	UNDILUTED Contained Metal (lb U3O8)	Comments
b_zone	82,802	64,586	0.131	217,074	169,318
e_zone	55,966	43,653	0.139	156,012	121,689
f_zone	66,145	51,593	0.157	207,405	161,776
h_zone	11,649	9,086	0.156	36,393	28,386
i_zone	132	103	0.122	323	252
l_zone	898	700	0.106	1,910	1,490
q_zone	1,936	1,510	0.117	4,525	3,529
s_zone	25,891	20,195	0.140	72,742	56,739
Unknown	85,681	66,831	0.110	188,617	147,121	From Stockpiles(?)
Total	331,100	258,258	0.134	885,000	690,300

Note:

1.	Average dilution between 1979-2008 historic mine production equivalent 22.0%.

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Legend:
Upper Lower Wireframes
Middle Lower Wireframes
Lower Lower Wireframes
Tony M Mine Workings
Hatch patterns represent mining blocks and are labeled with block letter
N
1866000 E
1869000 E
1872000 E
10248000 N
10245000 N
10242000 N
B
E-F Suspect
E
F
H
I
L
Q
S
0
500
1000
1500
2000
2500
Feet

Figure 14-5

Consolidated Uranium Inc.

Tony M Mine

Utah, USA

Tony M Mining Zones

Source: SLR, 2022.

December 2022

14-12

14.11	Cut-off Grade

Metal prices used for reserves are based on consensus, long term forecasts from banks, financial institutions, and other sources. For resources, metal prices used are slightly higher than those for reserves.

Assumptions used in the determination of cut-off grade are presented in Table 14-9.

•	Total operating cost (mining, G&A, processing) of US$173.77 per ton

•	Process recovery of 96%

•	Uranium price of US$65.00/lb. The price is based on independent, third-party, and market analysts’ average forecasts as of 2022, and the supply and demand projections are for the period 2022 to 2035. In the SLR QP’s opinion, these long-term price forecasts are a reasonable basis for estimation of Mineral Resources.

Table 14-9:      Cut-off Grade Parameters

Consolidated Uranium Inc. – Tony M Mine

Parameter	Quantity
Price in US$/lb U3O8	65.00
Mine Recovery (%)	100
Process Plant Recovery (%)	96
Mine Operating Costs per ton (US$)	83.42
Mill Operating Costs per ton (US$)	90.35
Haulage (US$)	Included
G&A Cost per ton (US$)	Included
Break-Even Cut-off grade (% eU3O8)	0.14

Applying these factors resulted in a cut-off grade of 0.14% eU3O8. The SLR QP reviewed the operating costs and cut-off grade reported by CUR and is of the opinion they are reasonable for estimating Mineral Resources.

14.12	Classification

Mineral Resource estimates were classified in accordance with definitions provided by CIM Definition Standards (CIM, 2014). The 2022 Mineral Resource estimates have an effective date September 9, 2022.

A Mineral Resource is defined as a concentration or occurrence of material of economic interest in or on the Earth’s crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, considering relevant factors such as cut-off grade, likely mining dimensions, location, or continuity, that with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled.

Based on this definition of Mineral Resources, the Mineral Resources estimated in this Technical Report have been classified according to the definitions below based on geology, grade continuity, and drillhole spacing.

Measured mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a measured mineral resource is sufficient to allow a qualified person to apply modifying factors, as defined in this section, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a measured mineral resource has a higher level of confidence than the level of confidence of either an indicated mineral resource or an inferred mineral resource, a measured mineral resource may be converted to a proven mineral reserve or to a probable mineral reserve.

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Indicated mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an indicated mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an indicated mineral resource has a lower level of confidence than the level of confidence of a measured mineral resource, an indicated mineral resource may only be converted to a probable mineral reserve.

Inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an inferred mineral resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an inferred mineral resource may not be considered when assessing the economic viability of a mining project and may not be converted to a mineral reserve.

The SLR QP has considered the following factors that can affect the uncertainty associated with the class of Mineral Resources:

•	Reliability of sampling data:

o	Drilling, sampling, sample preparation, and assay procedures follow industry standards.

o	Data verification and validation work confirm drill hole sample databases are reliable.

o	No significant biases were observed in the QA/QC analysis results.

•	Confidence in interpretation and modelling of geological and estimation domains:

o	Mineralization domains are interpreted from grade intercepts intersecting favorable lithological boundaries.

o	While the extensive surface drilling and history of successful uranium mining at the Project would lead to a higher level of classification, the lack of vanadium assays supporting the vanadium potential leads to the vanadium being removed from the resources.

o	Exploration potential classification is used for internal viewing of the mineralization and has not met the requirements for consideration of Inferred Resources. All exploration potential material has been removed from the Mineral Resources estimate.

Blocks were classified as Indicated or Inferred based on drill hole spacing, confidence in the geological interpretation, review of previous classification and apparent continuity of mineralization.

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14.12.1	Indicated

Indicated blocks were defined on the basis of multiple holes within the block, drill hole spacing in the order of 100 ft. or closer, good continuity between mineralized intercepts, and good correlation with previous resource studies.

14.12.2	Inferred

Other blocks or parts of blocks that did not meet these criteria were classified as inferred. Some of the blocks that qualify as indicated are within and adjacent to past mining areas and are classified as inferred because of uncertainty about future mining potential or because of proximity to mine infrastructure.

In the SLR QP’s opinion the classification of Mineral Resources is reasonable and appropriate for disclosure.

14.13	Block Model Validation

Blocks were validated using industry standard techniques including:

•	Swath plots (Figure 14-6 to Figure 14-8).

•	Visual inspection of assays and composites versus block grade (Figure 14-9).

•	Statistical comparison (Table 14-10).

SLR found grade continuity to be reasonable and confirmed that the block grades were reasonably consistent with local drill hole composite grades.

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14.13.1	Swath Plots

Figure 14-6:      Swath Plots in X Direction

Figure 14-7:      Swath Plots in the Y Direction

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Figure 14-8:      Swath Plots in the Z Direction

14.13.2	Visual Comparison

Visual validation involved comparing mineralization intercepts and composite grades to block grade estimates. The comparisons showed reasonable correlation with no significant overestimation or overextended influence of high grades. A longitudinal section through the deposit is shown in Figure 14-9.

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14.13.3	Statistical Comparison

Statistics of the block grades are compared with statistics of composite grades for all blocks and composites within the Tony M Mine (Table 14-10).

Table 14-10:      Comparaison of Block and Composite Grades

Consolidated Uranium Inc. – Tony M Mine

Horizon	LL		ML		UL
Statistic Description	Comp	Block Model	Comp	Block Model	Comp	Block Model
Count	9,037	219,256	188	2,872	4,183	78,736
Minimum (%eU3O8)	0.000	0.000	0.000	0.000	0.000	0.000
Maximum (%eU3O8)	2.570	1.830	0.998	0.998	2.548	2.548
Mean (%eU3O8)	0.053	0.052	0.153	0.123	0.063	0.057
Standard Deviation	0.116	0.118	0.170	0.169	0.142	0.141
Coefficient of Variation	2.190	2.280	1.110	1.370	2.250	2.450

14.14	Grade Tonnage Sensitivity

Table 14-11 and Figure 14-10 present the sensitivity of the Tony M Mineral Resource model to various cut-off grades excluding depletion.

Table 14-11:      Grade versus Tonnage Curve

Consolidated Uranium Inc. – Tony M Mine

Price ($/lb U3O8)	Cut-Off Grade (% U3O8)	Tonnage (st)	Grade (% U3O8)	Contained Metal (lb U3O8)
$90	0.10	2,888,587	0.21	12,062,986
$80	0.11	2,519,200	0.22	11,113,608
$75	0.12	2,257,440	0.23	10,512,286
$70	0.13	2,030,453	0.24	9,945,428
$65	0.14	1,837,227	0.26	9,424,124
$60	0.15	1,666,026	0.27	8,927,515
$55	0.16	1,511,520	0.28	8,448,869
$50	0.18	1,266,933	0.30	7,618,672
$45	0.20	1,067,734	0.32	6,862,769
$40	0.23	818,560	0.35	5,793,319
$35	0.26	631,574	0.39	4,879,926
$30	0.30	458,773	0.43	3,917,980
$25	0.36	292,534	0.48	2,830,711

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Figure 14-10:      Mineral Resource Grade versus Tons at Various Cut-Off Grades

14.15	Mineral Resource Reporting

The Project resource estimate is summarized by zone at a cut-off grade of 0.14% U3O8 in Table 14-12. In the SLR QP’s opinion, the assumptions, parameters, and methodology used for the Project Mineral Resource estimate are appropriate for the style of mineralization. The effective date of the Mineral Resource estimate is September 9, 2022.

The SLR QP is of the opinion that with consideration of the recommendations summarized in Section 1 and Section 23, any issues relating to all relevant technical and economic factors likely to influence the prospect of economic extraction can be resolved with further work.

The SLR QP is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Resource estimate.

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Table 14-12:      Summary of Mineral Resources – Effective Date September 9, 2022

Consolidated Uranium Inc. – Tony M Mine

Classification	Mine Block	Tonnage	Grade	Contained Metal	Recovery
		(000 tons)	(% eU3O8)	(000 lb eU3O8)	(%)
Indicated Mineral Resources	b_zone	340	0.26	1,755	96
	e_zone	0	0.00	0	96
	f_zone	70	0.37	511	96
	h_zone	0	0.00	0	96
	i_zone	15	0.23	70	96
	l_zone	4	0.21	17	96
	s_zone	4	0.90	72	96
	Other	752	0.28	4,181	96
Total Indicated Mineral Resources		1,185	0.28	6,606	96
Inferred Mineral Resources	b_zone	75	0.25	377	96
	e_zone	25	0.66	329	96
	f_zone	7	0.17	24	96
	h_zone	1	0.20	4	96
	i_zone	0.0	0.00	1	96
	l_zone	11	0.23	50	96
	s_zone	26	0.32	167	96
	Other	259	0.24	1,266	96
Total Inferred Mineral Resources		404	0.27	2,218	96

Notes:

1.	CIM (2014) definitions were followed for all Mineral Resource categories.
2.	Uranium Mineral Resources are estimated at a cut-off grade of 0.14% U3O8.
3.	The cut-off grade is calculated using a metal price of $65/lb U3O8
4.	No minimum mining width was used in determining Mineral Resources.
5.	Mineral Resources are based on a tonnage factory of 15 ft3/ton (Bulk density 0.0667 ton/ft3 or 2.14 t/m3).
6.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
7.	Past production (1979–2008) has been removed from the Mineral Resource.
8.	Totals may not add due to rounding.
9.	Mineral Resources are 100% attributable to CUR and are in situ.

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14.16	Comparison to Previous Estimate

Table 14-13 compares the June 27, 2012, Mineral Resource estimate with the September 9, 2022, Mineral Resource estimate at a COG of 0.10% eU3O8. The Indicated Mineral Resource estimate tonnage increased by 0.19 Mst and the grade decreased by 0.02% eU3O8, with a total increase of Indicated Mineral Resources of 0.08 Mlb U3O8. The Inferred Mineral Resource estimate tonnage decreased by 0.17 Mst and the grade increased by 0.05% eU3O8 with the difference in Inferred Mineral Resources totalling 0.25 Mlb U3O8. The small differences between the estimates are primarily attributed to:

•	Change in resource estimation methodology from Grade-Thickness (GT) contouring to 3D block modelling

o	Block modelling tends to overestimate tons while under estimating grade due to smoothing during the grade estimation process, if not properly controlled.

o	Modifications to the 2012 0.01% grade contour used to control horizontal extension of mineralization to allow for more accurate prediction of grade continuity during the block modelling process.

o	Based on limited drilling intercepts, downgraded portions of the ML zone from Inferred and removed from the Mineral Resource Estimate.

•	Increase in past production depletion from 177,000 st to 258,000 st based on SLR 2022 reconciliation of past production records.

Table 14-13:      Comparison of 2012 vs 2022 Resource Estimate

Consolidated Uranium Inc. – Tony M Mine

Classification	Tonnage (Mst)	Grade (%eU3O8)	Contained Metal (Mlb eU3O8)

June 27, 2012 Estimate
Indicated	1.68	0.24	8.14
Inferred	0.87	0.16	2.75
September 9, 2022 Estimate
Indicated	1.87	0.22	8.22
Inferred	0.70	0.21	2.92
Difference
Indicated	0.19	-0.02	0.08
Inferred	-0.17	0.05	0.17
% Difference
Indicated	11.2%	-8.3%	1.0%
Inferred	-19.2%	29.7%	6.1%

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15.0	Mineral Reserve Estimate

There are no Mineral Reserves reported for the Property.

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16.0	Mining Methods

Not applicable.

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17.0	Recovery Methods

Not applicable.

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18.0	Project Infrastructure

Not applicable.

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19.0	Market Studies and Contracts

Not applicable.

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20.0	Environmental Studies, Permitting, and Social or Community Impact

Not applicable.

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21.0	Capital and Operating Costs

Not applicable.

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22.0	Economic Analysis

Not applicable.

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23.0	Adjacent Properties

The information contained in this section has not been independently verified by the SLR QP and this information is not necessarily indicative of the mineralization on the Property.

Figure 4-2 presents the location of the adjacent properties relative to the Property.

23.1	Copper Bench – Indian Bench Deposit

The Copper Bench – Indian Bench uranium-vanadium deposit was discovered by Exxon during drilling started on the Bullfrog Property in mid-1977. The Copper Bench-Indian Bench deposit along with the Southwest deposit formed the historic Bullfrog Property. The Copper Bench-Indian Bench deposit trends northwesterly across the southern portion of the T34S R11E SLM (Mathisen, 2021).

Host rocks for the Copper Bench-Indian Bench uranium-vanadium deposits are Upper Jurassic sandstones of the Salt Wash Member of the Morrison Formation. The Copper Bench-Indian Bench deposit extends northwesterly over a length of approximately 15,000 ft and a width of 1,000 ft to 2,500 ft approximately 1.5 miles northeast of the Property.

Historic Mineral Resources of the Copper Bench-Indian Bench deposit were estimated by Energy Fuels in 2012 using the contour method and audited by RPA in the 2012 Technical Report (Roscoe et al., 2012).

The Mineral Resources classified as Indicated and Inferred categories at a cut-off grade of 0.20 %eU3O8 over a minimum thickness of four feet and minimum GT of 0.8 ft %eU3O8. Total Indicated Resources are 0.71 Mst at an average grade of 0.32% eU3O8 containing 4.6 Mlb eU3O8. Additional Inferred Resources total 0.75 Mst at an average grade of 0.36% eU3O8 containing 5.3 MlbeU3O8.

23.2	Frank M Deposit

The Frank M vanadium-uranium deposit was discovered by Plateau during drilling in mid-1977. The Frank M deposit is located in Section 2 and 3 of Township 35 South, Range 11 East S.L.M. The Frank M deposit is located approximately 2.5 miles northeast of the Tony M deposit and is a southeasterly continuation of the Copper Bench deposit.

The host for the Frank M deposit is the fluvial sandstone of the Salt Wash Member of the Jurassic Morrison Formation. The mineralized zone occurs between 60 ft and 100 ft above the base of the Salt Wash Member. The zone dips between three and five degrees to the northwest, which is generally conformable to the inclination of the sandstone beds hosting the Frank M deposit.

The Frank M deposit is approximately 7,000 ft long and is commonly between 1,500 ft and 2,000 ft wide. The mineralized zone is located at a depth of 200 ft below the ground surface in the east and over 500 ft below the ground surface to the west. The average drilling depth in the area is approximately 400 ft. Nearly the entire Frank M deposit occurs above the static water table, which only intersects the mineralized horizon in the vicinity of the northwesterly limit of the Frank M property.

In 2008, Uranium One Americas (now Uranium Energy Corp (UEC)) retained BRS Inc. to estimate resources for the Frank M deposit. Total Indicated Resources are 2.2 Mst at an average grade of 0.101 %eU3O8 containing 2.2 Mlb eU3O8. Additional Inferred Resources total 0.04 Mst at an average grade of 0.09% eU3O8 containing 0.075 Mlb eU3O8 (Beahm and Anderson, 2008). This resource estimate has not been reviewed by SLR, and is provided for informational purposes only.

Anfield Energy, which acquired the Frank M deposit from Uranium One Inc. on September 1, 2015, is the current owner of the Frank M property.

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23.3	Lucky Strike 10 Deposit

The Lucky Strike 10 deposit is located on the southeast rim of Shootaring Canyon approximately 1,400 ft southeast of the Tony M mine portal. The Lucky Strike 10 deposit is a southeasterly extension of the Tony M mineralized trend and is located above the water table. Plateau records report a historic polygonal Mineral Resource estimate of approximately 67,234 tons including 114,410 pounds at a radiometric grade of 0.084% U3O8 at a GT cut-off of 0.28 ft%. Plateau records indicate that 22,381 tons at a chemical grade of 0.04% U3O8 were mined from the Lucky Strike 10 deposit during the 1976 to 1978 period (Gupta, 1983).

This Mineral Resource estimate for the Lucky Strike 10 deposit is historic in nature, and relevant as it indicated the presence of uranium mineralization in the area, however the historic Mineral Resource estimate was not prepared to CIM (2014) definition standards and should not be relied upon. SLR has not reviewed this Mineral Resource estimate and it is provided for informational purposes only.

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24.0	Other Relevant Data and Information

No additional information or explanation is necessary to make this Technical Report understandable and not misleading.

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25.0	Interpretation and Conclusions

SLR offers the following conclusions.

25.1	Geology and Mineral Resources

•	The Tony M and Southwest deposits are of the Colorado Plateau sandstone hosted uranium type.

•	The Property has been the site of considerable mining and exploration, including the drilling and logging of approximately 2,000 rotary holes and 57 core holes in and around the Tony M property, of which 1,678 drill holes were used to prepare the Mineral Resource estimates.

o	During May and June 2022, CUR drilled eight combined rotary and diamond drill holes. The drill holes were designed to confirm the stratigraphic position of uranium mineralization, the relative thicknesses of mineralized intervals, and the range of uranium grades that were encountered in the historical drill holes.

■	SLR determined that the results were within a reasonable range to verify the presence and grade of the uranium oxide mineralization on the property and the use of all the historic values as accurate and true for resource estimation

■	The SLR QP is not aware of any drilling, sampling, or recovery factors that could materially impact the accuracy and reliability of the results.

■	Analysis of the 2022 drilling results is in agreement with the historical twin holes confirming that results of the historical drilling programs are suitable for use in Mineral Resource estimation.

•	The SLR QP is of the opinion that database verification procedures for the Property comply with industry standards and best practices and the drilling database is adequate for the purposes of Mineral Resource estimation updates.

•	The SLR QP is of the opinion that the gamma logging estimates of equivalent uranium grade (%eU3O8) for the Tony M Mine is slightly conservative and underestimate the average U3O8 grade by up to 3%, as well as some portions of the Tony M deposit by as much as 6%

o	The state of disequilibrium varies from location to location within the Tony M deposit.

o	The relative difference between chemical and probe assays is not considered material and no correction (disequilibrium ratio of 1:1) to the radiometric data is required and the data is suitable for resource estimation.

•	Results from the eight holes showed an inverse relationship between vanadium to the uranium oxide grade, where the higher-grade vanadium is associated with the lower grade uranium mineralization.

o	SLR found the 2022 V2O5/U3O8 ratio ranges from 1:1 to greater than 17:1 in places and results are inline with historic reported ranges.

o	The small sample size of the 2022 drilling vanadium values prevents construction of a reliable and accurate vanadium block model or resource estimate until more data is collected to improve confidence and understanding of the vanadium distribution on the Property.

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•	Significant historical uranium production has occurred at the Property in two phases. Between September 1979 and April 1984, Plateau produced a total of approximately 237,000 tons at an average grade of 0.121% U3O8 for a total of 574,500 lb U3O8, and between September 2007 to December 2008, Denison produced 94,100 tons at an average grade of 0.165% U3O8 for 310,500 lb U3O8.

o	SLR is of the opinion that historical work on the Property was conducted using industry best practices that were standard at the time.

o	Historic production records provide a reliable estimate of mine production and are suitable for depletion of the current resource estimate. Past production has been removed from the reported Mineral Resource.

•	No Mineral Reserves have been estimated for the Property.

•	In the QP’s opinion, there are no significant risks and uncertainties that could reasonably be expected to affect the reliability or confidence in the exploration information presented in this Technical Report, and the data provided to SLR by CUR and is believed to be reasonably representative of the Property geology and uranium mineralization.

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26.0	Recommendations

The SLR QP offers the following recommendations regarding advancement of the Project. CUR has proposed a two-phase program with a total budget of US$2,616,000 as presented in Table 26-1, to advance development of the Tony M Mine and explore the remainder of the Project. Phase 2 is dependant upon results from Phase 1 but can be started in parallel.

26.1	Phase 1 - Exploration Drilling – Vanadium Sampling

1.	Collect additional chemical assays in future drilling conducted on the Property in order to evaluate any disequilibrium.

2.	Continue to investigate the presence of vanadium oxide and its relationship to uranium mineralization in a two-phase approach:

a.	A surface drill campaign of approximately 75 drill holes would be required to better understand and model the vanadium values across the property.

b.	Complete additional infill/delineation drilling in areas of little to no drilling along projected mineralized trends to increase the Resource and upgrade Inferred Resources to Indicated.

3.	As an alternative to conducting a large number of surface holes, the Property has a large footprint of development workings and drifts (over 15 miles of drifts and headings) that would provide many areas to conduct rib sampling with a portable XRF for vanadium and uranium values. The portals are currently closed and unventilated, but rib scanning would provide more data quicker and cheaper than surface drilling. The use of XRF scanning would minimize the number of surface holes required.

26.2	Phase 2 - Advancement of the Tony M Mine

1.	Complete a PEA of re-opening the Tony M mine

Table 26-1:     Proposed Exploration Budget

Consolidated Uranium Inc. – Tony M Mine

Category	Task	Budget (US$)
Phase 1 - Exploration Drilling and Vanadium Sampling	Drilling	1,900,000
	Permitting	25,000
	Mine Rehab Work	100,000
	Rehab Equipment/Supplies	45,000
	Other	146,000
	Sampling Equipment and Assay Work	50,000
	Geotechnical Work	50,000
	Phase 1 Subtotal	2,316,000
Phase 2 - Project Advancement	PEA Study (including Mineral Resource update)	300,000
	Grand Total	2,616,000

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27.0	References

Agnerian, H., and Roscoe, W.E., 2003, The Contour Method of Estimating Mineral Resources, Roscoe Pestle Associates, Inc. paper, 9 pp.

Atlas Minerals Corp., 1991, Bullfrog Project – (Sales Prospectus), Copy #13, March.

Beahm, D.L., and Anderson, A.C., 2008, Frank M Uranium Project, 43-101 Mineral Resource Report, Garfield County, Utah, USA prepared for Uranium One Americas, June 10, 2008, 73 p.

Bhatt, B.J., 1983, Final report on the magnitude and variability of uranium disequilibrium based on the mined ore buggy sampling data, Tony M Mine, Shootaring Canyon, Garfield County, Utah, Plateau Resources Ltd., Grand Junction, Colorado.

Carpenter, 1980, Elemental, isotopic and mineralogic distributions within a tabular-type sandstone uranium-vanadium deposit, Henry Mountains mineral belt, Garfield County, Utah, Unpub. M. Sc. thesis, Colorado School of Mines, Golden, Colorado, 156 pp.

Consumers Power Company, 1982, Annual Report.

Doelling, H.H., 1967, Uranium deposits of Garfield County, Utah, Utah Geological Survey, Special Studies 22.

Energy Fuels Nuclear Inc., 1991, Revised geologic review and economic analysis of Atlas Minerals’ Bullfrog Property, Garfield County, Utah, Memo to G.W. Grandey et al., from R.N. Schafer & D.M. Pillmore, March 27.

Energy Fuels Nuclear Inc., 1993a, Bullfrog mine ore reserve access alternatives and production feasibility analysis (Revised 4/15/93), Memo to M.D. Vincelette from R.B. Smith & J.F. Stubblefield, April 15.

Energy Fuels Nuclear Inc., 1993b, Bullfrog Uranium Resources, memo to I.W. Mathisen, Jr., from R.W. Schafer, September 24.

Energy Fuels Nuclear Inc., 1994, Bullfrog Deposit, memo to T.C. Pool from J.T. Cottrell, March 10.

Energy Fuels Resources (USA) Inc., 2020, UT BLM Claims Letter Henry Mts 2020, August 24, 2020, 8pp.

Fischer, R.P., 1968, The uranium and vanadium deposits of the Colorado Plateau Region, in Ore Deposits of the United States 1933-1967, Ridge, J.D., AIME, pp.735-746.

Gupta, U.K. et al., 1983, Five year plan for the Shootaring Canyon Processing Facility 1984 through 1988, Vol. 1, Summary and Text, Plateau Resources Ltd., September.

Hunt, C.B., Averitt, P., and Miller, R.L., 1953, Geology and geography of the Henry Mountains Region, Utah, U.S. Geological Survey Professional Paper 228, Washington, DC, 224 pp.

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Johnson, T., 2022, Tony M 2022 surface drilling campaign summary, Consolidated Uranium internal memorandum, unpublished, October 19, 2022, 12 p.

LaPoint, D.J., 1978, Sampling Procedures for Chemical Analysis of Core, Plateau Resources Ltd., July 13, 1978.

Mathisen, M.B., 2021, Technical Report on the Tony M Mine, Utah, USA, Report for NI 43-101, prepared for Consolidated Uranium Inc, SLR Project No: SLR Project No: 138.20125.00001, October 15, 2021, 89 p.

Milne & Associates, 1990, Optimization study of the Southwest, Copper Bench, and Indian Bench Deposits, Garfield County, Utah, report prepared for Atlas Precious Metals, Sparks, Nevada, signed by Steve Milne, Registered Professional Engineer, AZ, December 6.

Mine Reserves Associates, Inc., 1990, Mineral Inventory and Mineable Reserves for the Indian Bench Deposit, Garfield County, Utah, Report prepared for Atlas Minerals Corp., Lakewood, Colorado, December 3.

Northrup, H.R. and Goldhaber, M.T., (Editors), 1990, Genesis of the Tabular-Type Vanadium-Uranium deposits of the Henry Mountains Basin, Utah, Economic Geology, v. 85, No. 2, March-April, pp. 215-269.

Northrup, H.R., 1982, Origin of the tabular-type vanadium-uranium deposits in the Henry Structural Basin, Utah, Ph. D. Thesis, T-2614, Colorado School of Mines, Golden, Colorado, 340 pp.

Nuclear Assurance Corp., 1989, Geologic analysis of uranium and vanadium ore reserves in the Tony M orebody, Garfield County, Utah, Report No. NAC-C-89023, prepared for Nuclear Fuel Services, Inc., Norcross, Georgia, August 31, filed of record in the Garfield County Courthouse, September 19, 1989, as a Subscribed and Sworn Affidavit of Work performed by Douglas Underhill.

Parr Brown, Gee and Loveless, 2021, Title Report Tony M Property, Garfield County, Utah, letter report to Consolidated Uranium Inc., June 10, 2021, 14 pp.

Parsons, Behle and Latimer, 2021, Tony M Mine Mining Status Report update, Tony M Mine, Garfield County, Utah, letter report to Energy Fuels Resources (USA) Inc, March 1, 2021, 8 pp.

Peterson, F., 1977, Uranium deposits related to depositional environments in the Morrison Formation (Upper Jurassic), Henry Mountains mineral belt of southern Utah: U.S. Geol. Survey Circ. 753, pp. 45-47.

Peterson, F., 1978, Measured sections of the lower member and Salt Wash Member of the Morrison Formation (Upper Jurassic) in the Henry Mountains mineral belt of southern Utah: U.S. Geol. Survey Open-File Rept. 78-1094, 95 pp.

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Peterson, F., 1980, Sedimentology as a strategy for uranium exploration, in Turner-Peterson, C.E., ed., Uranium in sedimentary rocks: application of the facies concept to exploration: Denver, Soc. Econ. Paleontologists Mineralogists, Rock Mountain Sec., pp. 65-126.

Pincock, Allen & Holt, Inc., 1984a, Minable ore reserve inventory for the Southwest and Copper Bench Deposits, Garfield County, Utah, Tucson, Arizona.

Pincock, Allen & Holt, Inc., 1984b, Mineral inventory for the Tony M deposit, Garfield County, Utah, Tucson, Arizona, November.

Pincock, Allen & Holt, Inc., 1985, Mineable reserve for the Tony M deposit, Garfield County, Utah, PAH Project No. 363.02, Tucson, AZ, signed by Steve Milne, Registered Professional Engineer, Arizona, December 6.

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Pool, T.C., 2006, Technical Report on the Henry Mountains Complex Uranium Project, Utah, U.S.A., NI 43-101 Technical Report by Scott Wilson Roscoe Postle Associates Inc. for International Uranium Corp., September 9, 2006.

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Roscoe, W.E and Underhill, D.H., 2009, Technical Report on the Tony M-Southwest Deposit, Henry Mountains Complex Uranium Project, Utah, U.S.A., NI 43-101 Technical Report by Scott Wilson Roscoe Postle Associates Inc. for Denison Mines Corp., March 19, 2009.

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Thamm, J.K., Kovschak, A.A. Jr., and Adams, S.S., 1981. Geology and recognition criteria for sandstone uranium deposits of the Salt Wash type, Colorado Plateau province, US. Dept. Energy Final Rept., GJBX-6(81), Grand Junction, CO, 111 pp.

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Wanty, R.B., 1986, Geochemistry of vanadium in an epigenetic sandstone-hosted vanadium-uranium deposit, Henry basin, Utah, Unpub. Ph. D. Thesis, Colorado School of Mines, Golden, Colorado, 198 pp.

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28.0	Date and Signature Page

This report titled “Technical Report on the Tony M Mine, Utah, USA” with an effective date of September 9, 2022, was prepared and signed by the following author.

(Signed & Sealed) Mark B. Mathisen

Dated at Lakewood, CO	Mark B. Mathisen, C.P.G.
December 8, 2022	Principal Geologist

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29.0	Certificate of Qualified Person

29.1	Mark B. Mathisen

I, Mark B. Mathisen, C.P.G., as an author of this report entitled “Technical Report on the Tony M Mine, Utah, USA” with an effective date of September 9, 2022 (the Technical Report), prepared for Consolidated Uranium Inc. (CUR), do hereby certify that:

1.	I am a Principal Geologist with SLR International Corporation, of Suite 100, 1658 Cole Boulevard, Lakewood, CO, USA 80401.

2.	I am a graduate of Colorado School of Mines in 1984 with a B.Sc. degree in Geophysical Engineering.

3.	I am a Registered Professional Geologist in the State of Wyoming (No. PG-2821), a Certified Professional Geologist with the American Institute of Professional Geologists (No. CPG-11648), and a Registered Member of SME (RM #04156896). I have worked as a geologist for a total of 23 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•	Mineral Resource estimation and preparation of NI 43-101 Technical Reports.

•	Director, Project Resources, with Denison Mines Corp., responsible for resource evaluation and reporting for uranium projects in the USA, Canada, Africa, and Mongolia.

•	Project Geologist with Energy Fuels Nuclear, Inc., responsible for planning and direction of field activities and project development for an in situ leach uranium project in the USA. Cost analysis software development.

•	Design and direction of geophysical programs for US and international base metal and gold exploration joint venture programs.

4.	I have read the definition of "Qualified Person" set out in National Instrument 43-101 – Standards for Disclosure for Mineral Projects (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101.

5.	I visited the Tony M Mine on July 7, 2021.

6.	I am responsible for all sections and overall preparation of the Technical Report.

7.	I am independent of CUR and the Property as per TSXV Appendix 3F and applying the test set out in Section 1.5 of NI 43-101.

8.	I have been involved previously with the Property from 2009 to 2012 when serving as Director of Project Resources with Denison Mines. Since the Property was acquired by Consolidated Uranium Inc. in 2021, I have been involved in the preparation of the Technical Reports dated October 15, 2021, and December 8, 2022, for the Property that is the subject of the Technical Report.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

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10.	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 8th day of December 2022,

(Signed & Sealed) Mark B. Mathisen

Mark B. Mathisen, C.P.G.

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